Exhibit 99.1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 6-K contains forward-looking statements. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction, including those contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this Form 6-K may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates," “believes,” “estimates,” “forecast,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this Form 6-K include, but are not limited to statements regarding our future results of operations and financial position, future organic growth, industry and business trends, business strategy, plans (including productivity enhancements and cost reductions, and our ability to refinance or meet our debt obligations), market growth, position and our objectives for future operations, including our ability to maintain relationships with customers and continue to renew customer lease agreements or the potential benefit of the terms of such renewals or our ability to grow our business through acquisitions, the impact (illustrative or otherwise) of the new agreements with MTN Nigeria (including certain rebased fee components) on our financial results, the impact of currency and exchange rate fluctuations (including the devaluation of the Naira) and other economic and geopolitical factors on our future results and operations, the outcome and potential benefit of our strategic review, and our objectives for future operations.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

●	non-performance under or termination, non-renewal or material modification of our customer agreements;
●	volatility in terms of timing for settlement of invoices or our inability to collect amounts due under invoices;
●	a reduction in the creditworthiness and financial strength of our customers;
●	the business, legal and political risks in the countries in which we operate;
●	general macroeconomic conditions in the countries in which we operate;
●	changes to existing or new tax laws, rates or fees;
●	foreign exchange risks, particularly in relation to the Nigerian Naira, and/or ability to hedge against such risks in our commercial agreements or to access U.S. Dollars in our markets;
●	the effect of regional or global health pandemics, geopolitical conflicts and wars and acts of terrorism;
●	our inability to successfully execute our business strategy and operating plans, including our ability to increase the number of Colocations and Lease Amendments on our Towers and construct New Sites or develop business related to adjacent telecommunications verticals (including, for example, relating to our fiber businesses in Latin America and elsewhere) or deliver on our sustainability or environmental, social and governance (ESG) strategy and initiatives under anticipated costs, timelines, and complexity, such as our Carbon Reduction Roadmap (and Project Green), including plans to reduce diesel consumption, integrate solar panel and battery storage solutions on tower sites and connect more sites to the electricity grid;
●	our reliance on third-party contractors or suppliers, including failure, underperformance or inability to provide products or services to us (in a timely manner or at all) due to sanctions regulations, supply chain issues or for other reasons;
●	our estimates and assumptions and estimated operating results may differ materially from actual results;
●	increases in operating expenses, including increased costs for diesel;

●	failure to renew or extend our ground leases, or protect our rights to access and operate our Towers or other telecommunications infrastructure assets;
●	loss of customers;
●	risks related to our indebtedness;
●	changes to the network deployment plans of mobile operators in the countries in which we operate;
●	a reduction in demand for our services;
●	the introduction of new technology reducing the need for tower infrastructure and/or adjacent telecommunication verticals;
●	an increase in competition in the telecommunications tower infrastructure industry and/or adjacent telecommunication verticals;
●	our failure to integrate recent or future acquisitions;
●	the identification by management of material weaknesses in our internal control over financial reporting, which could affect our ability to produce accurate financial statements on a timely basis or cause us to fail to meet our future reporting obligations;
●	increased costs, harm to reputation, or other adverse impacts related to increased intention to and evolving expectations for environmental, social and governance initiatives;
●	our reliance on our senior management team and/or key employees;
●	failure to obtain required approvals and licenses for some of our sites or businesses or comply with applicable regulations;
●	inability to raise financing to fund future growth opportunities or operating expense reduction strategies;
●	environmental liability;
●	inadequate insurance coverage, property loss and unforeseen business interruption;
●	compliance with or violations (or alleged violations) of laws, regulations and sanctions, including but not limited to those relating to telecommunications regulatory systems, tax, labor, employment (including new minimum wage regulations), unions, health and safety, antitrust and competition, environmental protection, consumer protection, data privacy and protection, import/export, foreign exchange or currency, and of anti-bribery, anti-corruption and/or money laundering laws, sanctions and regulations;
●	fluctuations in global prices for diesel or other materials;
●	disruptions in our supply of diesel or other materials;
●	legal and arbitration proceedings;
●	our reliance on shareholder support (including to invest in growth opportunities) and related party transaction risks;
●	risks related to the markets in which we operate, including but not limited to local community opposition to some of our sites or infrastructure, and the risks from our investments into emerging and other less developed markets;
●	injury, illness or death of employees, contractors or third parties arising from health and safety incidents;
●	loss or damage of assets due to security issues or civil commotion;
●	loss or damage resulting from attacks on any information technology system or software;
●	loss or damage of assets due to extreme weather events whether or not due to climate change;

●	failure to meet the requirements of accurate and timely financial reporting and/or meet the standards of internal control over financial reporting that support a clean certification under the Sarbanes Oxley Act;
●	risks related to our status as a foreign private issuer; and
●	the important factors discussed in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023.

The forward-looking statements in this Form 6-K are based upon information available to us as of the date of this Form 6-K, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. You should read this Form 6-K and the documents that we reference in this Form 6-K with the understanding that our actual future results, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Additionally, we may provide information herein that is not necessarily “material” under the federal securities laws for SEC reporting purposes, but that is informed by various ESG standards and frameworks (including standards for the measurement of underlying data), and the interests of various stakeholders. Much of this information is subject to assumptions, estimates or third-party information that is still evolving and subject to change. For example, we note that standards and expectations regarding greenhouse gas (GHG) accounting and the processes for measuring and counting GHG emissions and GHG emissions reductions are evolving, and it is possible that our approaches both to measuring our emissions and any reductions may be at some point, either currently or in future, considered by certain parties to not be in keeping with best practices. In addition, our disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in our business or applicable government policies, or other factors, some of which may be beyond our control. These forward-looking statements speak only as of the date of this Form 6-K. Except as required by applicable law, we do not assume, and expressly disclaim, any obligation to publicly update or revise any forward-looking statements contained in this Form 6-K, whether as a result of any new information, future events or otherwise. Additionally, references to our website and other documents contained in this Form 6-K are provided for convenience only, and their content is not incorporated by reference into this Form 6-K.

CERTAIN DEFINED TERMS

Unless the context provides otherwise, references herein to:

●	“2025 Notes” refers to our $510 million 7.125% Senior Notes due 2025, which were fully repaid in November 2021.
●	“2026 Notes” refers to our $500 million 5.625% Senior Notes due 2026.
●	“2027 Notes” refers to our $940 million 8.0% Senior Notes due 2027.
●	“2028 Notes” refers to our $500 million 6.250% Senior Notes due 2028.
●	“9mobile” refers to Emerging Markets Telecommunication Services Limited, which was previously known as Etisalat Nigeria.
●	“Airtel Nigeria” refers to Airtel Networks Limited, a subsidiary of Airtel Africa.
●	“Brazilian Real” and “BRL” refers to the lawful currency of the Federative Republic of Brazil.
●	“Carbon Reduction Roadmap” refers to our strategy for decreasing our emissions, including a goal to reduce the Scope 1 and Scope 2 kilowatt-hour emissions intensity of our tower portfolio by 50% by 2030, using 2021 emissions data as the baseline.
●	“CBN” refers to the Central Bank of Nigeria.
●	“Churn” refers to the loss of tenancies when services provided by us are terminated, a Tenant does not renew its contract or we have ceased recognizing revenue for sites under a customer’s contract in any particular period, adjusted for the reintegration of previously lost tenancies. When we decommission a site and move a customer from one of our sites to another site to rationalize our portfolio, this is not included in Churn.
●	“Colocation” refers to the installation of equipment on existing towers for a new tenant alongside current Tenants.

●	“Colocation Rate” refers to the average number of Tenants per Tower across our portfolio at a given point in time. We calculate the Colocation Rate by dividing the total number of Tenants across our portfolio by the total number of Towers across our portfolio at a given time.
●	“Contracted Revenue” refers to lease fees to be received from the existing Tenants of Key Customers for the remainder of each Tenant’s current contractual site lease term, lease fees to be received from the existing Lease Amendments of Key Customers for the remainder of each Lease Amendment’s current contractual term and lease fees to be received from Key Customers where we provide fiber access to an OLT for the remainder of the relevant contractual term, as of a specified date. In aggregating Contracted Revenue, we have taken the average lease rate for our Key Customers as of June 30, 2024, which is applied to the remaining term of the tenancies, lease amendments and fiber access of each Key Customer, assuming constant foreign exchange rates, no escalation of lease rates despite contractual provisions in our MLAs in that regard, no new Tenants, new Lease Amendments or new access to fiber, no amendments to our existing MLA terms and no Churn. See “Risk Factors — Our Contracted Revenue is based on certain estimates and assumptions and actual results may differ materially from such estimated operating results,” in our Annual Report for the year ended December 31, 2023.
●	“Dollar”, “USD” or “$” refer to U.S. dollars.
●	“Euro” or “€” refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.
●	“IFRS Accounting Standards” refers to Accounting Standards as issued by the International Accounting Standards Board (“IASB”).
●	“IHS GCC KW” refers to IHS GCC KW Holding Limited, one of our subsidiaries in United Arab Emirates.
●	“IHS Holding Limited Notes” refers to our 2026 Notes and our 2028 Notes, collectively.
●	“IHS Kuwait” refers to IHS Kuwait Limited for the Construction, Erection and Maintenance of Wired and Wireless Communication and Radar Towers and Stations with Limited Liability, one of our operating subsidiaries in Kuwait.
●	“IHS Netherlands Holdco B.V. Notes” refers to our 2027 Notes.
●	“IHS Nigeria” refers to IHS (Nigeria) Limited, one of our operating subsidiaries in Nigeria.
●	“INT Towers” refers to INT Towers Limited, one of our operating subsidiaries in Nigeria.
●	“Key Customers” refers to MTN Customers, Orange Cameroun S.A., or Orange Cameroon, Orange Côte d’Ivoire S.A., or Orange Côte d’Ivoire, 9mobile, Airtel Nigeria, Airtel Networks Zambia PLC, or Airtel Zambia, Airtel Rwanda Limited, or Airtel Rwanda, Claro S.A., or Claro Brazil, TIM Cellular S.A., or TIM Brasil, Telefonica Brasil S.A., or Vivo Brazil, Colombia Móvile S.A. E.S.P., or Tigo Colombia, COMSEL S.A., or Claro Colombia, Oi S.A., or Oi Brazil, Zain Kuwait and Telkom South Africa.
●	“Kuwait Acquisition” refers to the acquisition by us of an aggregate of 1,499 towers from Zain Kuwait, following the completion of multiple closings pursuant to an acquisition signed in October 2017. As part of the transaction, some towers that we have not purchased are managed and operated under a Managed Services agreement, and currently comprise approximately 121 towers. These towers are operated in Kuwait through an entity in which we own 70% of the shares and Zain Kuwait owns the remaining 30%.
●	"Latam” refers to our business segment that includes our markets in Latin America, which currently are Brazil and Colombia.
●	“Lease Amendments” refers to the installation of additional equipment on a site or the provision of certain ancillary services for an existing Tenant, for which we charge our customers a recurring lease fee.
●	“Managed Services” refers to when MNOs outsource the day-to-day operations of their owned towers or other towers on which they are present, including maintenance, security and power supply.
●	"MENA” refers to our business segment that includes our markets in the Middle East and North Africa region, which currently are Egypt and Kuwait.
●	“MLA” refers to the long-term lease agreements we enter into with our customers, including but not limited to master lease agreements, master services agreements, infrastructure sharing agreements, master tower space use/license agreements and MLL agreements.

●	“MLL” refers to towers we manage with a license to lease for a defined period. Where there is an MLL agreement, we have the right to lease out space on the tower to other MNOs and provide services, generating further revenue for ourselves. The site owner typically reduces its operating costs and eliminates capital expenditures.
●	“MNOs” refers to mobile network operators.
●	“MTN Customers” refers to MTN Nigeria, MTN Côte d’Ivoire S.A., or MTN Côte d’Ivoire, MTN Cameroon Limited, or MTN Cameroon, MTN Zambia Limited, or MTN Zambia, MTN Rwandacell Limited, or MTN Rwanda or MTN South Africa.
●	“MTN Group” refers to MTN Group Limited and its subsidiaries, one of which is one of our shareholders as well as a related party of certain MTN operating entities that are our customers in the countries in which we currently operate. In each African market in which we currently operate, one of the MTN operating entities is a customer of ours.
●	“MTN Nigeria” refers to MTN Nigeria Communications PLC.
●	“MTN SA Acquisition” refers to the acquisition of 5,691 towers from MTN South Africa on May 31, 2022. As part of the transaction, we were previously required to provide Managed Services, including to approximately 7,100 additional MTN South Africa sites; however, in May 2024 we signed an agreement with MTN South Africa to unwind the power managed services agreement. IHS Towers will over time own 70% of the South African Towers business with the remaining 30% owned by a B-BBEE consortium.
●	“MTN South Africa” refers to Mobile Telephone Networks Proprietary Limited.
●	“NAFEM” refers to the Nigerian Autonomous Foreign Exchange Rate Fixing Market introduced by the CBN in October 2023 to rename the Investors’ and Exporters’ foreign exchange trading window implemented by the Central Bank of Nigeria in April 2017.
●	“NAFEX” refers to the Nigerian Autonomous Foreign Exchange Rate Fixing and is the reference rate for spot FX operations in the Autonomous FX Market in Nigeria.
●	“Naira”, “NGN” and “₦” refers to the lawful currency of the Federal Republic of Nigeria.
●	“New Sites” refers to Towers owned and operated by the Group constructed through build-to-suit arrangements for the initial Tenant.
●	“Notes” refers to the IHS Holding Limited Notes and IHS Netherlands Holdco B.V. Notes, collectively.
●	“OLT” refers to an optical line terminal or optical line termination, which is a device which serves as the service provider endpoint of a passive optical network.
●	“Project Green” refers to the current phase of our Carbon Reduction Roadmap.
●	“ROU” refers to towers we operate under a right of use agreement for a defined period. Where there is an ROU agreement, we have the right to lease out space on the tower to other MNOs and provide services, generating further revenue for ourselves.
●	“South African Rand” and “ZAR” refers to the lawful currency of the Republic of South Africa.
●	“sites” refers to towers that are owned or operated by us.
●	“Skysites” refers to Skysites Holdings S.A.
●	“Skysites Acquisition” refers to the acquisition by us on January 6, 2021, of Skysites from a group of eighteen persons. At closing, Skysites had 1,005 towers in Brazil.
●	“SLAs” refer to site-specific documents or agreements entered into in relation to specific sites pursuant to an MLA.
●	“SSA” refers to our business segment that includes our markets in the Sub-Saharan region of Africa, which currently are Cameroon, Côte d’Ivoire, Rwanda, South Africa and Zambia.

●	“Tenants” refers to the number of distinct customers who have leased space on each Tower across our portfolio. For example, if one customer had leased tower space on five of our Towers, we would have five Tenants.
●	“TIM Fiber Acquisition” refers to the acquisition and deployment of TIM Brasil’s secondary fiber network infrastructure. Closing occurred on November 16, 2021. The existing and future fiber assets are operated in Brazil through a new entity, which we refer to as I-Systems, in which we own 51% of the shares and TIM Brasil owns the remaining 49%.
●	“Towers” refers to ground-based towers, rooftop and wall-mounted towers, cell poles, in-building solutions, small cells, distributed antenna systems and cells-on-wheels, each of which is deployed to support wireless transmission equipment. We measure the number of Towers in our portfolio at a given time by counting the number of Towers that we own or operate with at least one Tenant. The number of Towers in our portfolio excludes any towers for which we provide managed services.
●	“Zain Kuwait” refers to Mobile Telecommunications Company K.S.C.P.

PART I ‒ FINANCIAL INFORMATION

Item 1. Interim Financial Statements

CONDENSED CONSOLIDATED STATEMENT OF LOSS AND OTHER COMPREHENSIVE (LOSS)/INCOME (UNAUDITED)

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

		Three months ended		Six months ended
		June 30,	June 30,	June 30,	June 30,
	Note	2024	2023*	2024	2023*
		$’000	$’000	$’000	$’000

Revenue		435,377	546,204	853,121	1,148,732
Cost of sales	6	(206,710)	(297,096)	(461,000)	(603,784)
Administrative expenses	7	(83,763)	(100,721)	(250,459)	(198,003)
Net reversal of loss/(net loss allowance) on trade receivables	8	2,381	(954)	(2,179)	(4,514)
Other income		883	161	1,593	336
Operating income		148,168	147,594	141,076	342,767
Finance income	9	43,010	8,373	24,376	13,160
Finance costs	10	(279,156)	(1,369,052)	(1,812,744)	(1,546,019)
Loss before income tax		(87,978)	(1,213,085)	(1,647,292)	(1,190,092)
Income tax expense	11	(36,336)	(57,241)	(34,272)	(72,459)
Loss for the period		(124,314)	(1,270,326)	(1,681,564)	(1,262,551)

Loss attributable to:
Owners of the Company		(121,069)	(1,266,772)	(1,674,397)	(1,256,191)
Non‑controlling interests	23	(3,245)	(3,554)	(7,167)	(6,360)
Loss for the period		(124,314)	(1,270,326)	(1,681,564)	(1,262,551)

Loss per share - basic	12	(0.36)	(3.79)	(5.03)	(3.77)
Loss per share - diluted	12	(0.36)	(3.79)	(5.03)	(3.77)

Other comprehensive (loss)/income:
Items that may be reclassified to income or loss
Fair value (loss)/gain through other comprehensive income		(2)	7	(1)	7
Exchange differences on translation of foreign operations		(6,994)	585,257	1,036,525	629,449
Other comprehensive (loss)/income for the period, net of taxes		(6,996)	585,264	1,036,524	629,456

Total comprehensive loss for the period		(131,310)	(685,062)	(645,040)	(633,095)

Total comprehensive loss attributable to:
Owners of the Company		(107,091)	(691,914)	(610,226)	(642,343)
Non‑controlling interests		(24,219)	6,852	(34,814)	9,248
Total comprehensive loss for the period		(131,310)	(685,062)	(645,040)	(633,095)

*Revised to reflect an adjustment related to the accounting treatment of foreign exchange on goods in transit in Nigeria (see note 28).

The notes on pages 13 to 45 form part of the condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

AT JUNE 30, 2024 AND DECEMBER 31, 2023

		June 30,	December 31,
	Note	2024	2023
		$’000	$’000
Non‑current assets
Property, plant and equipment	13	1,423,021	1,740,235
Right of use assets	13	795,000	886,909
Goodwill	14	442,542	619,298
Other intangible assets	14	804,643	933,030
Fair value through other comprehensive income financial assets		6	13
Deferred income tax assets		60,938	63,786
Derivative financial instrument assets	15	12,140	1,540
Trade and other receivables	16	119,552	147,292
		3,657,842	4,392,103
Current assets
Inventories		33,559	40,589
Income tax receivable		3,012	3,755
Derivative financial instrument assets	15	402	565
Trade and other receivables	16	399,627	607,835
Cash and cash equivalents		445,713	293,823
Assets held for sale	13, 14	—	26,040
		882,313	972,607

TOTAL ASSETS		4,540,155	5,364,710

Non‑current liabilities
Trade and other payables	17	5,351	4,629
Borrowings	18	3,421,861	3,056,696
Lease liabilities	19	492,698	510,838
Provisions for other liabilities and charges	20	81,011	86,131
Deferred income tax liabilities		120,984	137,106
		4,121,905	3,795,400
Current liabilities
Trade and other payables	17	386,364	532,627
Provisions for other liabilities and charges	20	172	277
Derivative financial instrument liabilities	15	12,946	68,133
Income tax payable	11	60,507	75,612
Borrowings	18	157,814	454,151
Lease liabilities	19	90,060	91,156
		707,863	1,221,956

TOTAL LIABILITIES		4,829,768	5,017,356

Stated capital	21	5,399,205	5,394,812
Accumulated losses		(6,967,791)	(5,293,394)
Other reserves	22	1,076,281	8,430
Equity attributable to owners of the Company		(492,305)	109,848
Non‑controlling interest	23	202,692	237,506
TOTAL EQUITY		(289,613)	347,354

TOTAL LIABILITIES AND EQUITY		4,540,155	5,364,710

The notes on pages 13 to 45 form part of the condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

		Attributable to owners of the Company
						Non‑
		Stated	Accumulated	Other		controlling	Total
	Note	capital	losses	reserves	Total	interest	equity
		$’000	$’000	$’000	$’000	$’000	$’000

Balance at January 1, 2023		5,311,953	(3,317,652)	(861,271)	1,133,030	227,200	1,360,230
Options converted to shares		89,432	—	(89,432)	—	—	—
Share‑based payment expense	24	—	—	6,618	6,618	—	6,618
Other reclassifications related to share-based payment		—	867	(1,426)	(559)	—	(559)
Total transactions with owners of the company		89,432	867	(84,240)	6,059	—	6,059

Loss for the period*		—	(1,256,191)	—	(1,256,191)	(6,360)	(1,262,551)
Other comprehensive income*		—	—	613,848	613,848	15,608	629,456
Total comprehensive (loss)/income*		—	(1,256,191)	613,848	(642,343)	9,248	(633,095)

Balance at June 30, 2023*		5,401,385	(4,572,976)	(331,663)	496,746	236,448	733,194

Balance at January 1, 2024		5,394,812	(5,293,394)	8,430	109,848	237,506	347,354
Options converted to shares		4,393	—	(4,393)	—	—	—
Share‑based payment expense	24	—	—	8,073	8,073	—	8,073
Total transactions with owners of the company		4,393	—	3,680	8,073	—	8,073

Loss for the period		—	(1,674,397)	—	(1,674,397)	(7,167)	(1,681,564)
Other comprehensive income/(loss)		—	—	1,064,171	1,064,171	(27,647)	1,036,524
Total comprehensive (loss)/income		—	(1,674,397)	1,064,171	(610,226)	(34,814)	(645,040)

Balance at June 30, 2024		5,399,205	(6,967,791)	1,076,281	(492,305)	202,692	(289,613)

*Revised to reflect an adjustment related to the accounting treatment of foreign exchange on goods in transit in Nigeria (see note 28).

The notes on pages 13 to 45 form part of the condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

		Three months ended		Six months ended
		June 30,	June 30,	June 30,	June 30,
	Note	2024	2023*	2024	2023*
		$’000	$’000	$’000	$’000
Cash flows from operating activities
Cash from operations	25	151,596	259,097	244,580	511,119
Income taxes paid		(15,374)	(19,514)	(28,516)	(33,957)
Payment for rent		(1,517)	(658)	(5,509)	(2,943)
Payment for tower and tower equipment decommissioning		(20)	(317)	(25)	(321)
Net cash generated from operating activities		134,685	238,608	210,530	473,898

Cash flow from investing activities
Purchase of property, plant and equipment		(60,503)	(158,150)	(121,534)	(263,567)
Payment in advance for property, plant and equipment		(1,508)	(34,346)	(5,851)	(70,148)
Purchase of software and licenses		(1,086)	(8,924)	(2,729)	(16,176)
Net proceeds from sale of subsidiary		4,073	—	4,073	—
Proceeds from disposal of property, plant and equipment		1,149	399	2,037	960
Insurance claims received		30	134	40	278
Interest income received	9	3,853	5,079	7,834	11,577
Deposit of short-term deposits		(6,358)	(65,055)	(36,513)	(128,765)
Refund of short-term deposits		1,923	3,994	204,680	20,723
Net cash (used in)/generated from investing activities		(58,427)	(256,869)	52,037	(445,118)

Cash flows from financing activities
Bank loans and bond proceeds received (net of transaction costs)		231,208	290,083	611,591	658,179
Bank loans and bonds repaid		(78,146)	(153,505)	(406,825)	(417,850)
Fees on loans and derivative instruments		(3,999)	(2,163)	(7,254)	(8,671)
Interest paid		(84,630)	(76,442)	(165,964)	(144,945)
Payment for the principal of lease liabilities		(15,468)	(24,523)	(32,534)	(44,745)
Interest paid for lease liabilities		(17,488)	(13,174)	(30,697)	(25,294)
Net gain/(loss) settled on derivative instruments		221	472	(19,927)	472
Net cash generated from/(used in) financing activities		31,698	20,748	(51,610)	17,146

Net increase in cash and cash equivalents		107,956	2,487	210,957	45,926
Cash and cash equivalents at beginning of period		333,203	515,589	293,823	514,078
Effect of movements in exchange rates on cash		4,554	(85,028)	(59,067)	(126,956)
Cash and cash equivalents at end of period		445,713	433,048	445,713	433,048

*Revised to reflect an adjustment related to the accounting treatment of foreign exchange on goods in transit in Nigeria (see note 28).

The notes on pages 13 to 45 form part of the condensed consolidated interim financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.General Information

The financial statements are the unaudited condensed consolidated interim financial statements (hereafter “financial statements”) of IHS Holding Limited (the “Company”) and its subsidiaries (together hereafter referred to as the “Group”). IHS Holding Limited is incorporated in the Cayman Islands under the Companies Act (as amended) as an exempted company with limited liability. The Company is domiciled in the Cayman Islands and the address of its registered office is 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

The financial period represents the three and six months ended June 30, 2024, with the prior period representing the three and six months ended June 30, 2023. The financial statements are presented in U.S. Dollars ($) and all values are rounded to the nearest thousand, except where otherwise indicated.

2.Significant accounting policies

2.1Basis of preparation

The financial statements for the three and six months ended June 30, 2024, have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’ (IAS 34), as issued by the International Accounting Standards Board (IASB).

The financial statements do not amount to full financial statements and do not include all of the information and disclosures required for full annual financial statements. It should be read in conjunction with the consolidated annual financial statements of the Group for the year ended December 31, 2023, which have been prepared in accordance with IFRS Accounting Standards as issued by the IASB, as noted within note 2.1 of the consolidated annual financial statements.

In management’s opinion, the accompanying financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position as of June 30, 2024, and its results of operations for the three and six months ended June 30, 2024, and 2023, cash flows for the three and six months ended June 30, 2024, and 2023, and statement of changes in equity for the three and six months ended June 30, 2024, and 2023. Certain amounts in the prior period statement of cash flows related to derivative instruments within financing activities have been reclassified to conform to the current year presentation. The condensed consolidated statement of financial position as of December 31, 2023, was derived from audited annual financial statements but does not contain all of the footnote disclosures from the annual financial statements.

2.2Approval

These condensed consolidated interim financial statements were authorized and approved for issue on August 12, 2024.

2.3Income tax

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual income or loss.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.4Changes in accounting policies and disclosures

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except the new standards, amendments and interpretations adopted by the Group during the period.

(a)New standards, amendments and interpretations adopted by the Group

The Group has applied the following standards and amendments for its reporting period commencing January 1, 2024:

●	Classification of Liabilities as Current or Non-current - Deferral of Effective Date (Amendment to IAS 1)
●	Non-current Liabilities with Covenants Amendments to IAS 1
●	Lease Liability in a Sale and Leaseback Amendments to IFRS 16
●	Supplier finance arrangements - Amendments to IAS 7 and IFRS 7

The amendments to standards listed above did not have any material impact on the Group’s interim financial statements.

(b)New standards, amendments and interpretations not yet adopted by the Group

Certain new accounting standards, interpretations and amendments have been published through June 30, 2024, that are not yet effective and have not been early adopted by the Group. They are:

●	Lack of Exchangeability (Amendments to IAS 21)
●	IFRS 18 Presentation and Disclosure in Financial Statements
●	Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)

The Company is in the process of analyzing the impact of the above new standards and amendments.

2.5Segment reporting

Operating segments are components of IHS’ business activities about which separate financial statements are available and reported internally to the chief operating decision maker. The Group’s Executive Committee has been identified as the chief operating decision maker, responsible for allocating resources and assessing performance of the operating segments.

The Group’s Executive Committee currently consists of the Chief Executive Officer (“CEO”), the Chief Operating Officer (“COO”), the Chief Financial Officer (“CFO”), the General Counsel, the IHS Nigeria CEO and the Chief Human Resource Officer.

Where operating segments share similar characteristics, they have been aggregated into reportable segments, of which the Group has identified four: Nigeria, Sub-Saharan Africa (“SSA”), Middle East and North Africa (“MENA”) and Latin America (“Latam”).

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3.Critical accounting estimates and judgments

The preparation of interim financial statements requires management to make certain judgments, accounting estimates and assumptions that affect the amounts reported for the assets and liabilities at the reporting date and the amounts reported for revenues and expenses during the period. The nature of the estimation means that actual outcomes could differ from those estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same, except as mentioned below, as those that applied to the consolidated financial statements for the year ended December 31, 2023.

(a)Going Concern

As part of their regular assessment of the Group’s liquidity and financing position, the Directors have prepared detailed forecasts for a period which extends beyond 12 months after the date of approval of these financial statements. In assessing the forecasts, the Directors have considered:

●	the current economic conditions in the operating markets and the impact on trading performance;
●	the impact of macroeconomic factors, particularly interest rates and foreign exchange rates, including further devaluation of the Nigeria Naira up to the date of issuance of these financial statements, and the ongoing impact of ongoing geopolitical conflicts and wars including on global diesel prices and supply chains for raw materials such as steel and for equipment, including batteries;
●	the status of the Group’s financial arrangements (see also note 18);
●	mitigating actions available should business activities fall behind current expectations; and
●	additional sensitivity analysis under a stressed scenario to assess the impact of a severe but plausible downside case.

In addition, the Directors have considered the following:

The Group has cash and cash equivalents of $445.7 million as of June 30, 2024:

●	Assessed current cash reserves and the availability of undrawn facilities and continues to monitor available liquidity in the context of ongoing operational requirements and planned capital expenditure;
●	All of the Group’s operations are cash generative; and
●	Our IT team monitors the risk of fraud, data or security breaches, loss of data and the potential for other cyber-related attacks and utilizes security measures to mitigate such risks.

Having carefully considered the factors noted above, the Directors have a reasonable expectation that the Group and the Company have adequate resources to continue in operational existence for at least 12 months from the date of issuance of these financial statements and to operate within the covenant levels of its current debt facilities. The Directors therefore continue to consider it appropriate to adopt the going concern basis of accounting in preparing the financial statements.

(b) Assessment of appropriate foreign exchange rate

The subsidiaries based in Nigeria previously translated their foreign currency transactions into the functional currency, Nigerian Naira, at the Nigerian Autonomous Foreign Exchange Fixing (“NAFEX”) prevailing rate at the date of the transaction.

In mid-June 2023, the Central Bank of Nigeria announced the unification of all segments of the foreign exchange market by replacing the old regime of multiple exchange rate “windows” for different purposes with, in effect, a market rate. The unification of the Nigeria foreign exchange market was aimed at eliminating multiple “windows” and to allow foreign exchange transactions to be determined by market forces via a single I&E window (subsequently renamed NAFEM in October 2023). The Group uses the USD/NGN rate published by Bloomberg for the translation of USD transactions and denominated balances in the Nigerian subsidiaries and also for consolidation purposes.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4.Capital risk management and fair value measurements

The Group’s activities expose it to a variety of financial risks including market risk (foreign exchange risk and interest rate risk), credit risk and liquidity risk.

The financial statements do not include all financial risk management information and disclosures required in annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2023.

There have been no changes in any risk management policies since December 31, 2023.

Fair value hierarchy

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

●	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).
●	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).
●	Inputs for the asset or liability that are not based on observable market data (that is unobservable inputs) (level 3).

The following tables present the Group’s financial instruments that are measured at fair value at June 30, 2024, and at December 31, 2023.

June 30, 2024	Level 1	Level 2	Total
	$’000	$’000	$’000

Fair value through other comprehensive income financial assets	6	—	6
Interest rate caps (note 15)	—	402	402
Embedded options within listed bonds (note 15)	—	12,140	12,140
Foreign exchange swaps (note 15)	—	(12,946)	(12,946)
	6	(404)	(398)

December 31, 2023	Level 1	Level 2	Total
	$’000	$’000	$’000

Fair value through other comprehensive income financial assets	13	—	13
Interest rate caps (note 15)	—	565	565
Embedded options within listed bonds (note 15)	—	1,540	1,540
Foreign exchange swaps (note 15)	—	(68,133)	(68,133)
	13	(66,028)	(66,015)

As of reporting period end, the Group had both level 1 and level 2 financial instruments. There were no transfers between different levels during the reporting period and the Group did not change any valuation techniques in determining the level 2 and 3 fair values.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Financial instruments in level 1

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1. Instruments included in level 1 comprise investment in marketable securities classified as fair value through other comprehensive income financial assets.

Financial instruments in level 2

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. Instruments included in level 2 comprise primarily of foreign exchange swaps, interest rate caps and options embedded in the bonds. Their fair values are determined based on mark to market values provided by the counterparty financial institutions or valuation techniques using observable market data.

Fair value estimation

	At June 30, 2024		At December 31, 2023
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	$’000	$’000	$’000	$’000

Financial liabilities
Bank and bond borrowings (note 18)	3,579,675	3,453,980	3,510,847	3,224,775
	3,579,675	3,453,980	3,510,847	3,224,775

The fair values of non-current liabilities are based on discounted cash flows using a current borrowing rate.

The fair values of current assets and current liabilities are not materially different from their carrying values.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5. Segment reporting

The Group’s Executive Committee, identified as the chief operating decision maker (“CODM”), reviews and evaluates the Group’s performance from a business perspective according to how the geographical locations are managed. Regional and operating company management are responsible for managing performance, underlying risks, and effectiveness of operations. Regions are broadly based on a scale and geographic basis because the Group’s risks and rates of return are affected predominantly by the fact that the Group operates in different geographical areas.

The Executive Committee reviews the Company’s internal reporting to assess performance and allocate resources. Management has determined the operating segments based on these reports.

The CODM has identified four reportable and operating segments:

●	Nigeria;
●	SSA, which comprises operations in Cameroon, Côte d’Ivoire, Rwanda, South Africa and Zambia;
●	Latam, which comprises operations in Brazil and Colombia; and
●	MENA, which comprises operations in Kuwait and Egypt. Although full operations in Egypt have not commenced, the business has incurred some costs.

All operating segments are engaged in the business of leasing tower space for communication equipment and capacity leasing and services on fixed broadband networks to MNOs and other customers (internet service providers, security functions or private corporations) and provide managed services in limited situations, such as maintenance, operations and leasing services, for certain towers owned by third parties within their respective geographic areas. However, they are managed and grouped within the four operating segments, which are primarily distinguished by reference to the scale of operations, to the similarity of their future prospects and long-term financial performance (i.e. margins and geographic basis).

The CODM primarily uses a measure of Adjusted EBITDA (defined as income/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, impairment of withholding tax receivables, impairment of goodwill, business combination transaction costs, impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent, reversal of provision for decommissioning costs, net (gain)/loss on sale of assets, share-based payment (credit)/expense, insurance claims and certain other items that management believes are not indicative of the core performance of our business). The most directly comparable IFRS Accounting Standards measure to Adjusted EBITDA is our income/(loss) for the period. The CODM also regularly receives information about the Group’s revenue, assets and liabilities. The Group has additional corporate costs which do not meet the quantitative thresholds to be separately reported and therefore are not allocated to operating segments. Segment Adjusted EBITDA represents Adjusted EBITDA excluding unallocated corporate expenses.

There are no revenue transactions which occur between operating segments. Intercompany finance income, finance costs and loans are not included in the amounts below.

The segment’s assets and liabilities are comprised of all assets and liabilities attributable to the segment, based on the operations of the segment and the physical location of the assets, including goodwill and other intangible assets and are measured in the same way as in the financial statements. Other assets and liabilities that are not attributable to Nigeria, SSA, Latam and MENA segments consist principally of amounts excluded from specific segments including costs incurred for and by Group functions not attributable directly to the operations of the reportable segments, share-based payment and any amounts due on debt held at Group level as the balances are not utilized in assessing each segment’s performance.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Summarized financial information for the six months ended June 30, 2024, is as follows:

2024	Nigeria	SSA	Latam	MENA	Total
	$’000	$’000	$’000	$’000	$’000

Revenues from external customers	497,306	239,530	94,237	22,048	853,121
Segment Adjusted EBITDA	274,260	146,108	67,124	12,239	499,731

Reconciliation of information on reportable segments to the amounts reported in the financial statements:
Segment Adjusted EBITDA					499,731
Finance costs (note 10)					(1,812,744)
Depreciation and amortization (note 6 and 7)					(174,732)
Impairment of goodwill (note 7)					(87,894)
Impairment of withholding tax receivables (note 7)					(10,972)
Share‑based payment expense (note 7)					(8,066)
Other costs(a)					(6,392)
Impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent (note 6)					(5,943)
Impairment of assets held for sale (note 6)					(2,853)
Business combination costs (note 7)					(380)
Impairment of other fixed assets (note 7)					(31)
Insurance claims					40
Net gain on disposal of property, plant and equipment (note 7)					2,292
Finance income (note 9)					24,376
Unallocated corporate expenses(b)					(63,724)
Loss before income tax					(1,647,292)

Additions of property, plant and equipment, right of use assets and intangible assets:
- through business combinations	—	—	—	—
- in the normal course of business	50,415	38,586	87,443	2,496

Segment assets (at June 30, 2024)	858,590	1,361,444	1,912,250	174,604
Segment liabilities (at June 30, 2024)	339,988	902,002	750,316	101,732
(a)	Other costs for the six months ended June 30, 2024, included costs related to strategic review and one-off consulting fees related to corporate structures and operating systems of $4.5 million and costs related to internal reorganization of $1.8 million.
(b)	Unallocated corporate expenses primarily consist of costs associated with centralized Group functions including Group executive, legal, finance, tax and treasury services.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Summarized financial information for the six months ended June 30, 2023, is as follows:

2023	Nigeria	SSA	Latam	MENA	Total
	$’000	$’000	$’000	$’000	$’000

Revenues from external customers	789,570	245,553	93,993	19,616	1,148,732
Segment Adjusted EBITDA*	491,324	128,417	66,502	9,050	695,293

Reconciliation of information on reportable segments to the amounts reported in the financial statements:
Segment Adjusted EBITDA*					695,293
Finance costs (note 10)*					(1,546,019)
Depreciation and amortization (note 6 and 7)					(235,450)
Impairment of withholding tax receivables (note 7)					(24,604)
Share‑based payment expense (note 7)					(6,917)
Impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent (note 6)					(5,081)
Other costs(a)					(4,848)
Business combination costs (note 7)					(1,486)
Other non-operating income					58
Insurance claims					278
Net gain on disposal of property, plant and equipment (note 7)					566
Finance income (note 9)					13,160
Unallocated corporate expenses(b)					(75,042)
Loss before income tax*					(1,190,092)

Additions of property, plant and equipment, right of use assets and intangible assets:
- through business combinations	—	—	—	—
- in the normal course of business	217,165	52,980	99,139	8,812

Segment assets (at June 30, 2023)*	1,584,845	1,542,837	2,074,469	178,333
Segment liabilities (at June 30, 2023)*	914,230	838,874	633,811	111,541

*Revised to reflect an adjustment related to the accounting treatment of foreign exchange on goods in transit in Nigeria (see note 28).

(a)	Other costs for the six months ended June 30, 2023, included one-off consulting fees related to corporate structures and operating systems of $2.8 million, other one-off consulting services of $1.0 million and one-off professional fees related to financing of $0.2 million.
(b)	Unallocated corporate expenses primarily consist of costs associated with centralized Group functions including Group executive, legal, finance, tax and treasury services.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Summarized financial information for the three months ended June 30, 2024, is as follows:

2024	Nigeria	SSA	Latam	MENA	Total
	$’000	$’000	$’000	$’000	$’000

Revenues from external customers	269,572	108,215	46,464	11,126	435,377
Segment Adjusted EBITDA	171,391	76,456	33,279	6,167	287,293

Reconciliation of information on reportable segments to the amounts reported in the financial statements:
Segment Adjusted EBITDA					287,293
Finance costs (note 10)					(279,156)
Depreciation and amortization (note 6 and 7)					(87,166)
Share‑based payment expense (note 7)					(4,885)
Other costs(a)					(3,907)
Impairment of property, plant and equipment, intangibles assets excluding goodwill and related prepaid land rent (note 6)					(2,883)
Impairment of assets held for sale (note 6)					(2,853)
Impairment of withholding tax receivables (note 7)					(2,756)
Business combination costs (note 7)					(148)
Impairment of other fixed assets (note 7)					(31)
Insurance claims					30
Net loss on disposal of property, plant and equipment (note 7)					1,919
Finance income (note 9)					43,010
Unallocated corporate expenses(b)					(36,445)
Loss before income tax					(87,978)

Additions of property, plant and equipment, right of use assets and intangible assets:
- through business combinations	—	—	—	—
- in the normal course of business	29,302	31,195	43,187	1,672

Segment assets (at June 30, 2024)	858,590	1,361,444	1,912,250	174,604
Segment liabilities (at June 30, 2024)	339,988	902,002	750,316	101,732
(a)	Other costs for the three months ended June 30, 2024, included costs related to strategic review and one-off consulting fees related to corporate structures and operating systems of $2.5 million and costs related to internal reorganization of $1.3 million.
(b)	Unallocated corporate expenses primarily consist of costs associated with centralized Group functions including Group executive, legal, finance, tax and treasury services.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Summarized financial information for the three months ended June 30, 2023, is as follows:

2023	Nigeria	SSA	Latam	MENA	Total
	$’000	$’000	$’000	$’000	$’000

Revenues from external customers	364,592	123,393	48,344	9,875	546,204
Segment Adjusted EBITDA*	219,445	62,933	35,330	5,384	323,092

Reconciliation of information on reportable segments to the amounts reported in the financial statements:
Segment Adjusted EBITDA*					323,092
Finance costs (note 10)*					(1,369,052)
Depreciation and amortization (note 6 and 7)					(116,494)
Impairment of withholding tax receivables (note 7)					(13,349)
Share‑based payment expense (note 7)					(3,628)
Other costs(a)					(2,673)
Impairment of property, plant and equipment, intangibles assets excluding goodwill and related prepaid land rent (note 6)					(935)
Net loss on disposal of property, plant and equipment (note 7)					(168)
Business combination costs (note 7)					(27)
Other non-operating income					28
Insurance claims					133
Finance income (note 9)					8,373
Unallocated corporate expenses(b)					(38,385)
Loss before income tax*					(1,213,085)

Additions of property, plant and equipment, right of use assets and intangible assets:
- through business combinations	—	—	—	—
- in the normal course of business	137,078	25,209	56,214	5,485

Segment assets (at June 30, 2023)*	1,584,845	1,542,837	2,074,469	178,333
Segment liabilities (at June 30, 2023)*	914,230	838,874	633,811	111,541

*Revised to reflect an adjustment related to the accounting treatment of foreign exchange on goods in transit in Nigeria (see note 28).

(a)	Other costs for the three months ended June 30, 2023, included one-off consulting fees related to corporate structures and operating systems of $1.2 million and other one-off consulting services of $1.0 million.
(b)	Unallocated corporate expenses primarily consist of costs associated with centralized Group functions including Group executive, legal, finance, tax and treasury services.

Revenue from two tier one customers represents approximately 10% or more of the Group’s total revenue as follows:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2024	2023	2024	2023
			$’000	$’000

Customer A	61%	61%	60%	59%
Customer B	16%	18%	16%	17%

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6.Cost of sales

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2024	2023	2024	2023
	$’000	$’000	$’000	$’000

Power generation	90,641	98,642	179,461	213,932
Depreciation (note 13)(a)	73,814	100,319	147,585	203,973
Amortization (note 14)	9,639	11,709	19,602	22,963
Tower repairs and maintenance	8,923	29,534	24,502	57,398
Site regulatory permits	7,034	10,237	14,599	21,197
Staff costs	5,910	8,355	12,800	18,145
Impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent	2,883	935	5,943	5,081
Impairment of assets held for sale	2,853	—	2,853	—
Travel costs	1,702	2,734	3,377	6,214
Insurance	1,129	1,247	2,320	2,554
Short-term rental	1,037	2,007	3,631	5,590
Professional fees	460	660	862	1,201
Vehicle maintenance and repairs	454	498	892	1,061
Security services	114	11,308	7,953	24,106
Other*/(b)	117	18,911	34,620	20,369
	206,710	297,096	461,000	603,784

*Revised to reflect an adjustment related to the accounting treatment of foreign exchange on goods in transit in Nigeria (see note 28).

(a)	Presented net of related indirect tax receivable in Brazil of $0.7 million in 2024. Refer to note 13.
(b)	Included in “Other” for the three months ended June 30, 2024, are $1.9 million in foreign exchange gains on cost of sales (three months ended June 30, 2023: foreign exchange losses on cost of sales $16.9 million) and for the six months ended June 30, 2024: foreign exchange losses on cost of sales of $30.2 million in (six months ended June 30, 2023: $16.6 million).

7.Administrative expenses

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2024	2023	2024	2023
	$’000	$’000	$’000	$’000

Staff costs	35,550	38,725	65,618	76,555
Professional fees	14,544	15,742	27,094	29,403
Facilities, short-term rental and upkeep	8,110	10,033	16,540	21,188
Key management compensation	5,828	4,033	9,839	8,240
Share‑based payment expense (note 24)	4,885	3,628	8,066	6,917
Travel costs	3,115	3,534	5,998	6,678
Impairment of withholding tax receivables(a)	2,756	13,349	10,972	24,604
Depreciation (note 13)	2,622	3,058	5,417	5,718
Amortization (note 14)	1,091	1,408	2,128	2,796
Operating taxes	220	36	669	116
Business combination costs	148	27	380	1,486
Impairment of other fixed assets	31	—	31	—
Impairment of goodwill (note 14)	—	—	87,894	—
Net (gain)/loss on disposal of property, plant and equipment	(1,919)	168	(2,292)	(566)
Other	6,782	6,980	12,105	14,868
	83,763	100,721	250,459	198,003

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(a)	Withholding tax receivables were impaired following the Group’s assessment of the recoverability of withholding tax assets based on a five-year cash flow projection and an analysis of the utilization of withholding tax balances against future income tax liabilities.

8. Reversal of loss allowance/(loss allowance) on trade receivables

The reversal of loss allowance for the three months ended June 30, 2024, is $2.4 million (three months ended June 30, 2023: loss allowance of $1.0 million) and the loss allowance for the six months ended June 30, 2024, is $2.2 million (six months ended June 30, 2023: $4.5 million). This represents the net impact of new or increased provisions for balances now assessed as doubtful partially offset by the reversal of allowances made in previous periods in respect of balances recovered in the period or no longer considered doubtful.

9.Finance income

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2024	2023	2024	2023
	$’000	$’000	$’000	$’000

Net foreign exchange gain arising from derivative instruments - unrealized	30,640	—	5,678	—
Net foreign exchange gain arising from financing - realized	4,461	—	—	—
Fair value gain on embedded options and interest rate caps	4,039	2,874	10,864	1,163
Interest income - bank deposits	3,853	5,079	7,834	11,577
Net foreign exchange gain arising from derivative instruments - realized	17	420	—	420
	43,010	8,373	24,376	13,160

10.Finance costs

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2024	2023	2024	2023
	$’000	$’000	$’000	$’000

Net foreign exchange loss arising from financing - unrealized*	169,693	1,126,709	1,543,432	1,153,410
Interest expenses - third party loans	78,632	90,407	171,922	174,991
Interest and finance charges paid/payable for lease liabilities	18,390	16,307	34,108	31,202
Interest expense - withholding tax paid on bond interest	7,146	6,741	7,146	6,741
Fees on loans and financial derivatives	3,056	2,490	7,917	5,933
Unwinding of discount on decommissioning liability	2,239	2,320	4,538	4,581
Net foreign exchange loss arising from financing - realized	—	61,639	23,327	107,052
Net foreign exchange loss on derivative instruments - realized	—	—	20,354	—
Net foreign exchange loss on derivative instruments - unrealized	—	62,439	—	62,109
	279,156	1,369,052	1,812,744	1,546,019

*Revised to reflect an adjustment related to the accounting treatment of foreign exchange on goods in transit in Nigeria (see note 28).

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11.Taxation

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2024	2023	2024	2023
	$’000	$’000	$’000	$’000

Current taxes	38,006	27,609	42,636	62,917
Deferred income taxes	(1,670)	29,632	(8,364)	9,542
Total taxes	36,336	57,241	34,272	72,459

Income tax expense is recognized in each interim period based on tax computations for each group entity based upon the income or loss before tax in the period. Adjustments for material temporary and permanent differences are made by reference to the relevant tax rules, making suitable pro-rated adjustments for rates applying on an annual basis for the full financial year under the tax rules. Accordingly, the interim period income tax expense is accrued at the effective tax rate that would be applicable to the pre-tax income of the interim period.

The income tax payable reduction of $15.1 million for the six months ended June 30, 2024, is primarily driven by the movement in the uncertain tax positions of $11.7 million as a result of the Naira devaluation.

As a result of the goodwill impairment in Latam tower businesses group of CGUs (refer to note 14) for the six months ended June 30, 2024, the Group reassessed recoverability of the related deferred tax assets and determined that no impairment of deferred tax assets was required.

International Tax Reform - Pillar Two Model Rules - Amendments to IAS 12

The United Kingdom has enacted a Multinational Top-Up Tax based upon the Organization for Economic Co-operation and Development Pillar Two Global Anti-Base Erosion Rules (“Pillar Two”). The legislation is in effect for the Group’s financial year beginning January 1, 2024. The Group is in scope by virtue of the parent company being tax resident in the UK. The group applied the IAS 12 ‘Income taxes’ exception to recognizing and disclosing information about deferred tax assets and liabilities related to the Pillar Two model rules.

A liability to Pillar Two is anticipated to arise with respect to certain jurisdictions where the Pillar Two effective tax rate is below 15%. As a result, the Group recognized an estimated current tax expense of $8.6 million for the six months ended June 30, 2024.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

12.Loss per share

The following table sets forth basic and diluted net loss per common share computational data (in thousands, except per share data):

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2024	2023	2024	2023
			$’000	$’000

Loss attributable to equity holders ($’000)*	(124,314)	(1,270,326)	(1,681,564)	(1,262,551)
Less: allocation of loss to non‑controlling interest ($’000)	(3,245)	(3,554)	(7,167)	(6,360)
Loss attributable to IHS common shareholders ($’000)*	(121,069)	(1,266,772)	(1,674,397)	(1,256,191)

Basic weighted average shares outstanding (‘000)	333,065	334,108	332,846	333,053
Potentially dilutive securities (‘000)	765	1,583	893	2,538
Potentially dilutive weighted average common shares outstanding (‘000)	333,830	335,691	333,739	335,591

Loss per share:
Basic loss per share ($)*	(0.36)	(3.79)	(5.03)	(3.77)
Diluted loss per share ($)*	(0.36)	(3.79)	(5.03)	(3.77)

*Revised to reflect an adjustment related to the accounting treatment of foreign exchange on goods in transit in Nigeria (see note 28).

Potentially dilutive securities include share-based compensation options, but for the three and six months ended June 30, 2024, and the three and six months ended June 30, 2023, these securities were anti-dilutive and thus do not impact diluted loss per share.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

13.Property, plant and equipment

							Total
							(excluding
	Towers		Land	Furniture		Capital	Right of
	and tower	Fiber	and	and office	Motor	work in	use	Right of
	equipment	assets	buildings	equipment	vehicles	progress	asset)	use assets
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Cost
At January 1, 2023	2,961,567	364,182	63,586	32,308	27,277	287,158	3,736,078	1,165,180
Additions during the year(a)	64,165	32,293	3,017	3,775	4,481	351,362	459,093	123,281
Additions through business combinations (note 26)(b)	5,576	—	—	—	—	—	5,576	—
Reclassification	208,363	81,929	5,210	(2,300)	337	(293,539)	—	—
Transfer from advance payments	67,978	2,529	2,164	—	—	16,643	89,314	—
Disposals(c)	(122,022)	(35,575)	—	(1,743)	(2,216)	—	(161,556)	(52,271)
Effects of movement in exchange rates	(880,175)	3,431	(34,697)	(7,589)	(10,497)	(148,759)	(1,078,286)	(117,853)
Reclassified to assets held for sale(e)	(111,551)	—	—	(52)	—	(127)	(111,730)	(1,347)
At December 31, 2023	2,193,901	448,789	39,280	24,399	19,382	212,738	2,938,489	1,116,990

At January 1, 2024	2,193,901	448,789	39,280	24,399	19,382	212,738	2,938,489	1,116,990
Additions during the period(a)	21,399	5,743	1,295	469	496	64,632	94,034	78,333
Reclassification	54,369	21,134	—	482	—	(75,985)	—	—
Transfer from advance payments	8,295	8,595	40	—	—	(7,165)	9,765	—
Disposals(c)	(7,169)	(11)	—	(150)	(298)	—	(7,628)	(35,995)
Effects of movement in exchange rates	(430,422)	(80,181)	(13,906)	(3,840)	(4,538)	(61,597)	(594,484)	(134,715)
At June 30, 2024	1,840,373	404,069	26,709	21,360	15,042	132,623	2,440,176	1,024,613

Accumulated depreciation and impairment
At January 1, 2023	1,561,326	59,032	1,833	21,437	17,009	—	1,660,637	200,161
Charge for the year(d)	216,776	65,246	358	4,173	4,017	—	290,570	95,895
Impairment(e)	85,567	464	—	—	—	—	86,031	1,663
Disposals(c)	(120,503)	(34,506)	—	(1,723)	(2,141)	—	(158,873)	(23,920)
Effects of movement in exchange rates	(587,037)	6,143	(958)	(4,826)	(6,135)	—	(592,813)	(43,018)
Reclassified to assets held for sale(e)	(87,290)	—	—	(8)	—	—	(87,298)	(700)
At December 31, 2023	1,068,839	96,379	1,233	19,053	12,750	—	1,198,254	230,081

At January 1, 2024	1,068,839	96,379	1,233	19,053	12,750	—	1,198,254	230,081
Charge for the period(d)	70,962	33,811	111	1,499	1,254	—	107,637	46,095
Impairment(e)	3,835	—	—	31	4	—	3,870	1,216
Disposals(c)	(6,618)	(10)	—	(104)	(298)	—	(7,030)	(16,951)
Effects of movement in exchange rates	(257,221)	(21,934)	(429)	(3,255)	(2,737)	—	(285,576)	(30,828)
At June 30, 2024	879,797	108,246	915	17,224	10,973	—	1,017,155	229,613

Net book value
At December 31, 2023	1,125,062	352,410	38,047	5,346	6,632	212,738	1,740,235	886,909
At June 30, 2024	960,576	295,823	25,794	4,136	4,069	132,623	1,423,021	795,000

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(a)	Includes net movements in assets relating to the decommissioning and site restoration provision.
(b)	Includes subsequent asset acquisitions on business combination transactions.
(c)	The disposals value of right of use assets represents disposals due to terminated leases and the impact of remeasurement of lease assets as a result of changes in lease terms.
(d)	The charge for the period does not agree to the charge in the condensed consolidated statement of loss and other comprehensive (loss)/income due to the indirect taxes benefit of $0.7 million in IHS Brasil Cessão de Infraestruturas S.A. claimed through depreciation over the useful life of the asset.
(e)	The impairment in the year ended December 31, 2023, includes $71.0 million from power equipment assets in the SSA segment being classified as assets held for sale and remeasured at fair value less costs to sell. In May 2024, the sale of these assets was concluded and an additional impairment of $2.6 million was recognized due to certain warranty claims received. Assets were not depreciated while they were classified as held for sale. The impairment losses have been recognized in cost of sales in the condensed consolidated statement of loss and other comprehensive (loss)/income. On April 30, 2024, we completed the sale of our subsidiary in Peru, IHS Peru S.A.C. These assets were included in assets held for sale at December 31, 2023.

Capital work-in-progress comprises mainly of tower and tower equipment still under construction and not yet available for use. The Group transfers such assets to the appropriate class once they are available for use. There were no qualifying borrowing costs capitalized during the year.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14.Goodwill and other intangible assets

		Customer‑	Network‑
		related	related
		intangible	intangible
	Goodwill	assets	assets	Licenses	Software	Total
	$’000	$’000	$’000	$’000	$’000	$’000

Cost
At January 1, 2023	885,639	1,031,366	175,290	30,588	29,244	2,152,127
Additions during the year	—	—	—	3,007	12,110	15,117
Additions through business combinations (note 26)(a)	—	2,224	766	—	—	2,990
Disposals	—	(16,219)	(1,758)	(117)	(14,928)	(33,022)
Effects of movement in exchange rates	(134,613)	(119,291)	(13,619)	(45)	(4,670)	(272,238)
Reclassified to assets held for sale	—	—	—	—	(271)	(271)
At December 31, 2023	751,026	898,080	160,679	33,433	21,485	1,864,703

At January 1, 2024	751,026	898,080	160,679	33,433	21,485	1,864,703
Additions during the period	—	—	—	—	3,833	3,833
Disposals	—	—	—	—	(5,403)	(5,403)
Effects of movement in exchange rates	(115,621)	(123,322)	(13,354)	(1,785)	(1,146)	(255,228)
At June 30, 2024	635,405	774,758	147,325	31,648	18,769	1,607,905

Accumulated amortization and impairment
At January 1, 2023	122,251	159,402	27,576	9,076	21,331	339,636
Charge for the year	—	34,044	7,217	6,288	2,834	50,383
Disposals	—	(16,219)	(1,758)	(117)	(13,328)	(31,422)
Effects of movement in exchange rates	9,477	(43,850)	(7,335)	351	(4,827)	(46,184)
Reclassified to assets held for sale	—	—	—	—	(38)	(38)
At December 31, 2023	131,728	133,377	25,700	15,598	5,972	312,375

At January 1, 2024	131,728	133,377	25,700	15,598	5,972	312,375
Charge for the period	—	14,426	3,084	1,982	2,238	21,730
Disposals	—	—	—	—	(5,402)	(5,402)
Impairment charge for the year	87,894	—	—	886	—	88,780
Effects of movement in exchange rates	(26,759)	(25,894)	(4,261)	(673)	824	(56,763)
At June 30, 2024	192,863	121,909	24,523	17,793	3,632	360,720

Net book value
At December 31, 2023	619,298	764,703	134,979	17,835	15,513	1,552,328
At June 30, 2024	442,542	652,849	122,802	13,855	15,137	1,247,185

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(a)	Includes subsequent asset acquisitions on business combination transactions.

Network-related intangible assets represent future income from leasing excess tower capacity to new Tenants. Customer-related intangible assets represent customer contracts and relationships.

Assets classified as assets held for sale were remeasured at fair value less costs to sell with impairment losses, if any, recognized in cost of sales in the condensed consolidated statement of loss and other comprehensive (loss)/income. The sale of these assets has been concluded. Assets were not amortized while they were classified as held for sale.

We have recognized an impairment of $87.9 million in the IHS Latam tower businesses group of CGUs. This is mainly due to the restructuring of our customer Oi S.A. (“Oi”) in Brazil. On April 19, 2024, an Oi restructuring plan was presented to court in Brazil and was agreed upon by creditors including IHS, in relation to Oi’s ongoing judicial recovery proceedings. As a result of the agreed upon terms, the carrying amount of the IHS Latam tower businesses group of CGUs has been reduced to its recoverable amount, through the recognition of an impairment loss against goodwill. This loss is included in administrative expenses in the condensed consolidated statement of loss and other comprehensive (loss)/income.

Changes in key assumptions from December 31, 2023, are as follows:

●	Discount rate changed from 11.0% to 10.3%

For the Latam tower businesses group of CGUs these reasonably possible change scenarios would have individually resulted in the impairment charge increase as follows:

	1% increase	1% decrease	15% decrease
	in post tax	in terminal	in tenancy
	discount rate	growth rate	growth
	$'000	$'000	$'000

IHS Latam Tower businesses	165,663	103,808	110,944

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15.Derivative financial instruments

The derivative instruments have been classified as fair value through profit or loss. The instruments are measured at fair value with the resultant gains or losses recognized in the condensed consolidated statement of loss and other comprehensive (loss)/income. The related net foreign exchange gain/(loss) is included in finance income (note 9) and finance costs (note 10).

The underlying contractual notional amounts for the derivative instruments as of June 30, 2024, and as of December 31, 2023, are as follows:

	June 30,	December 31,
	2024	2023
	$’000	$’000

Derivative instruments
Embedded options within listed bonds	1,940,000	1,940,000
Foreign exchange swaps	125,000	125,000
	2,065,000	2,065,000

The fair value balances are as follows:

	June 30,	December 31,
	2024	2023
	$’000	$’000

Derivative instruments
Embedded options within listed bonds	12,140	1,540
Interest rate caps	402	565
Foreign exchange swaps	(12,946)	(68,133)
	(404)	(66,028)

The change in fair value of the derivative instruments has been recorded in the condensed consolidated statement of loss and other comprehensive (loss)/income as follows:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2024	2023	2024	2023
	$’000	$’000	$’000	$’000

Derivative instruments
Foreign exchange swaps	30,640	(62,439)	5,678	(62,109)
Embedded options within listed bonds	3,960	2,310	10,600	750
Interest rate caps	79	564	264	413
	34,679	(59,565)	16,542	(60,946)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

16.Trade and other receivables

	June 30,	December 31,
	2024	2023
	$’000	$’000

Current
Trade receivables	312,850	233,528
Less: impairment provisions	(19,312)	(21,205)
Net trade receivables(a)	293,538	212,323
Other receivables(b)	43,468	317,452
Prepaid land rent	1,142	1,016
Other prepaid expenses	22,673	29,979
Advance payments	27,198	33,364
Withholding tax receivables	1,383	1,362
VAT receivables	10,225	12,339
	399,627	607,835
Non‑current
Accrued income and lease incentive	73,812	71,891
Other tax receivables	4,765	7,116
Payment in advance for property, plant and equipment	35,413	61,874
Contingent consideration receivable(c)	5,562	6,411
	119,552	147,292
(a)	The fair value is equal to their carrying amount.
(b)	Included in other receivables are short-term fixed deposits which are not classified as cash and cash equivalents as it exceeds the three-month maturity period. Most of these deposits were withdrawn in the current period and reclassified to cash and cash equivalents.
(c)	Receivable on the I-Systems Soluções de Infraestrutura S.A. acquisition.

Payments in advance for property, plant and equipment relate to the future supply of tower and tower equipment and fiber assets. All non-current receivables are due within twenty years from the end of the reporting period. All current trade and other receivables are due within the 12 months from the end of the reporting period. The Group does not secure any collateral for its trade receivables.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

17.Trade and other payables

	June 30,	December 31,
	2024	2023
	$’000	$’000

Current
Trade payables	208,454	330,622
Deferred revenue	46,129	41,462
Withholding tax payable	1,469	3,555
Payroll and other related statutory liabilities	26,062	46,282
VAT payables	29,951	37,829
Other payables	74,299	72,877
	386,364	532,627
Non‑current
Other payables	5,351	4,629
	5,351	4,629

18.Borrowings

	June 30,	December 31,
	2024	2023
	$’000	$’000

Non‑current
Senior Notes	1,933,891	1,930,457
Bank borrowings	1,487,970	1,126,239
	3,421,861	3,056,696
Current
Senior Notes	26,620	26,912
Bank borrowings	118,293	107,110
Bank overdraft	5,208	675
Letters of credit	7,693	319,454
	157,814	454,151

Total borrowings	3,579,675	3,510,847

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

18.1Analysis of borrowings

Debt is made up of the following:

			Maturity			June 30,	December 31,
	#	Currency	date	Interest rate		2024	2023
						$’000	$’000

Senior Notes
IHS Holding Limited		US Dollar	2026	5.63%		499,438	498,920
IHS Holding Limited		US Dollar	2028	6.25%		498,936	498,635
IHS Netherlands Holdco B.V.		US Dollar	2027	8.00%		962,137	959,814

Bank borrowings
IHS Brasil - Cessão de Infraestruturas S.A.		Brazilian Real	2031	3.10	% + CDI	221,155	252,341
IHS Brasil - Cessão de Infraestruturas S.A.	(a)	Brazilian Real	2032	2.80	% + CDI	52,777	—
IHS Côte d’Ivoire S.A.	(b)	CFA Franc	2028	6.50%		16,574	—
IHS Côte d’Ivoire S.A.	(b)	Euro	2028	3.50	% + 3M EURIBOR	87,678	—
IHS Côte d’Ivoire S.A.		CFA Franc	2024	5.00%		—	6,570
IHS Côte d’Ivoire S.A.		Euro	2024	3.00	% + 3M EURIBOR	—	4,841
IHS Holding Limited	(c)	US Dollar	2025	3.75	% + CAS + 3M SOFR	432,689	370,935
IHS Holding Limited	(d)	US Dollar	2026	4.50	% + 3M SOFR	235,446	—
IHS Kuwait Limited		Kuwait Dinar	2029	2.00	% + CBK Discount Rate	57,687	61,354
IHS Nigeria Limited	(e)	Nigerian Naira	2026	2.50	% + MPR; Capped at 24%	34,883	—
IHS Towers South Africa Proprietary Limited		South African Rand	2029	2.75	% + 3M JIBAR	185,439	185,404
IHS Zambia Limited		US Dollar	2027	5.00	% + CAS + 3M SOFR	71,678	81,297
INT Towers Limited		Nigerian Naira	2028	2.50	% + MPR; Capped at 24%	106,814	186,302
I-Systems Soluções de Infraestrutura S.A.		Brazilian Real	2030	2.45	- 2.50% + CDI	73,044	84,305
I-Systems Soluções de Infraestrutura S.A.	(f)	Brazilian Real	2032	2.10	% + CDI	28,162	—
San Gimignano Imoveis e Adminsitracao Ltda.		Brazilian Real	2024	3.96	% + CDI	2,237	—

Bank overdraft
IHS Towers South Africa Proprietary Limited	(g)	South African Rand	2024	11.50%		5,208	675

Letters of credit
Global Independent Connect Limited		US Dollar	2024	15.25	- 15.28%	155	1,095
IHS Nigeria Limited		US Dollar	2024	12.00	- 15.55%	2,217	98,918
IHS Towers NG Limited		US Dollar	2024	15.49%		—	23
INT Towers Limited		US Dollar	2024	12.00	- 15.75%	5,321	219,418
						3,579,675	3,510,847

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

i.	Bank borrowings - new facilities, facility amendments and drawdowns during the reporting period

The Group is in compliance with its debt covenants related to the listed bonds and covenants related to external borrowings as of June 30, 2024. Approximate U.S. dollar equivalent values for non-USD denominated facilities stated below are translated from the currency of the debt at the relevant exchange rates on June 30, 2024.

(a)	IHS Brasil - Cessão de Infraestruturas S.A. Debentures

IHS Brasil - Cessão de Infraestruturas S.A. issued debentures for BRL 300.0 million (approximately $53.6 million) in June 2024 (the “IHS 2024 Brasil Debentures”). The IHS 2024 Brasil Debentures amortize, starting from July 2026, semi-annually until maturity in July 2032.

The proceeds from the issuance of the IHS 2024 Brasil Debentures were applied towards general corporate and working capital purposes.

(b)CIV (2023) Term Loan

IHS Côte d’Ivoire S.A. entered into a facility agreement originally in December 2023, (as amended and/or restated from time to time) with, amongst others, certain financial institutions listed therein as original lenders, split into one tranche with a total commitment of €88.0 million (approximately $94.3 million) (the “CIV 2023 Euro Tranche”), and another tranche with a total commitment of XOF 11.2 billion (approximately $18.2 million) (the “CIV 2023 XOF Tranche” and, together with the CIV 2023 Euro Tranche, the “CIV 2023 Term Loan”). The CIV 2023 Term Loan is governed by French law. Funds under the facility are to be applied towards, inter alia, refinancing certain indebtedness of IHS Côte d’Ivoire S.A. (including the IHS Côte d’Ivoire S.A. Facility), general corporate and working capital purposes, and funding a settlement of intercompany loans.

In June 2024, €31.9 million (approximately $34.2 million) and XOF 4.0 billion (approximately $6.6 million) was drawn down under the CIV (2023) Term Loan and the proceeds were applied towards general corporate purposes.

As of June 30, 2024, €88.0 million (approximately $94.3 million) and XOF 11.2 billion (approximately $18.2 million) were drawn under this facility and the proceeds were applied towards, inter alia, the repayment of the IHS Côte d’Ivoire S.A. Facility.

(c)	IHS Holding (2022) Bullet Term Loan Facility

IHS Holding Limited entered into a $600.0 million term loan agreement in October 2022, (as amended and/or restated from time to time, the “IHS Holding 2022 Term Loan”), between, amongst others, IHS Holding Limited as borrower, Citibank Europe plc, UK Branch as facility agent and certain financial institutions listed therein as original lenders. The loan is guaranteed by IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Towers NG Limited, IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., INT Towers Limited and IHS Nigeria.

In October 2023, the available commitments under the IHS Holding 2022 Term Loan were voluntarily reduced by $100.0 million and the availability period on the remaining balance in available commitments was extended to April 2024 from October 2023. In March 2024, the available commitments under the IHS Holding 2022 Term Loan were further voluntarily reduced by $70.0 million. In April 2024, $60.0 million of the IHS Holding 2022 Term Loan Facility was drawn down.

As of June 30, 2024, $430.0 million of the IHS Holding 2022 Term Loan was drawn down.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(d)IHS Holding (2024) Term Facility

IHS Holding Limited entered into a $270.0 million loan agreement on March 8, 2024, (as amended and/or restated from time to time, the “IHS Holding 2024 Term Facility”), between, amongst others, IHS Holding Limited as borrower and Standard Chartered Bank (Singapore) Limited as the original lender. The loan is guaranteed by IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Towers NG Limited, IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., INT Towers Limited and IHS Nigeria.

As of June 30, 2024, $270.0 million of the IHS Holding 2024 Term Facility was drawn down. The majority of the drawn proceeds have been applied toward the repayment of Letter of Credit Facilities in Nigeria.

(e)Nigeria (2023) Revolving Credit Facility

IHS Netherlands Holdco B.V., IHS Nigeria, IHS Towers NG Limited, INT Towers and IHS Holding Limited entered into an up to NGN 55.0 billion (approximately $36.3 million) revolving credit facility agreement in January 2023, (as amended and/or restated from time to time the “Nigeria 2023 RCF”), and between, amongst others, IHS Netherlands Holdco B.V. as holdco and guarantor; IHS Towers NG Limited and INT Towers as borrowers and guarantors; each of IHS Holding Limited, IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V., and Nigeria Tower Interco B.V. as guarantors; Ecobank Nigeria Limited as agent and certain financial institutions listed therein as original lenders.

As of June 30, 2024, NGN 51.0 billion (approximately $33.7 million) million of the Nigeria 2023 RCF was drawn down.

(f)I-Systems Debentures

I-Systems issued debentures for BRL 160.0 million (approximately $28.6 million), in June 2024 (as amended and/or restated from time to time, the “I-Systems Debentures”). The I-Systems Debentures amortize, starting from November 2026, semi-annually until maturity in May 2032.

The proceeds from the issuance of the I-Systems Debentures were applied towards, inter alia, general corporate and working capital purposes.

(g)	IHS South Africa Overdraft

IHS SA entered into a ZAR 350.0 million (approximately $19.2 million) overdraft facility agreement in October 2023, (the “IHS SA Overdraft”). The IHS SA Overdraft is governed by South African law and funds borrowed under the facility will be applied towards general corporate purposes. The IHS SA Overdraft will terminate in October 2024.

As of June 30, 2024, ZAR 93.1 million (approximately $5.1 million) has been drawn down under this facility.

ii.Letters of credit

As of June 30, 2024, IHS Nigeria Limited has utilized $2.2 million through funding under agreed letters of credit. These letters mature on September 30, 2024, and their interest rates range from 12.00% to 15.55%. These letters of credit are utilized to fund capital and operational expenditure with suppliers.

As of June 30, 2024, INT Towers Limited has utilized $5.3 million through funding under agreed letters of credit. These letters mature on September 30, 2024, and their interest rates range from 12.00% to 15.75%. These letters of credit are utilized to fund capital and operational expenditure with suppliers.

As of June 30, 2024, Global Independent Connect Limited has utilized $0.2 million through funding under agreed letters of credit. These letters mature on September 30, 2024, and their interest rates range from 15.25% to 15.28%. These letters of credit are utilized to fund capital and operational expenditure with suppliers.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19.Lease liabilities

	June 30,	December 31,
	2024	2023
	$’000	$’000

Non‑current	492,698	510,838
Current	90,060	91,156
Total lease liabilities	582,758	601,994

Lease liabilities represent the net present value of future payments due under long-term land leases for leasehold land on which our towers are located and for other leasehold assets such as warehouses and offices. During the six-month period ended June 30, 2024, payments to the value of $63.2 million were made in respect of recognized lease liabilities. These lease liabilities are unwound using incremental borrowing rates which represent the credit risk of the lessee entity and the length of the lease agreement.

At June 30, 2024, and December 31, 2023, the contractual maturities of the lease liabilities were as follows:

		Total
	Carrying	contractual	Within	2 ‑ 3	4 ‑ 5	Over 5
	value	cash flows	1 year	years	years	years
	$’000	$’000	$’000	$’000	$’000	$’000

June 30, 2024
Lease liabilities	582,758	1,157,192	101,414	192,242	179,172	684,364

At December 31, 2023
Lease liabilities	601,994	1,181,459	101,709	193,434	180,895	705,421

Lease obligations contractual cash flows are disclosed with the same renewal expectation assumption assessed for lease accounting under IFRS 16. The average remaining lease term remaining at June 30, 2024, is 12.5 years.

20.Provisions for other liabilities and charges

Decommissioning and site restoration provision	June 30,	December 31,
	2024	2023
	$’000	$’000

At January 1	86,408	85,016
Decrease in provisions	(3,860)	(505)
Payments for tower and tower equipment decommissioning	(25)	(343)
Unwinding of discount	4,538	9,156
Effects of movement in exchange rates	(5,878)	(6,916)
At end of period/year	81,183	86,408

Analysis of total decommissioning and site restoration provisions:
Non‑current	81,011	86,131
Current	172	277
	81,183	86,408

This provision relates to the probable obligation that the Group may incur to dismantle and remove assets from tower sites. The amount recognized initially is the present value of the estimated amount that will be required to decommission and restore the leased sites to their original states, discounted using the risk-free rates of individual operations within the Group, adjusted for risks specific to the cash flows being discounted. The amount provided for each site has been discounted based on the respective lease terms attached to each site.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

21.Stated capital

	Ordinary Shares
			Share capital		Share premium
	Number of		net of		net of
	shares	Share capital	issue costs	Share Premium	issue costs
	000’s	$’000	$’000	$’000	$’000

At December 31, 2023	332,519	100,311	99,756	5,324,525	5,295,056
Shares issued on exercise of options	555	166	166	4,227	4,227
At June 30, 2024	333,074	100,477	99,922	5,328,752	5,299,283

22.Other reserves

	Fair value
	through
	other		Share‑	Loss on	Foreign
	comprehensive		based	transaction	exchange
	income	Restructuring	payment	between	translation
	reserve	reserve	reserve	owners	reserve	Total
	$’000	$’000	$’000	$’000	$’000	$’000

At January 1, 2023	(3)	4,019	98,817	(840,359)	(123,745)	(861,271)
Other comprehensive income	12	—	—	—	950,843	950,855
Options converted to shares	—	—	(92,896)	—	—	(92,896)
Recognition of share‑based payment expense	—	—	13,168	—	—	13,168
Other reclassifications related to share-based payment	—	—	(1,426)	—	—	(1,426)
At December 31, 2023	9	4,019	17,663	(840,359)	827,098	8,430

At January 1, 2024	9	4,019	17,663	(840,359)	827,098	8,430
Other comprehensive income	(1)	—	—	—	1,064,172	1,064,171
Options converted to shares	—	—	(4,393)	—	—	(4,393)
Recognition of share‑based payment expense	—	—	8,073	—	—	8,073
At June 30, 2024	8	4,019	21,343	(840,359)	1,891,270	1,076,281

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

23.Non-controlling interest

	Six months ended
	June 30,	June 30,
	2024	2023
	$’000	$’000

Balance at January 1	237,506	227,200
Loss for the period	(7,167)	(6,360)
Other comprehensive income	(27,647)	15,608
Balance at June 30	202,692	236,448

Set out below is summarized financial information for the I-Systems subsidiary, being the only subsidiary that has non-controlling interest that is material to the Group. The amounts disclosed are before intercompany eliminations.

	I-Systems Soluções de Infraestrutura S.A.
Summarized statement of financial position	June 30,	December 31,
	2024	2023
	$’000	$’000

Current assets	56,177	83,274
Current liabilities	(39,615)	(53,797)
Current net assets	16,562	29,477

Non-current assets	477,420	527,592
Non-current liabilities	(122,845)	(114,681)
Non-current net assets	354,575	412,911

Net assets	371,137	442,388

Accumulated non-controlling interest at the end of the period/year	181,857	216,770

	I-Systems Soluções de Infraestrutura S.A.
Summarized statement of comprehensive (loss)/income for the reporting period	Six months ended
	June 30,	June 30,
	2024	2023
	$’000	$’000

Revenue	39,865	34,179
Loss for the period	(14,019)	(11,283)
Other comprehensive (loss)/income	(57,231)	31,622
Total comprehensive (loss)/income	(71,250)	20,339

Loss allocated to non-controlling interest during the period	(6,869)	(5,529)

	I-Systems Soluções de Infraestrutura S.A.
Summarized statement of cash flows for the reporting period	Six months ended
	June 30,	June 30,
	2024	2023
	$’000	$’000

Cash flows generated from operating activities	27,292	11,193
Cash flows used in investing activities	(39,064)	(52,294)
Cash flows generated from financing activities	23,618	33,680
Net increase/(decrease) in cash and cash equivalents	11,846	(7,421)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

24.Share-based payment obligation

The total charge to the condensed consolidated statement of loss and other comprehensive (loss)/income for the three months ended June 30, 2024, was $4.9 million (three months ended June 30, 2023: $3.6 million), while the charge for the six months ended June 30, 2024, was $8.1 million (six months ended June 30, 2023: $6.9 million). In May 2024, a total of 6,339,851 options were awarded as part of the existing Omnibus employee share-based payment plan.

June 2024 Valuation assumptions - Omnibus employee share-based payment scheme

The Omnibus options issued were valued at $71.4 million at issue using a share price assumption within a range of $3.39 - $11.55 depending on the grant date. The fair value of the RSUs and PSUs with non-market conditions determined using share price at grant date amounted to $29.5 million and $29.3 million respectively while the fair value of the PSUs with market conditions determined using the Monte Carlo model amounted to $12.6 million. At June 30, 2024, a forfeiture rate range of 6% - 7% was assumed resulting in an expected charge over the remaining term of the options of $26.4 million. Volatility within a range of 35.9% to 58.31% was determined by calculating the observed historical volatilities over the end of the performance period of the grants. No dividend was taken into account in performing the valuation since IHS Holding Limited has never paid dividends and no dividends are planned to be paid in the near future.

25.Cash from operations

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2024	2023	2024	2023
	$’000	$’000	$’000	$’000

Reconciliation:
Loss before taxation	(87,978)	(1,213,085)	(1,647,292)	(1,190,092)
Adjustments:
Depreciation of property, plant and equipment (note 6 and 7)	76,436	103,377	153,002	209,691
Amortization of intangible assets (note 6 and 7)	10,730	13,117	21,730	25,759
Amortization of prepaid site rent	2,387	2,424	4,989	5,129
Impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent (note 6)	2,914	935	5,974	5,081
Impairment of assets held for sale (note 6)	2,853	—	2,853	—
Impairment of goodwill (note 7)	—	—	87,894	—
Impairment of withholding tax receivables (note 7)	2,756	13,349	10,972	24,604
Net (gain)/loss on disposal of property, plant and equipment (note 7)	(1,919)	168	(2,292)	(566)
Share‑based payment expense (note 7)	4,885	3,628	8,066	6,917
(Reversal of loss allowance)/loss allowance on trade receivables (note 8)	(2,381)	954	2,179	4,514
Finance income (note 9)*	(43,010)	(8,373)	(24,376)	(13,160)
Finance costs (note 10)*	279,156	1,369,052	1,812,744	1,546,019
Insurance claim income	(30)	(133)	(40)	(278)
Operating income before working capital changes*	246,799	285,413	436,403	623,618

Changes in working capital
Decrease/(increase) in inventory*	6,049	28,811	(5,395)	36,721
Increase in trade and other receivables	(111,876)	(49,000)	(187,127)	(137,079)
Increase/(decrease) in trade and other payables*	10,624	(6,127)	699	(12,141)
Net movement in working capital*	(95,203)	(26,316)	(191,823)	(112,499)

Cash from operations*	151,596	259,097	244,580	511,119

*Revised to reflect an adjustment related to the accounting treatment of foreign exchange on goods in transit in Nigeria (see note 28).

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

26.Business Combinations

For acquisitions that meet the definition of a business combination, with the exception of the additional stages of the Kuwait Acquisition which are accounted for as assets acquisition, the Group applies the acquisition accounting method where assets acquired and liabilities assumed are recorded at fair value at the date of each acquisition, and the results of operations are included with those of the Group from the dates of the respective acquisitions. The Group completed one additional stage of the Kuwait Acquisition in 2023. There were no acquisitions during the six-month period ended June 30, 2024.

IHS Kuwait Limited

In the 2020 financial year IHS GCC KW Holding Limited (‘IHS GCC KW’), a subsidiary of IHS Holding Limited completed the first two stages of the acquisition of 1,620 towers from Mobile Telecommunications Company K.S.C.P. (‘Zain Kuwait’) comprising 1,162 towers. During April 2021, October 2021, September 2022 and August 2023 IHS GCC KW completed the third, fourth, fifth and sixth stages of the acquisition of 1,620 towers from Zain Kuwait comprising 67, 126, 43 and 101 towers respectively.

As part of the transaction, some towers that we have not purchased are managed and operated under a Managed Services agreement, and currently comprise approximately 121 towers. IHS GCC KW transferred the purchase right to IHS Kuwait Limited for the Construction, Erection and Maintenance of Wired and Wireless Communication and Radar Towers and Stations with Limited Liability (‘IHS Kuwait’) who operates the towers as a standalone business. As part of the agreement, IHS Kuwait also assumed existing supplier contracts and land leases, allowing it to apply the Group business processes and deliver services immediately after the assignment of the towers.

As part of the agreement, Zain Kuwait subscribed for shares in IHS GCC KW representing 30% of the share capital of IHS GCC KW by issuing a loan note to IHS GCC KW. The acquisition is consistent with the Group’s strategy to expand in selected geographic areas.

The following table summarizes the consideration paid and the fair value of assets and liabilities acquired at the acquisition date of the 101 towers acquired in 2023.

2023
$’000

Gross consideration	6,408
Less: consideration received in exchange for a retained 30% interest (by Zain Kuwait) in IHS GCC KW	(1,922)
Net cash consideration for 70% controlling interest in the acquired towers	4,486

Identifiable assets acquired and liabilities assumed:
Towers and tower equipment	5,576
Customer-related assets	2,224
Network-related assets	766
Trade and other payables	(2,158)
Total identifiable net assets acquired (at 100%)	6,408

Goodwill	—

Non-controlling interest portion of above at 30%	1,922

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

27.Capital commitments and contingent liabilities

27.1Capital commitments

The Group was committed to the purchase of property, plant and equipment of approximately $122.4 million at June 30, 2024 (December 31, 2023: $162.9 million).

27.2Contingent liabilities

The Group has contingent liabilities in respect of legal claims arising in the ordinary course of business. The Group reviews these matters in consultation with internal and external legal counsel to make a determination on a case-by-case basis whether a loss from each of these matters is probable, possible or remote.

The Group’s contingent liabilities in respect of litigations and claims amounted to $9.2 million at the end of the reporting period (December 31, 2023: $11.9 million).

Based on legal advice received, claims against the Group are not considered probable, thus no provisions have been made in these financial statements.

In the ordinary course of business, the Group is subject to regular tax reviews. A number of tax disputes have been raised in multiple jurisdictions, some of which are ongoing, including in Nigeria.

The Group exercises judgment and makes estimates to determine whether to recognize provisions and makes disclosures for contingent liabilities, where considered necessary.

In respect of the ongoing tax disputes, the Group is vigorously defending its position and believes that no present obligation has been established.

The Group has made a provision for uncertain tax positions and believes that the probable quantum of potential future cash outflows in relation to these tax disputes is unlikely to exceed the amount provided in this regard.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

28.	Effect of the revision on the Condensed Consolidated Financial Statements for the three and six months ended June 30, 2023

In connection with the preparation of our consolidated financial statements for the year ended December 31, 2023, we identified an adjustment related to the accounting treatment of foreign exchange on goods in transit in Nigeria in the quarterly periods ended June 30, 2023, and September 30, 2023. The adjustment reclassified these foreign exchange movements from Inventories and Property, plant and equipment to Cost of sales and Finance costs. In accordance with SAB No. 99, “Materiality,” and SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”, we evaluated the adjustment and determined that the related impact was not material to our financial statements for any prior period. Accordingly, we have revised previously reported financial information, disclosed in our Quarterly Report on Form 6-K for the period ended June 30, 2023. A similar revision will also be included in our Quarterly Report on Form 6-K for the period ended September 30, 2023. The following table summarizes the impact of the revision.

CONDENSED CONSOLIDATED STATEMENT OF LOSS AND OTHER COMPREHENSIVE (LOSS)/INCOME (UNAUDITED)

	Three months ended June 30, 2023			Six months ended June 30, 2023
	As previously reported	Adjustments	Revised	As previously reported	Adjustments	Revised
	$’000	$’000	$’000	$’000	$’000	$’000

Cost of sales	(278,093)	(19,003)	(297,096)	(584,781)	(19,003)	(603,784)
Operating income	166,597	(19,003)	147,594	361,770	(19,003)	342,767
Finance costs	(1,366,012)	(3,040)	(1,369,052)	(1,542,979)	(3,040)	(1,546,019)
Loss before income tax	(1,191,042)	(22,043)	(1,213,085)	(1,168,049)	(22,043)	(1,190,092)
Loss for the period	(1,248,283)	(22,043)	(1,270,326)	(1,240,508)	(22,043)	(1,262,551)

Loss attributable to:
Owners of the Company	(1,244,729)	(22,043)	(1,266,772)	(1,234,148)	(22,043)	(1,256,191)
Loss for the period	(1,248,283)	(22,043)	(1,270,326)	(1,240,508)	(22,043)	(1,262,551)

Loss per share - basic	(3.73)	(0.06)	(3.79)	(3.71)	(0.06)	(3.77)
Loss per share - diluted	(3.73)	(0.06)	(3.79)	(3.71)	(0.06)	(3.77)

Other comprehensive (loss)/income:
Exchange differences on translation of foreign operations	580,767	4,490	585,257	624,959	4,490	629,449
Other comprehensive (loss)/income for the period, net of taxes	580,774	4,490	585,264	624,966	4,490	629,456

Total comprehensive loss for the period	(667,509)	(17,553)	(685,062)	(615,542)	(17,553)	(633,095)

Total comprehensive loss attributable to:
Owners of the Company	(674,361)	(17,553)	(691,914)	(624,790)	(17,553)	(642,343)
Total comprehensive loss for the period	(667,509)	(17,553)	(685,062)	(615,542)	(17,553)	(633,095)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	As previously reported		Adjustments		Revised
	Accumulated	Other	Accumulated	Other	Accumulated	Other
	losses	reserves	losses	reserves	losses	reserves
	$’000	$’000	$’000	$’000	$’000	$’000

Balance at January 1, 2023	(3,317,652)	(861,271)	—	—	(3,317,652)	(861,271)
Total transactions with owners of the company	867	(84,240)	—	—	867	(84,240)

Loss for the period	(1,234,148)	—	(22,043)	—	(1,256,191)	—
Other comprehensive income	—	609,358	—	4,490	—	613,848
Total comprehensive (loss)/income	(1,234,148)	609,358	(22,043)	4,490	(1,256,191)	613,848

Balance at June 30, 2023	(4,550,933)	(336,153)	(22,043)	4,490	(4,572,976)	(331,663)

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

	Three months ended June 30, 2023			Six months ended June 30, 2023
	As previously reported	Adjustments	Revised	As previously reported	Adjustments	Revised
	$’000	$’000	$’000	$’000	$’000	$’000
Cash flows from operating activities
Cash from operations	264,132	(5,035)	259,097	516,154	(5,035)	511,119
Net cash generated from operating activities	243,643	(5,035)	238,608	478,933	(5,035)	473,898

Cash flow from investing activities
Purchase of property, plant and equipment	(163,185)	5,035	(158,150)	(268,602)	5,035	(263,567)
Net cash used in investing activities	(261,904)	5,035	(256,869)	(450,153)	5,035	(445,118)

Cash flows from financing activities
Cash and cash equivalents at end of period	433,048	—	433,048	433,048	—	433,048

Commensurate adjustments have been made to notes 5, 6, 10, 12 and 25 to the financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

29.Events after the reporting period

MTN Nigeria - Renewals and Extensions on Tower Master Lease Agreements

On August 7, 2024, the Group entered into an agreement with MTN Nigeria to renew and extend all the Nigerian tower Master Lease Agreements until December 2032, covering approximately 13,500 tenancies. This includes 1,430 of approximately 2,500 MTN Nigeria tenancies that were due to expire at the end of 2024 and in 2025. The renewed contracts include new financial components in both local and foreign currency, which escalate based on the respective CPI, and a new diesel-linked component.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our historical consolidated financial statements and the related notes included elsewhere in this report. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of our annual report on Form 20-F for the year ended December 31, 2023, (“Annual Report”), dated March 12, 2024, filed with the Securities and Exchange Commission (“SEC”) pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Actual results could differ materially from those contained in any forward-looking statements.

Overview

We are one of the largest independent owners, operators and developers of shared communications infrastructure in the world, providing our customers, most of whom are leading MNOs, with critical infrastructure that facilitates mobile communications coverage and connectivity for approximately 754 million people in emerging markets, across three regions and ten countries. We are one of the largest independent multinational tower operators globally by tower count and are solely focused on the emerging markets. As of June 30, 2024, we operated 40,332 Towers across seven countries in Africa, two countries in Latin America and one country in the Middle East. As of June 30, 2024, we are the largest independent tower operator in seven of the ten markets in which we operate, and we are the only independent tower operator of scale in five of these markets. On April 30, 2024, we completed the sale of our subsidiary in Peru, IHS Peru S.A.C., to affiliates of SBA Communications Corporation.

We have a well-defined organic and inorganic expansion strategy designed to grow in existing markets with our existing and new customers and, given the significant global emerging market opportunities in communications infrastructure, enter carefully selected growth oriented markets with compelling underlying fundamentals, when feasible. Historically, our business has been predominantly focused on the African continent, however in 2020 we started complementing this with investment into other regions and adjacent communications infrastructure offerings. Our initial expansion outside of Africa was in the Middle East via Kuwait, and we later further expanded our footprint with our entrance into Latin America via Brazil, Peru and Colombia. Each of these acquisitions supported our inorganic growth strategy of expanding into additional regions that met our investment criteria, which opened up new markets that we believed would provide future organic and inorganic growth opportunities. Our investment criteria suggests that inorganic growth opportunities will be limited for the foreseeable future, as we assess inorganic investment as just one of various forms of capital allocation.

Our core business is providing shared communications infrastructure services to MNOs and other customers, who in turn provide wireless voice, data and fiber access services to their end users and subscribers. We provide our customers with opportunities to lease space on existing Towers alongside current Tenants, known as Colocation, to install additional equipment on a Tower or request certain ancillary services, known as Lease Amendments, or to commission the construction of new Towers to the customer’s specifications, known as New Sites. Additionally, through I-Systems, we provide “Fiber-to-the-Home” or “FTTH” fiber connectivity to our customers through a neutral network infrastructure solution for broadband service, and in Nigeria we provide “Fiber-to-the-Tower” or “FTTT” connectivity to our customers. Finally, we lease space to our customers in secure locations within large building complexes, such as shopping malls, stadiums and airports, which we refer to as in-building solutions, or IBS, or distributed antenna systems, or DAS. In certain strategic instances, we may also provide Managed Services, such as maintenance, security and power supply for Towers owned by third parties. As of June 30, 2024, our owned and operated tower portfolio supported 60,382 Tenants, with a Colocation Rate of 1.50x.

Our primary customers are the leading MNOs in each of our markets. We also provide infrastructure and services to a number of other communications service providers. Our success in establishing deep customer relationships and operational excellence has enabled us to grow both organically and through 22 transactions, building a footprint that currently covers Nigeria, South Africa, Côte d’Ivoire, Cameroon, Zambia, Rwanda, Brazil, Colombia, Kuwait and Egypt.

Recent developments

On August 7, 2024, the Group entered into an agreement with MTN Nigeria to renew and extend all the Nigerian tower Master Lease Agreements until December 2032, covering approximately 13,500 tenancies. This includes 1,430 of approximately 2,500 MTN Nigeria tenancies that were due to expire at the end of 2024 and in 2025.

The renewed contracts include new financial components in both local (Naira) and foreign currency (USD), which escalate based on the respective CPI, and a new diesel-linked component.

Colby Synesael resigned from our executive committee and his position as Executive Vice President of Communications, effective July 15, 2024, to pursue other opportunities.

Reportable Segments

Our operations are organized into four segments, which reflect the way our chief operating decision maker, or CODM, is provided with financial information which aligns to internal regional management organizational reporting lines and responsibilities and the way in which the CODM analyzes performance and allocates resources. Our operating segments are Nigeria, which comprises our operations in Nigeria; Sub Saharan Africa, or SSA, which comprises our operations in Cameroon, Côte d’Ivoire, Rwanda, South Africa and Zambia; Latin America, or Latam, which comprises our operations in Brazil and Colombia; and the Middle East and North Africa, or MENA, which comprises our operations in Kuwait and Egypt. Although full operations in Egypt have not commenced, the business has incurred some costs.

We use revenue and segment Adjusted EBITDA to assess the performance of our reportable segments. Segment Adjusted EBITDA is our principal segment measure of profitability.

Our Revenue

We measure revenue in three categories, namely (i) organic, (ii) inorganic and (iii) non-core.

Organic revenue captures the performance of our existing business without the impact of new tower portfolios or businesses acquired since the beginning of the prior year period (except as described as inorganic below). Specifically, organic revenue captures the impact of (i) new Colocation and Lease Amendments; (ii) changes in pricing including from contractual lease fee escalation, power indexation and foreign exchange resets; (iii) New Site construction; (iv) fiber connectivity and (v) any impact of Churn and decommissioning. In the case of an acquisition of new tower portfolios or businesses, the impact of any incremental revenue after the date of acquisition from new Colocation and Lease Amendments or changes in pricing on the Towers acquired, including from contractual lease fee escalation and foreign exchange resets, is also captured within organic revenue.

Inorganic revenue captures the impact on revenue from existing Tenants of new tower portfolios or businesses that we have acquired since the beginning of the prior period (except as described above). Where tower portfolios or businesses were acquired during the current period under review, inorganic revenue is calculated as the revenue contribution from those acquisitions in their “at acquisition” state (measured as the local currency revenue generated during the first full month following the acquisition) in the current period. This treatment continues for 12 months following acquisition. In August 2023, IHS Kuwait completed the sixth stage of the acquisition from Zain Kuwait comprising of 101 Towers and 109 Tenants. We therefore have inorganic revenue for the three and six months ended June 30, 2024.

Non-core captures the impact of movements in foreign exchange rates on the translation of the results of our local operations from their local functional currency into U.S. dollars, which is measured by the difference in U.S. dollars between (i) revenue in local currency converted at the average foreign exchange rate for that period and (ii) revenue in local currency converted at the average foreign exchange rate for the prior period. This foreign currency impact is then partially compensated for in subsequent periods by foreign exchange reset mechanisms, which are captured in organic revenue.

The organic and non-core components of our revenue cannot be considered independently from each other in assessing, for instance, what the impact on organic revenue would have been in the absence of change in the foreign exchange rate. In fact, the periodic (monthly, quarterly, semi-annually or annually) nature of our reset mechanisms is such that there is a delay between the period during which a change in foreign exchange rate occurs and the next contractual reset occurs.

Foreign exchange resets are included in some MLAs where lease fees are linked to currencies other than the local currency (for example, MLAs in Nigeria with U.S. dollar components). MLAs with foreign exchange resets typically contain a mechanism for determining the foreign exchange rate for a set period at which the lease fee linked to the non-local currency (such as U.S. dollar) is translated into local currency and invoiced to the customer. In such cases, the foreign exchange rate determined by this mechanism is reset monthly or quarterly.

The foreign exchange resets function such that the portion of lease fees that is linked to U.S. dollars and the portion of lease fees that is linked to local currency are fixed in local currency for the contractual period between reset dates (for example, for a period of three months if the reset is quarterly). As a result, in the event of a devaluation, there is a delay between the timing of the devaluation and the next contractual reset.

During the period between the date of the devaluation and the date of the reset, all of our revenue (i.e., both revenue that is contractually linked to the U.S. dollar and revenue that is contractually linked to local currency) would reflect the new, devalued foreign exchange rate. When the reset is effected, the amount relating to the portion of the lease fees linked to the U.S. dollar, which is invoiced in local currency, is adjusted upward.

In addition, the conversion rates included in our MLAs may also be different from the rates at which our financial results are translated into U.S. dollars for reporting purposes. For further discussion on different exchange rates within the market, please refer to “— Multiple foreign exchange markets with different exchange rates.”

While a number of the MLAs with our customers are deemed automatically renewed if not canceled by the stated expiration date, we regularly keep upcoming renewal or expiry dates under review, and engage in discussions with customers from time-to-time regarding such matters. For instance, our MLAs with MTN in Zambia and Rwanda were up for renewal in 2024 and were renewed in March and June of 2024, respectively. Most recently, our MLAs with MTN Nigeria that were up for renewal in 2024 and 2029 were renewed in August 2024. MLAs with certain customers in Rwanda, South Africa and Zambia are up for renewal in 2025. No assurance can be given that our customers will renew their customer lease agreements upon expiration of those agreements or that customers will not request unfavorable amendments to existing agreements, or that we will be successful in negotiating favorable terms with these customers.

IHS recently concluded the agreements with MTN South Africa to unwind the power managed services agreement and to amend the existing MLA with a revised fee structure, extended by two years through to 2034. The operational impact of the unwind is that the IHS South African business is no longer responsible for providing diesel or alternative power to tower sites other than electricity costs which are fully passed through to customers. The unwind agreement, which is effective from October 1, 2023, has resulted in a one-off reduction of $14.5 million to both gross revenue and cost of sales, reversing amounts previously recognized in the period from October 1, 2023, to March 31, 2024.  The new agreement also results in an ongoing reduction in gross revenue and costs of sales, which was $8.2 million for the three months ended June 30, 2024, compared to the three months ended June 30, 2023. Additionally, continuing power pass through activities in South Africa are no longer recognized on a gross basis. None of these updates to gross revenue and cost of sales have a net impact on Adjusted EBITDA.

Factors Affecting Our Financial Condition and Results of Operations

Our financial condition and results of operations have been, and will continue to be, affected by a number of important factors, including the following:

New Colocation and Lease Amendments

Colocation and Lease Amendments are key drivers of incremental organic revenue in communications infrastructure sharing. Colocation involves adding new tenants to existing sites, where the addition of an incremental tenant to an existing site can introduce a full additional lease fee. Lease Amendments involve adding additional equipment or providing certain ancillary services at existing sites for existing Tenants and for a recurring lease fee. Examples of Lease Amendments include an existing customer taking more space on a tower, adding equipment for new technologies, such as 3G, 4G or 5G, adding additional microwave transmission or fiber infrastructure services, as well as certain ancillary services. A Lease Amendment typically increases revenue by a proportionally lower amount than a Colocation given such equipment typically consumes less space and power than a Colocation. However, gross margin contribution of a Lease Amendment is generally comparable to a Colocation.

Colocation and Lease Amendments improve overall gross margins, operating margins and cash flow given the limited incremental cost to deliver such services. Typically, the main incremental cost to deliver Colocation or Lease Amendments is $5,000 to $10,000 in augmentation capital expenditure. Additionally, in our African markets, the main incremental ongoing cost for Colocation and Lease Amendments is power cost for the additional equipment or services. We continually seek to increase Colocation and Lease Amendments for our existing sites through an active sales and marketing process. Our sites that are either at or near structural capacity can also be strengthened to meet future leasing capacity with relatively minor capital investments. In February 2024, we entered into an agreement with Airtel Nigeria which includes among other things a commitment for Airtel Nigeria to take approximately 3,950 tenancies over the next five years.

The demand for Colocation and Lease Amendments from MNOs is driven by multiple communications industry characteristics within our individual markets. These characteristics include the MNOs’ need for greater network coverage and network density due to existing capacity-constrained networks, a desire to improve quality-of-service, increasing subscriber demand for wireless voice and data services requiring a denser network than is the case for voice services, as well as changes in and the development of technologies in those markets.

Contractual lease fee escalation and foreign exchange resets

Our MLAs generally contain annual inflation-linked escalation provisions under which the underlying lease fees, and therefore our revenue, may increase each year. These contractual escalators are typically linked to the consumer price index, or CPI, of the country of operation and/or the United States, depending on the underlying currency denomination of the lease fee. Lease fee components priced in local currency typically have escalators linked to local CPI applied annually for the subsequent 12 months. Lease fee components priced in U.S. dollars typically have escalators linked to U.S. CPI applied annually for the subsequent 12 months. Our MLAs with certain customers are subject to fixed, capped or floored escalators.

Our MLAs sometimes contain a portion of lease fees which may be linked to consumer price indices or power indexation metrics including diesel and electricity prices.

Foreign exchange resets are generally included in MLAs where lease fees are linked to currencies other than the local currency (for example, MLAs in Nigeria with U.S. dollar components). For further discussion on these foreign exchange resets, please refer to “— Our Revenue.”

New Site construction

New Site construction is a key driver of incremental organic revenue through the customer revenue we invoice from the date the New Site becomes ready for service. New Site construction is also a component of discretionary capital expenditure. Building New Sites requires capital expenditure, principally including materials for the tower, power equipment, land lease fees or land purchase fees, tower construction activities, including civil work, transportation and labor, as well as ongoing operational expenditures for site operation and maintenance. Therefore, construction of New Sites increases our capital expenditure and cost of sales. We pursue construction of New Sites as a key strategy in growing our tower portfolio and providing future capacity for Colocation and Lease Amendments. We do not engage in speculative building and only construct New Sites after obtaining a commitment for a long-term lease with an initial tenant and, in general, if we are aware of, or believe there is, commercial potential for Colocation.

Demand for New Sites from MNOs is typically driven by multiple communications industry characteristics within our individual markets. These characteristics include the MNOs’ need for greater network coverage and network density due to existing capacity-constrained networks, a desire to improve quality-of-service, increasing subscriber demand for wireless voice and data services and requiring a denser network than is the case for voice services, as well as changes in and the development of technologies in those markets. For example, we often see an increase in demand for New Sites as new technology is rolled out in markets, such as 3G or 4G.

New Sites constructed consist primarily of ground-based towers, but can also include in-building solutions / distributed antenna systems, rooftop towers and cells-on-wheels. These New Sites always begin operations with at least a single Tenant, with Colocation and Lease Amendments expected at future dates. The average cost to build a New Site in our African and Middle East markets is typically in the range of between $50,000 and $100,000, while in Latin America the cost is typically in the range of between $40,000 and $80,000 depending on the market of operation and specification of the tower.

Consequently, the construction of New Sites generally has a positive effect on revenue, and as Colocation and Lease Amendments occur on the tower, we expect to drive incremental organic revenue and have a positive effect on gross margins and operating margins.

Churn

Churn refers to the loss of tenancies when services provided by us are terminated, a Tenant does not renew its contract or we have ceased recognizing revenue on a site in any particular period, adjusted for the reintegration of previously lost tenancies. For example, a Tenant may Churn if the relevant MLA or SLA is not renewed at the end of its term, the customer ceases operations or switches to a competing tower company. Other than a customer Churning at the end of the term of its MLA or SLA, our MLAs generally contain limited termination clauses. Certain of our customer agreements also contain a contractual right to Churn a limited number of sites each year without penalty.

We experienced Churn in the six months ended June 30, 2024, of 391 Tenants.

Decommissioning

In connection with the acquisition of portfolios of sites, we rationalize our portfolio where we have multiple towers in close proximity to each other. Where economically and commercially viable, we migrate Tenants from one tower onto a nearby tower as an additional Colocation and then subsequently decommission the empty site. Decommissioning spend is a component of discretionary capital expenditure. While the decommissioning of towers offsets our overall growth in the number of towers, it allows us to eliminate cost of sales and ongoing maintenance capital expenditure at the decommissioned towers. The retained sites benefit from lease fees relocated from the decommissioned site and generally only experience a marginal increase in cost of sales due to increased power consumption. The spend associated with decommissioning a site is approximately between $3,200 to $30,000.

Acquisitions of tower portfolios and businesses

The acquisition of tower portfolios and businesses from MNOs and independent tower companies results in incremental inorganic revenue during the period in which the acquisitions occur. Acquisitions of tower portfolios and businesses result in the immediate increase in the size of our overall tower portfolio and help expand our footprint in existing and new markets. Once towers are acquired, we receive revenue from the Tenants and Lease Amendments on such sites and we are responsible for future capital expenditure and costs of sales related to the sites. As we acquire new portfolios of towers, we may incur additional administrative expenses, particularly from acquisitions in new markets, which may impact our operating margins.

Currency exchange rate

Our operations are conducted by subsidiaries in Nigeria, Côte d’Ivoire, Cameroon, Zambia, Rwanda, South Africa, Kuwait, Brazil and Colombia, and the functional currency of our operating subsidiaries are the Nigerian Naira (₦), West African CFA Franc (XOF), Central African CFA Franc (XAF), Zambian Kwacha (ZMW), Rwandan Franc (RWF), South African Rand (ZAR), Kuwaiti Dinar (KWD), Brazilian Real (BRL) and Colombian Peso (COP), respectively. A foreign currency transaction is translated into the functional currency using the exchange rate prevailing at the date of the transaction (or the date of valuation where an item is re-measured). The foreign exchange gain or loss resulting from (i) the settlement of such transaction or (ii) the translation of a monetary asset or liability denominated in a foreign currency is recognized at the exchange rate at period end in the statement of income and comprehensive income.

Our operating subsidiaries’ financial results are then translated into U.S. dollars for reporting purposes. Income and expenses are translated at the monthly average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions). Assets and liabilities are translated at the exchange rate at period end.

As a result of the translations described above, our results are impacted by fluctuations in foreign exchange rates.

During the six month period ended June 30, 2023, we experienced an appreciation of the BRL, XAF XOF and ZMW currencies and a depreciation of the NGN, RWF and ZAR currencies, each compared to the U.S. dollar, being the primary reason for net foreign exchange losses arising from financing of $1,188.3 million in the period. This was primarily driven by our Nigeria segment.

During the six month period ended June 30, 2024, we experienced an appreciation of the ZAR and ZMW currencies and a depreciation of the BRL, NGN, RWF, XAF and XOF currencies, each as compared to the U.S. dollar.

For further discussion on the impact of the Naira movements, please refer to “— Results of Operations.”

Multiple foreign exchange markets with different exchange rates

From time to time in the markets in which we operate, there have existed situations where there are differing official exchange rates in the market. Accordingly, we were required to regularly monitor and evaluate which exchange rate is most appropriate to apply in the translation of the Naira books of our Nigerian operations to U.S. dollars for our consolidated group reporting purposes, in accordance with the requirements of IFRS Accounting Standards in translating foreign operations or foreign transactions. In determining the appropriate rate, we assess factors such as access to those rates in the future in order to meet payments or make dividends in the appropriate currency. In determining whether it is appropriate to move from one official rate to another, we consider the available rates in official markets for settlement of transactions. The foreign exchange rate that we determined to be the most appropriate for the translation of our results for group reporting purposes may also have differed from the conversion rates contained within our contracts.

It should be noted that as a consequence of the previous regime of multiple exchange rate “windows” for different purposes, we reached agreement with certain of our Key Customers in Nigeria in 2020 to update the reference exchange rate in our contracts to the prevailing market rate available on Bloomberg. Most significantly, our contracts with MTN Nigeria previously contained clauses which determined that a portion of the lease fee paid to IHS Towers was based on a pre-agreed U.S. dollar lease fee converted into Naira at the time of invoicing at the prevailing CBN rate. On July 23, 2020, we amended these contracts with MTN Nigeria so that, among other things, the reference foreign exchange rate for converting the U.S. dollar portion of the lease fees into Naira was changed to the prevailing USD exchange rate of NAFEX, defined within the contracts with a reference to the USD/Naira rate published by Bloomberg.

While we previously reached agreement with our Key Customers in Nigeria to update the reference exchange rate in our contracts to the prevailing market rate available on Bloomberg, should similar circumstances arise again (or continue to exist where there is a divergence between the applicable market rate or translation rates for our financial results and the exchange rates reflected in our contracts with customers, or a divergence between the prevailing market rate on Bloomberg and other exchange rates in the market), there is no guarantee that we will be able to renegotiate these contracts or enter into new contracts to fully protect against such foreign exchange risks. In addition, other measures taken by the relevant authorities and/or the CBN may further impact the rates available in the market, and we may need to consider such measures for the purposes of our accounts.

In June 2023, the CBN implemented steps to unify the Nigerian foreign exchange market by replacing the old regime of multiple exchange rate segments into a single I&E window within which foreign exchange transactions would be determined by market forces and which was subsequently renamed NAFEM in October 2023. The Group uses the USD/NGN rate published by Bloomberg, for Group reporting purposes. As a result of the above, there were significant devaluations in the Naira during the second half of 2023 as well as during the three month period ended March 31, 2024.

For further discussion on the impact of this change in exchange rates, please refer to “— Results of Operations.”

Maintenance of sites

We incur capital expenditure in relation to the maintenance of our towers and fiber infrastructure, which is non-discretionary in nature and required in order for us to optimally run our portfolio and to perform in line with our service level agreements with customers. Maintenance capital expenditure includes the periodic repair and replacement of fixtures and fittings of existing sites, and fiber equipment and power equipment at existing sites. A large component of maintenance capital expenditure is for the replacement and servicing of generators and batteries at our sites, which may decrease, should the grid availability in our markets improve. Maintenance capital expenditure per Tower is typically in the range of $2,000 to $5,000 per year in our African and Middle East markets.

In addition to this corrective maintenance capital expenditure, maintenance costs are also incurred in cost of sales where these relate to preventive maintenance that includes the replacement of spare parts and routine checks. Maintenance capital expenditure in Latin America is typically lower given the current scope of maintenance required on Towers.

Typically, when we acquire a tower portfolio, it may be necessary to refurbish the newly acquired Towers in order to bring them to the standard of the rest of our portfolio.

Refurbishment capital expenditure typically involves the deployment of a suitable power system for that site, repairs to the site or improvements to the site structure in order to be in line with our safety obligations, and adaptations to site security and monitoring abilities. Refurbishment capital expenditure is one-off in nature, following which those sites should then have normalized maintenance capital expenditure requirements related to the maintenance of sites as described above. Refurbishment capital expenditure is a component of discretionary capital expenditure since it is typically considered in conjunction with the acquisition of tower portfolios. The capital expenditure associated with refurbishment varies from market to market and tower to tower.

Carbon reduction roadmap

On October 24, 2022, we announced our Carbon Reduction Roadmap which provides a comprehensive strategy for decreasing our operational emissions by reducing diesel usage on tower sites, including a goal to reduce the Scope 1 and Scope 2 kilowatt-hour emissions intensity of our tower portfolio by 2030, using 2021 emissions data as the baseline.

Savings will be achieved by connecting more sites to the electricity grid and via the deployment and integration of battery storage and solar panel solutions. In scope for the Carbon Reduction Roadmap are our operations in Cameroon, Côte d’Ivoire, Kuwait, Nigeria, Rwanda, and Zambia. However, our plans in Cameroon, Côte d’Ivoire, Kuwait, Rwanda, and Zambia will only include connecting more sites to the grid.

The total capital expenditure incurred on Project Green from commencement until June 30, 2024, was $205.7 million, of which a saving of $1.4 million was related to the three month period ended March 31, 2024, and $0.1 million expenditure related to the three month period ended June 30, 2024.

Cost and consumption of diesel

Power is our largest single operating expense and, in particular, diesel pricing typically has the largest impact on changes in our operating expense. The largest impact is in our Nigerian operations due to low power grid availability and our South African operations where they are connected to the grid and experience significant load shedding. However, following the unwind of the power managed services agreement with MTN South Africa and the new diesel-linked component included in our renewed contracts with MTN Nigeria, we have significantly reduced our exposure to diesel price fluctuations. The operational impact of the unwind is that the IHS South African business is no longer responsible for providing diesel or alternative power to tower sites other than electricity costs which are fully passed through to customers, while in Nigeria, we benefit from power indexation clauses which limit the impact of both increased diesel prices and conversely falling diesel prices. Our overall diesel consumption is also being reduced through targeted investment in power system solutions to provide power to sites more efficiently, including the use of hybrid and solar systems.

Due to the current volatility in oil prices, the ICE Low Sulphur Gasoil price has increased over the last three months from an average of $687/MT in the three month period ended June 30, 2023, to an average of $766/MT in the three month period ended June 30, 2024.

On May 31, 2023, the Nigeria Federal Inland Revenue Service issued a letter to diesel suppliers in Nigeria, informing them they would be required to pay VAT at 7.5% on imported diesel at the point of entry into the country. However, on October 1, 2023, the Federal Government of Nigeria suspended VAT on imported diesel for a period of six months effective from October 1, 2023, through to March 31, 2024. Once the suspension has lifted, there may be a direct impact on the Group’s operating costs in Nigeria because the VAT on these inputs might not be able to be fully offset by a pass through to our customers.

Cost of ground leases

The majority of towers we own and operate are on land that we lease from individual landlords. Ground lease fees are generally paid in advance monthly or for a one, five, or ten-year portion of the overall duration of the lease (although in our South Africa business, we typically pay our ground leases fees monthly in advance), with typically pre-agreed lease fee increases of between 3% and 60% or variable increases for each subsequent one, three, five or ten-year period. As we roll out additional sites, we are often required to either enter into leases with new landlords, which we endeavor to do under similar terms to those of our existing leases or acquire the land.

Customer concentration

A significant portion of our revenue in each of our markets of operation is derived from a small number of customers who usually constitute some of the largest MNOs in those markets. In particular, in the six months ended June 30, 2024, revenue from our top three MNO customers, considered in each of our individual markets of operation, collectively accounted for 98.5% of our consolidated revenue, with MTN Nigeria and Airtel Nigeria accounting for 45.2% and 12.2%, respectively, of our consolidated revenue for the six months ended June 30, 2024. Should there be any negative impact on the businesses of our major customers, including these key MNOs, this in turn could adversely affect their demand for tower space and/or ability to perform their obligations under their lease agreements with us.

Market volatility

We and our customers operate in various international markets, particularly in emerging markets such as in Africa. As a result, we are exposed to economic, political and other uncertainties prevailing in such markets, particularly Nigeria, which is our largest market of operation.

In August 2023, S&P revised the outlook on IHS Holding to stable from negative and affirmed their B+ ratings on the company and its debt. In addition, S&P revised the outlook on the foreign currency rating on Nigeria to stable from negative and in December 2023, Moody's improved the outlook on Nigeria from stable to positive. In May 2024, Fitch revised the outlook on the Long-Term Foreign-Currency Issuer Default Rating for Nigeria to positive from stable and affirmed their B- rating.

As a result of the currency exchange rate fluctuations, particularly in regard to the Nigerian Naira as discussed further above, our strategic and operational plans need to be continually reassessed to meet the challenges and needs of our businesses in order for us to remain competitive. For instance, we expect to adopt a more balanced approach to revenue growth and cash generation to counterbalance the recent macroeconomic headwinds across the world, particularly in Nigeria given the significant recent depreciations of the Naira in June 2023 and January 2024. As part of our heightened focus on cash generation, we may pursue operational efficiencies through productivity enhancements, cost and capital expenditure reductions, and a review of our portfolio of markets and assets.

Macroeconomic Issues

Global deterioration in economic conditions could adversely and materially affect us and/or our customers through disruptions of, among other things, the ability to procure communications equipment or other supplies through the usual supply chains. For instance, shortages of capacity in shipping may occur and could affect the smooth flow of our and/or our customers’ supply chains, increase transportation costs and/or decrease reliability. Global deterioration in economic conditions could also adversely and materially affect the ability of us and/or our customers to maintain liquidity and deploy network capital, with potential decreases in consumer spending contributing to liquidity risks, or even through regulatory interventions or pressure on pricing and services offered that may reduce revenue for periods of time. Any resulting financial difficulties could result in uncollectible accounts receivable or reduced revenue, despite having provided increased services. Resulting supply chain or operational difficulties (including site access) may also result in us being unable to meet the service level agreement targets under our MLAs. The loss of significant Tenants, or the loss of all or a portion of our anticipated Contracted Revenue from certain Tenants, could have a material adverse effect on our business, financial condition and/or results of operations.

Diesel prices have fluctuated significantly over time, often in parallel to changes in oil prices, and may fluctuate in the future as a result of many factors, including the impact of geopolitical tensions, for example, in connection with the conflict between Russia and Ukraine and the related economic sanctions. However, following the unwind of the power managed services agreement with MTN South Africa and the new diesel-linked component included in our renewed contracts with MTN Nigeria, we have significantly reduced our exposure to diesel price fluctuations. The operational impact of the unwind is that the IHS South African business is no longer responsible for providing diesel or alternative power to tower sites other than electricity costs which are fully passed through to customers, while in Nigeria, we benefit from power indexation clauses which limit the impact in relation to increased diesel prices and conversely falling diesel prices.

Through our international operations, we are also exposed to foreign exchange risk arising from currency exposures other than the US Dollar, such as the BRL, NGN, RWF, XAF, XOF, ZAR and ZMW currencies. Any fluctuations in these foreign currency exchange rates could result in a material adverse effect on the cash flow and future profits.

Outstanding balances and advances under certain of our existing credit facilities bear interest at rates which vary depending on certain underlying or reference rates, such as the Secured Overnight Financing Rate, or SOFR, the Chicago Mercantile Exchange (CME) Term SOFR, the European interbank offered rate, or EURIBOR, the Nigerian Monetary Policy Rate, or MPR, the Central Bank of Kuwait’s Discount Rate, the Johannesburg Interbank Average Rate, or JIBAR, or the Brazilian interbank deposit rate, or CDI. Increases in such reference rates increase our interest expense, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations. Such increases in interest rates could also have a material adverse effect on our cash flows and our ability to service our debt in the longer term. In addition, we may procure additional indebtedness at floating rates in the future.

In the past, governments have taken, and may in the future take, unprecedented actions in an attempt to address and rectify these extreme market and economic conditions by providing liquidity and stability to financial markets. If these actions are not successful, the return of adverse economic conditions may cause a significant impact on our ability and the ability of our customers to raise capital, if needed, on a timely basis and on acceptable terms or at all.

To the extent that any macroeconomic issues could have a material adverse effect on our or our customers’ business, financial condition, results of operations and/or liquidity, it may also have the effect of heightening many of the other risks described in the “Risk Factors” section of our Annual Report.

Key Financial and Operational Performance Indicators

We believe that revenue growth, Adjusted EBITDA, Adjusted EBITDA Margin, the number of Towers in our portfolio and Colocation Rate are key measures to assess our financial and operational performance. These measures demonstrate our ability to grow and generate strong positive cash flows over time. Adjusted EBITDA and Adjusted EBITDA Margin are not measures defined by IFRS Accounting Standards. The most directly comparable IFRS Accounting Standards measure to Adjusted EBITDA is our income/(loss) for the period. Adjusted EBITDA and Adjusted EBITDA Margin are not necessarily comparable to similarly referenced measures used by other companies. As a result, investors should not consider these performance measures in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with IFRS Accounting Standards.

Adjusted EBITDA and Adjusted EBITDA Margin

We believe Adjusted EBITDA and Adjusted EBITDA Margin are useful to investors and are used by our management for measuring profitability and allocating resources, because they exclude the impact of certain items that have less bearing on our core operating performance such as interest expense and taxes. We believe that utilizing Adjusted EBITDA and Adjusted EBITDA Margin allows for a more meaningful comparison of operating fundamentals between companies within our industry by eliminating the impact of capital structure and taxation differences between the companies.

We define Adjusted EBITDA (including by segment) as income/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, impairment of withholding tax receivables, impairment of goodwill, business combination transaction costs, impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent, reversal of provision for decommissioning costs, net (gain)/loss on sale of assets, share-based payment (credit)/expense, insurance claims and certain other items that management believes are not indicative of the core performance of our business.

We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue for the applicable period, expressed as a percentage.

The following is a reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to the most directly comparable IFRS Accounting Standards measure, which are loss and loss margins, respectively, for the periods presented:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2024	2023*	2024	2023*
	$'000	$'000	$'000	$'000

Loss for the period	(124,314)	(1,270,326)	(1,681,564)	(1,262,551)
Divided by total Revenue	435,377	546,204	853,121	1,148,732
Loss margin for the period	(28.6)%	(232.6)%	(197.1)%	(109.9)%
Adjustments:
Income tax expense	36,336	57,241	34,272	72,459
Finance costs(a)	279,156	1,369,052	1,812,744	1,546,019
Finance income(a)	(43,010)	(8,373)	(24,376)	(13,160)
Depreciation and amortization	87,166	116,494	174,732	235,450
Impairment of withholding tax receivables(b)	2,756	13,349	10,972	24,604
Impairment of goodwill	—	—	87,894	—
Business combination transaction costs	148	27	380	1,486
Impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent(c)	5,767	935	8,827	5,081
Net (gain)/loss on disposal of property, plant and equipment	(1,919)	168	(2,292)	(566)
Share-based payment expense(d)	4,885	3,628	8,066	6,917
Insurance claims(e)	(30)	(133)	(40)	(278)
Other costs(f)	3,907	2,673	6,392	4,848
Other income	—	(28)	—	(58)
Adjusted EBITDA	250,848	284,707	436,007	620,251
Divided by total Revenue	435,377	546,204	853,121	1,148,732
Adjusted EBITDA Margin	57.6%	52.1%	51.1%	54.0%

* Revised to reflect an adjustment related to the accounting treatment of foreign exchange on goods in transit in Nigeria (see note 28).

(a)	Finance costs consist of interest expense and loan facility fees on borrowings, the unwinding of the discount on our decommissioning liability and lease liability, realized and unrealized net foreign exchange losses arising from financing arrangements and net realized and unrealized losses from valuations of financial instruments. Finance income consists of interest income from bank deposits, realized and unrealized net foreign exchange gains arising from financing arrangements and net realized and unrealized gains from valuations of financial instruments.
(b)	Revenue withholding tax primarily represents amounts withheld by customers in Nigeria and paid to the local tax authority. The amounts withheld may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company. Revenue withholding tax receivables are reviewed for recoverability at each reporting period end and impaired if not forecast to be recoverable.
(c)	Represents non-cash charges related to the impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent on the decommissioning of sites.
(d)	Represents expenses related to share-based compensation, which vary from period to period depending on timing of awards and changes to valuation inputs assumptions.
(e)	Represents insurance claims included as non-operating income.
(f)	Other costs for the three months ended June 30, 2024, included costs related to strategic review and one-off consulting fees related to corporate structures and operating systems of $2.5 million and costs related to internal reorganization of $1.3 million. Other costs for the three months ended June 30, 2023, included one-off consulting fees related to corporate structures and operating systems of $1.2 million and other one-off consulting services of $1.0 million. Other costs for the six months ended June 30, 2024, included costs related to strategic review and one-off consulting fees related to corporate structures and operating systems of $4.5 million and costs related to internal reorganization of $1.8 million. Other costs for the six months ended June 30, 2023, included one-off consulting fees related to corporate structures and operating systems of $2.8 million, other one-off consulting services of $1.0 million, aborted business combination transaction costs of $0.6 million and one-off professional fees relating to financing of $0.2 million.

Towers

We measure the number of towers in our portfolio at a given time by counting the number of towers that we own or operate with at least one Tenant. The number of towers in our portfolio excludes towers for which we provide Managed Services.

We have historically increased the number of towers in our portfolio through a combination of building New Sites, along with the acquisition of towers from MNOs and an independent tower company. Rationalizing the portfolio through decommissioning towers reduces the number of towers we own and operate.

Colocation Rate

We define Colocation Rate as the average number of Tenants per tower that we own or operate across our tower portfolio at a given point in time, excluding Managed Services. Colocation Rate is an important metric for assessing utilization and capacity on existing Towers. Our Colocation Rate is a key driver of our Adjusted EBITDA Margin, as the addition of further Tenants increases revenue for a proportionally smaller increase in power, our primary variable cost per site. Colocation is achieved at a relatively low incremental capital expense and is also attractive to our customers as it provides them with shorter deployment times for their equipment compared to New Site alternatives.

Explanation of key line items in the historical consolidated statements of income

Revenue

Our revenue is derived from fees paid by our customers for services from our Colocation business and its ancillary managed services. The Colocation business involves the lease of space on our owned and operated towers and our fixed copper and fiber network infrastructure, which are shared by various MNOs and other communications service providers. A portion of Colocation arrangements for the rental of space on the towers, other assets on tower sites, on which the use of space is dependent, and the use of fixed copper and fiber network infrastructure dedicated to an individual customer is within the scope of IFRS 16 “Leases”. A portion of Colocation arrangements for the provision of services, energy charges and use of shared fixed copper and fiber network infrastructure is within the scope of IFRS 15 “Revenue from Contracts with Customers” as a provision of service. Revenue from leasing arrangements is recognized on a straight-line basis over the current lease term of the related lease agreements when collectability is reasonably assured. We also derive revenue from non-lease services, which includes maintenance, security and power supply for Towers owned by third parties. Non-lease revenue is recognized as the service is delivered at an amount that reflects the consideration to which we expect to be entitled in exchange for those services. Such revenue is recognized in the accounting period in which the services are rendered. We assess the probability that defaulting customers will not settle amounts billed and accordingly treat any component that we deem may not be collected as variable consideration, contingent upon the receipt of funds from the customer, an event that is not wholly within our control.

Cost of sales

Cost of sales consists of power generation (including diesel costs), which after depreciation, is our largest single cost item, ground lease rental, tower repairs and maintenance, depreciation and amortization in relation to sites and right of use assets, impairment of property, plant and equipment, intangible assets excluding goodwill and prepaid land rent, staff costs and other costs directly related to the provision of services to customers and other site related costs, such as security services, regulatory permits and license costs, insurance, including for customer and network-related assets. Depreciation of a tower is calculated using the straight-line method over an estimated useful life of 10 to 20 years. Depreciation of alarms, batteries and generators are also calculated using the straight-line method over a range of estimated useful lives between one and five years, depending on the equipment. Right of use assets are depreciated on a straight-line basis over the shorter of the remaining estimated useful life of the tower and the lease term.

Administrative expenses

Administrative expenses are costs not directly related to the provision of services to customers, but which support our business as a whole. These overhead expenses primarily consist of administrative staff costs (including key management compensation), office rent and related property expenses, insurance, travel costs, professional fees, depreciation and amortization of administrative assets and right of use assets where such assets are leased, net loss or gains from sale of assets, allowance for trade and other receivables and other sundry costs. Administrative expenses also include other corporate overhead expenses related to our acquisition efforts and costs associated with new business initiatives.

Loss allowance on trade receivables

We account for our trade receivables credit risk by appropriately providing for expected credit losses. Loss allowance on trade receivables represents the expected loss from non-payment of amounts due from customers in accordance with the accounting standards applicable to each period. The loss allowance is determined based on our policy for evaluating expected credit losses and any subsequent impairment taking into account historical loss rates, the available information on a customer’s financial position and forward-looking macroeconomic data.

Other income

Other income includes proceeds from insurance claims.

Finance costs and income

Finance costs consist of interest expense and loan facility fees on borrowings, the unwinding of the discount on our decommissioning liability and lease liability, realized and unrealized net foreign exchange losses arising from financing arrangements and net realized and unrealized losses from valuations of financial instruments. Finance income consists of interest income from bank deposits, realized and unrealized net foreign exchange gains arising from financing arrangements and net realized and unrealized gains from valuations of financial instruments.

Taxation

Taxation consists of income tax, education tax and deferred taxes. Income tax is calculated at the domestic tax rate applicable to profits in our respective countries of business. Current and deferred tax is recognized on taxes that are regarded as taxes on corporate income under relevant IFRS Accounting Standards. This includes Nigerian education tax, which arises at the rate of 3.0% (2023: 3.0%) on taxable profits determined on a basis similar to income tax.

Deferred income tax assets are recognized for deductible temporary differences, including tax losses carried forward, arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements, but only to the extent that the realization of the related tax benefits are expected to be met through the reversal of taxable temporary differences and that it is probable that future taxable profits will be available against which the temporary differences can be utilized. As of December 31, 2023, in Nigeria and certain other jurisdictions that have taxable losses brought forward or arising in the present period, deferred tax assets in respect of those losses are recognized only to the extent they are forecast to be applied against (i) the reversal of taxable temporary differences, or (ii) additional forecast future taxable income.

Results of Operations

The table below shows our consolidated results of operations for the three and six month periods ended June 30, 2024 and 2023:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2024	2023*	2024	2023*
	$’000	$’000	$’000	$’000

Revenue	435,377	546,204	853,121	1,148,732
Cost of sales	(206,710)	(297,096)	(461,000)	(603,784)
Administrative expenses	(83,763)	(100,721)	(250,459)	(198,003)
Net reversal of loss/(net loss allowance) on trade receivables	2,381	(954)	(2,179)	(4,514)
Other income	883	161	1,593	336
Operating income	148,168	147,594	141,076	342,767
Finance income	43,010	8,373	24,376	13,160
Finance costs	(279,156)	(1,369,052)	(1,812,744)	(1,546,019)
Loss before income tax	(87,978)	(1,213,085)	(1,647,292)	(1,190,092)
Income tax expense	(36,336)	(57,241)	(34,272)	(72,459)
Loss for the period	(124,314)	(1,270,326)	(1,681,564)	(1,262,551)

* Revised to reflect an adjustment related to the accounting treatment of foreign exchange on goods in transit in Nigeria (see note 28).

Impact of Nigerian Naira devaluation

In mid-June 2023, the Central Bank of Nigeria implemented steps to unify the Nigerian foreign exchange market by replacing the old regime of multiple exchange rate segments into a single I&E window within which foreign exchange transactions would be determined by market forces and which was subsequently renamed NAFEM in October 2023. The Group uses the USD/NGN rate published by Bloomberg for Group reporting purposes.

As a result of the steps taken by the Central Bank of Nigeria, the Naira devalued 37.3% between the period immediately prior to the announcement and the month end rate as of June 30, 2023, from ₦472.3 to $1.00 as of June 14, 2023, to ₦752.7 to $1.00 as of June 30, 2023. The Naira continued to devalue by a further 17.4% in the second half of 2023 and closed at a rate of ₦911.7 to $1.00 as of December 31, 2023. In January 2024, there was a further significant devaluation of 37.4% in the Naira to ₦1,455.6 to $1.00 as of January 31, 2024, and the Naira closed at a rate of ₦1,393.5 to $1.00 as of March 31, 2024.

During the second quarter of 2024, the Naira devaluation was lower compared to the previous quarter and closed at a rate of ₦1,514.3 to $1.00 as of June 30, 2024, depreciating by 8.0% from March 31, 2024. Due to the Naira devaluation, Revenue and segment Adjusted EBITDA were negatively impacted by $478.1 million and $300.3 million, respectively, in the second quarter of 2024, based on an average rate used of ₦1,391.8 to $1.00 when compared to the average rate of ₦508.0 to $1.00 used in the second quarter of 2023. At the same time, there were contract resets of $319.4 million that partially offset the negative foreign exchange impact on Revenue and fully offset the negative foreign exchange impact on segment Adjusted EBITDA. In addition, the Naira devaluation resulted in an impact on finance costs, specifically related to unrealized foreign exchange losses on financing of $178.5 million in our Nigeria segment in the second quarter of 2024. This is due to the USD denominated internal shareholder loans from Group entities to Nigeria and USD denominated third party debt. As the functional currency of the Nigeria businesses is NGN, these USD balances have been revalued in NGN using the rate as of June 30, 2024, resulting in an increase in unrealized loss on foreign exchange.

Revenue

Our revenue was $435.4 million for the three month period ended June 30, 2024, compared to $546.2 million for the three month period ended June 30, 2023, a decrease of $110.8 million, or 20.3%. Organic revenue increased by $378.6 million, or 69.3%, driven primarily by foreign exchange resets and escalations. Aggregate inorganic revenue growth was $0.5 million, or 0.1%, for the three month period ended June 30, 2024, which related to the sixth stage of the Kuwait Acquisition. The increase in organic growth was more than offset by the non-core impact of negative movements in foreign exchange rates of $490.0 million, or 89.7% of which $478.1 million was due to the devaluation of the NGN.

Our revenue was $853.1 million for the six month period ended June 30, 2024, compared to $1,148.7 million for the six month period ended June 30, 2023, a decrease of $295.6 million, or 25.7%. Organic revenue increased by $592.3 million, or 51.6%, driven primarily by foreign exchange resets and escalations. Aggregate inorganic revenue growth was $1.2 million, or 0.1%, for the six month period ended June 30, 2024, which related to the sixth stage of the Kuwait Acquisition. The increase in organic growth was offset by the non-core impact of negative movements in foreign exchange rates of $889.1 million, or 77.4% of which $870.2 million was due to the devaluation of the NGN.

Refer to the revenue component of the segment results section of this discussion and analysis for further details.

The net increase in Towers is 1,034 year-on-year, resulting in total Towers of 40,332 at June 30, 2024, and primarily resulted from the addition of 1,424 New Sites, 101 Towers from the sixth closing of the Kuwait Acquisition, partially offset by 392 Churned, 55 net divestiture from Latam and 44 decommissioned. We added 1,935 net new Tenants year-on-year, resulting in total Tenants of 60,382 and a Colocation Rate of 1.50x at June 30, 2024. Year-on-year, we added 4,458 Lease Amendments, resulting in total Lease Amendments of 38,692 at June 30, 2024.

Cost of Sales

Our cost of sales were $206.7 million and $461.0 million for the three and six month periods ended June 30, 2024, respectively, compared to $297.1 million and $603.8 million for the three and six month periods ended June 30, 2023, respectively.

The table below shows our cost of sales for the three month and six month periods ended June 30, 2024 and 2023:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2024	2023*	2024	2023*
	$’000	$’000	$’000	$’000

Power generation	90,641	98,642	179,461	213,932
Depreciation	73,814	100,319	147,585	203,973
Amortization	9,639	11,709	19,602	22,963
Tower repairs and maintenance	8,923	29,534	24,502	57,398
Site regulatory permits	7,034	10,237	14,599	21,197
Staff costs	5,910	8,355	12,800	18,145
Impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent	2,883	935	5,943	5,081
Impairment of assets held for sale	2,853	—	2,853	—
Travel costs	1,702	2,734	3,377	6,214
Insurance	1,129	1,247	2,320	2,554
Short-term rental	1,037	2,007	3,631	5,590
Professional fees	460	660	862	1,201
Vehicle maintenance and repairs	454	498	892	1,061
Security services	114	11,308	7,953	24,106
Other	117	18,911	34,620	20,369
	206,710	297,096	461,000	603,784

* Revised to reflect an adjustment related to the accounting treatment of foreign exchange on goods in transit in Nigeria (see note 28).

The decrease in cost of sales of $90.4 million, or 30.4%, in the three month period ended June 30, 2024, compared to the three month period ended June 30, 2023, is primarily due to decreases in depreciation and amortization costs, tower repairs and maintenance costs, security services costs, power generation costs and site regulatory permits costs.

Aggregate depreciation and amortization decreased by $28.6 million in the three month period ended June 30, 2024, compared to the three month period ended June 30, 2023, primarily driven from a decrease in Nigeria’s segment asset base.

Tower repairs and maintenance costs decreased by $20.6 million in the three month period ended June 30, 2024, compared to the three month period ended June 30, 2023, primarily driven by lower costs in our SSA segment due to unwinding of the power managed service agreement and local currency devaluation in our Nigeria segment.

Costs for security services decreased by $11.2 million in the three month period ended June 30, 2024, compared to the three month period ended June 30, 2023, primarily driven by lower costs in our SSA segment due to unwinding of the power managed service agreement. The decrease was also driven by lower costs in our Nigeria segment, solely due to the Naira devaluation discussed above, even though the underlying local costs increased.

Power generation costs decreased by $8.0 million in the three month period ended June 30, 2024, compared to the three month period ended June 30, 2023, of which $5.8 million of the decrease related to diesel costs and $2.2 million of the decrease related to electricity costs. The decrease in diesel costs was primarily driven by our SSA segment where there was a year-on-year decrease in the diesel price per liter in U.S. Dollars of 0.5% and an overall consumption decrease of 12.4%.

Costs for site regulatory permits decreased by $3.2 million in the three month period ended June 30, 2024, compared to the three month period ended June 30, 2023, primarily driven by lower costs in our Nigeria segment, solely due to the Naira devaluation discussed above, even though the underlying local costs increased.

Remaining cost of sales line items decreased by $18.8 million in the three month period ended June 30, 2024, compared to the three month period ended June 30, 2023. This was driven by a decrease in net foreign exchange losses on cost of sales, from net foreign exchange gains of $1.9 million in the three month period ended June 30, 2024, compared to $16.9 million in net foreign exchange losses on cost of sales in the three month period ended June 30, 2023, primarily driven by our Nigeria segment.

The decrease in cost of sales of $142.8 million, or 23.6%, in the six month period ended June 30, 2024, compared to the six month period ended June 30, 2023, is primarily due to decreases in depreciation and amortization costs, power generation costs, tower repairs and maintenance costs and security services costs.

Aggregate depreciation and amortization decreased by $59.7 million in the six month period ended June 30, 2024, compared to the six month period ended June 30, 2023, primarily driven from a decrease in Nigeria’s segment asset base.

Power generation costs decreased by $34.5 million in the six month period ended June 30, 2024, compared to the six month period ended June 30, 2023, of which $37.2 million of the decrease related to diesel costs partially offset by $2.7 million related to electricity costs. The year-on-year decrease in diesel costs was primarily driven by our Nigeria segment where there was a decrease in the diesel price per liter in U.S. Dollars of 21.4% and a decrease in our SSA segment where there is an overall consumption decrease of 19.2%.

Tower repairs and maintenance costs decreased by $32.9 million in the six month period ended June 30, 2024, compared to the six month period ended June 30, 2023, primarily driven by lower costs in our Nigeria segment, solely due to the Naira devaluation discussed above, even though the underlying local costs increased.

Costs for security services decreased by $16.2 million in the six month period ended June 30, 2024, compared to the six month period ended June 30, 2023, primarily driven by lower costs in our SSA segment due to unwinding of the power management service agreement. The decrease was also driven by lower costs in our Nigeria segment, solely due to the Naira devaluation discussed above, even though the underlying local costs increased.

Remaining cost of sales line items increased by $0.5 million in the six month period ended June 30, 2024, compared to the six month period ended June 30, 2023.

Gross margins

The gross margin improved by 6.9 percentage points, to 52.5% for the three month period ended June 30, 2024, compared to 45.6% for the three month period ended June 30, 2023, resulting from a decrease in revenue of 20.3% discussed above, alongside a decrease in cost of sales of 30.4%.

The gross margin declined by 1.5 percentage points, to 45.9% for the six month period ended June 30, 2024, compared to 47.4% for the six month period ended June 30, 2023, resulting from a decrease in revenue of 25.7% discussed above, alongside a decrease in cost of sales of 23.6%.

Administrative Expenses

Our administrative expenses were $83.8 million and $250.5 million for the three and six month periods ended June 30, 2024, respectively, compared to $100.7 million and $198.0 million for the three and six month periods ended June 30, 2023.

The table below shows our administrative expenses for the three month and six month periods ended June 30, 2024 and 2023:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2024	2023	2024	2023
	$’000	$’000	$’000	$’000

Staff costs	35,550	38,725	65,618	76,555
Professional fees	14,544	15,742	27,094	29,403
Facilities, short-term rental and upkeep	8,110	10,033	16,540	21,188
Key management compensation	5,828	4,033	9,839	8,240
Share‑based payment expense	4,885	3,628	8,066	6,917
Travel costs	3,115	3,534	5,998	6,678
Impairment of withholding tax receivables	2,756	13,349	10,972	24,604
Depreciation	2,622	3,058	5,417	5,718
Amortization	1,091	1,408	2,128	2,796
Operating taxes	220	36	669	116
Business combination costs	148	27	380	1,486
Impairment of other fixed assets	31	—	31	—
Impairment of goodwill	—	—	87,894	—
Net (gain)/loss on disposal of property, plant and equipment	(1,919)	168	(2,292)	(566)
Other	6,782	6,980	12,105	14,868
	83,763	100,721	250,459	198,003

Administrative expenses for the three month period ended June 30, 2024, decreased by $17.0 million, or 16.8%, which was primarily due to a decrease in impairment of withholding tax receivables and facilities, short-term rental and upkeep costs. The decrease was also due to a net gain on disposal of property, plant and equipment for the three month period ended June 30, 2024, compared to a loss for the three month period ended June 30, 2023.

Impairment of withholding tax receivables decreased by $10.6 million to $2.8 million in the three month period ended June 30, 2024, from $13.3 million for the three month period ended June 30, 2023, due to our Nigeria segment. The withholding tax receivable is utilized against tax liabilities, however due to the consistent retained losses within our Nigeria segment for the past period the excess to cover the tax liabilities have been fully impaired.

Facilities, short-term rental and upkeep costs decreased by $1.9 million to $8.1 million for the three month period ended June 30, 2024, from $10.0 million for the three month period ended June 30, 2023, mainly driven by a decrease in repairs and maintenance in our SSA and Nigeria segment.

A net gain on disposal of property, plant and equipment of $1.9 million was made in the three month period ended June 30, 2024, compared to a $0.2 million net loss on disposal of property, plant and equipment for the three month period ended June 30, 2023, representing a net positive movement of $2.1 million primarily due to our SSA segment.

Administrative expenses for the six month period ended June 30, 2024, increased by $52.5 million, or 26.5%, which was primarily due to an increase in impairment of goodwill, mainly offset by a decrease in impairment of withholding tax receivables, staff costs (including key management compensation) and short-term rental and upkeep costs.

Impairment of goodwill increased by $87.9 million for the six month period ended June 30, 2024, compared to the six month period ended June 30, 2023, driven by our Latam segment. Due to the restructuring of our customer Oi in Brazil, as well as the disposal of our Peru business which closed on April 30, 2024, an impairment of $87.9 million was recognized in the IHS Latam tower businesses group of CGUs to reduce the carrying amount of the IHS Latam tower businesses group of CGUs to its recoverable amount.

Impairment of withholding tax receivables decreased by $13.6 million to $11.0 million in the six month period ended June 30, 2024, from $24.6 million for the six month period ended June 30, 2023, due to our Nigeria segment.

Staff costs, including key management compensation, decreased by $9.3 million to $75.5 million in the six month period ended June 30, 2024, from $84.8 million for the six month period ended June 30, 2023. The decrease was primarily driven by a reduction in employee tax provision and staff headcount.

Facilities, short-term rental and upkeep costs decreased by $4.6 million to $16.5 million for the six month period ended June 30, 2024, from $21.2 million for the six month period ended June 30, 2023, mainly driven by a decrease in repairs and maintenance in our SSA and Nigeria segment.

Loss Allowance on Trade Receivables

We had a net reversal on trade receivables of $2.4 million for the three month period ended June 30, 2024, compared to a loss allowance on trade receivables of $1.0 million for the three month period ended June 30, 2023, a year-on-year favorable movement of $3.4 million.

We had a loss allowance on trade receivables of $2.2 million for the six month period ended June 30, 2024, compared to $4.5 million for the six month period ended June 30, 2023, a year-on-year favorable movement of $2.3 million.

Net Finance Income/Costs

Our net finance costs were $236.1 million and $1,788.4 million for the three and six month periods ended June 30, 2024, respectively, compared to $1,360.7 million and $1,532.9 million for the three and six month periods ended June 30, 2023.

The table below shows our net finance costs for the three month and six month periods ended June 30, 2024 and 2023:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2024	2023*	2024	2023*
	$’000	$’000	$’000	$’000

Net foreign exchange gain arising from derivative instruments - unrealized	30,640	—	5,678	—
Net foreign exchange gain arising from financing - realized	4,461	—	—	—
Fair value gain on embedded options and interest rate caps	4,039	2,874	10,864	1,163
Interest income - bank deposits	3,853	5,079	7,834	11,577
Net foreign exchange gain arising from derivative instruments - realized	17	420	—	420
	43,010	8,373	24,376	13,160

Net foreign exchange loss arising from financing - unrealized*	169,693	1,126,709	1,543,432	1,153,410
Interest expenses - third party loans	78,632	90,407	171,922	174,991
Interest and finance charges paid/payable for lease liabilities	18,390	16,307	34,108	31,202
Interest expense - withholding tax paid on bond interest	7,146	6,741	7,146	6,741
Fees on loans and financial derivatives	3,056	2,490	7,917	5,933
Unwinding of discount on decommissioning liability	2,239	2,320	4,538	4,581
Net foreign exchange loss on derivative instruments - realized	—	—	20,354	—
Net foreign exchange loss on derivative instruments - unrealized	—	62,439	—	62,109
Net foreign exchange loss arising from financing - realized	—	61,639	23,327	107,052
	279,156	1,369,052	1,812,744	1,546,019
Net finance costs	236,146	1,360,679	1,788,368	1,532,859

* Revised to reflect an adjustment related to the accounting treatment of foreign exchange on goods in transit in Nigeria (see note 28).

Foreign exchange movements arise on commercial bank loans, intercompany loans and letters of credit denominated in U.S. dollars at the subsidiary level as a result of loan revaluations in local functional currency at period ends. They also arise on commercial bank loans and intercompany loans denominated in foreign currency at the group level as a result of loan revaluations in local functional currency at period ends.

Net finance costs decreased by $1,124.5 million in the three month period ended June 30, 2024, compared to the three month period ended June 30, 2023, primarily due to a decrease in net foreign exchange losses arising from financing (realized and unrealized) which was due to movements in NGN being relatively lower during the three month period ended June 30, 2024, compared to the three month period ended June 30, 2023. The decrease in net finance costs was also due to net foreign exchange gains on derivative instruments (realized and unrealized) in the three month period ended June 30, 2024, compared to net foreign exchange losses (realized and unrealized) in the three month period ended June 30, 2023.

The net foreign exchange loss from financing (realized and unrealized) was $165.2 million for the three month period ended June 30, 2024, compared to a net foreign exchange loss arising from financing (realized and unrealized) of $1,188.3 million in the three month period ended June 30, 2023. This resulted in a significant year-on-year decrease in net foreign exchange loss arising from financing (realized and unrealized) of $1,023.1 million, primarily due to the NGN movements discussed above.

The net foreign exchange gain on derivative instruments (realized and unrealized) was $30.7 million for the three month period ended June 30, 2024, compared to a net foreign exchange loss on derivative instruments (realized and unrealized) of $62.0 million in the three month period ended June 30, 2023. This resulted in the net foreign exchange loss on derivative instruments (realized and unrealized) becoming a net foreign exchange gain on derivative instruments (realized and unrealized), with a favorable movement of $92.7 million, primarily due to gains made as a result of the contractual rate resets on the NGN foreign exchange swaps.

Interest expense on third party loans decreased by $11.8 million in the three month period ended June 30, 2024, compared to the three month period ended June 30, 2023. The decrease was primarily due to higher interest incurred during the three month period ended June 30, 2023, on additional drawdowns on the IHS SA Facility, the Nigeria 2023 Term Loan, the IHS Holding 2022 Term Loan and the I-Systems Facility. This was despite the interest incurred during the three month period ended June 30, 2024, on new loans such as the IHS Holding 2024 Term Facility and IHS Brasil Debentures, as well as interest incurred on additional drawdowns on the Nigeria 2023 Term Loan and Nigeria 2023 RCF.

Net finance costs increased by $255.5 million in the six month period ended June 30, 2024, compared to the six month period ended June 30, 2023, primarily due to an increase in net foreign exchange losses arising from financing (realized and unrealized). The increase in net finance costs was partially offset by a decrease in net foreign exchange losses on derivative instruments (realized and unrealized) in the six month period ended June 30, 2024, compared to the six month period ended June 30, 2023.

The net foreign exchange loss arising from financing (realized and unrealized) was $1,566.8 million for the six month period ended June 30, 2024, compared to a net foreign exchange loss arising from financing (realized and unrealized) of $1,260.5 million in the six month period ended June 30, 2023. This resulted in a year-on-year increase in net foreign exchange loss arising from financing (realized and unrealized) of $306.3 million, primarily due to the significant NGN devaluation in the three month period ended June 30, 2023.

The net foreign exchange loss on derivative instruments (realized and unrealized) was $14.7 million for the six month period ended June 30, 2024, compared to a net foreign exchange loss on derivative instruments (realized and unrealized) of $61.7 million in the six month period ended June 30, 2023. This resulted in a year-on-year reduction in net foreign exchange loss on derivative instruments (realized and unrealized) of $47.0 million, primarily due to the gains on contractual rate resets discussed above.

Interest expense on third party loans decreased by $3.1 million in the six month period ended June 30, 2024, compared to the six month period ended June 30, 2023. The decrease was primarily due to the reasons discussed above.

Income Tax (Benefit)/Expense

Our current income tax expense was $38.0 million and $42.6 million for the three and six month periods ended June 30, 2024, respectively, compared to $27.6 million and $62.9 million for the three and six month periods ended June 30, 2023, respectively.

We had a deferred income tax benefit of $1.7 million and $8.4 million for the three and six month periods ended June 30, 2024, respectively, compared to a deferred income tax expense of $29.6 million and $9.5 million for the three and six month periods ended June 30, 2023, respectively.

The table below shows our income tax expense for the three months and six months ended June 30, 2024 and 2023:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2024	2023	2024	2023
	$’000	$’000	$’000	$’000

Current taxes	38,006	27,609	42,636	62,917
Deferred income taxes	(1,670)	29,632	(8,364)	9,542
Total taxes	36,336	57,241	34,272	72,459

The year-on-year increase in current income tax expense for the three month period ended June 30, 2024, of $10.4 million, resulted in a current tax expense of $38.0 million for the three month period ended June 30, 2024, compared to a current tax expense of $27.6 million for the three month period ended June 30, 2023. The increase was primarily due to increases in our Group Entities segment of $9.9 million.

The year-on-year decrease of $31.3 million in deferred tax expense, resulted in a deferred tax benefit of $1.7 million for the three month period ended June 30, 2024, compared to a deferred tax expense of $29.6 million for the three month period ended June 30, 2023. The decrease was primarily due to decrease in deferred tax benefits in our Latam segment of $35.7 million, partially offset by $2.8 million in our Nigeria segment.

The year-on-year decrease in current income tax expense for the six month period ended June 30, 2024, of $20.3 million, resulted in a current tax expense of $42.6 million for the six month period ended June 30, 2024, compared to a current tax expense of $62.9 million for the six month period ended June 30, 2023. The decrease was primarily due to decreases in our Nigeria segment of $21.8 million, partially offset by $2.1 million in our SSA segment.

The year-on-year decrease of $17.9 million in deferred tax expense, resulted in a deferred tax benefit of $8.4 million for the six month period ended June 30, 2024, compared to a deferred tax expense of $9.5 million for the six month period ended June 30, 2023. The decrease was primarily due to decrease in deferred tax benefits in our Latam segments of $25.9 million, offset by our Nigeria segment and other entities of $5.4 million and $2.8 million, respectively.

Loss for the period

Loss for the period was $124.3 million for the three month period ended June 30, 2024, compared to a loss of $1,270.3 million for the three month period ended June 30, 2023. The reduced loss for the period is primarily due to a significant decrease in finance costs of $1,089.9 million due to the Naira devaluation discussed above and the Naira devaluation being relatively lower during the three month period June 30, 2024, compared to the three month period ended June 30, 2023, and an increase in finance income due to unrealized net foreign exchange gains from derivative instruments of $30.6 million. These are coupled with the decrease in revenue discussed above, partially offset by decreases in cost of sales and administrative expenses of $90.4 million and $17.0 million, respectively.

Loss for the period was $1,681.6 million for the six month period ended June 30, 2024, compared to a loss of $1,262.6 million for the six month period ended June 30, 2023. The increase in loss for the period reflects the significant impact of an increase in net finance costs, specifically related to realized and unrealized exchange losses on financing. This is driven by the significant devaluation of the NGN in the three months ended March 30, 2024, as a result of the USD denominated historic shareholder loans from Group entities to Nigeria and USD denominated third party debt. As the functional currency of our Nigeria businesses is NGN, these USD balances have been revalued in NGN, resulting in the significant unrealized loss on foreign exchange.

Segment Results

Revenue

Revenue for each of our reportable segments was as follows for the three month and six month periods ended June 30, 2024 and 2023:

	Three months ended
	June 30,	June 30,
	2024	2023	Change	Change
	$'000	$'000	$'000%

Nigeria	269,572	364,592	(95,020)	(26.1)%
SSA	108,215	123,393	(15,178)	(12.3)%
Latam	46,464	48,344	(1,880)	(3.9)%
MENA	11,126	9,875	1,251	12.7%
Total revenue	435,377	546,204	(110,827)	(20.3)%

	Six months ended
	June 30,	June 30,
	2024	2023	Change	Change
	$'000	$'000	$'000%

Nigeria	497,306	789,570	(292,264)	(37.0)%
SSA	239,530	245,553	(6,023)	(2.5)%
Latam	94,237	93,993	244	0.3%
MENA	22,048	19,616	2,432	12.4%
Total revenue	853,121	1,148,732	(295,611)	(25.7)%

Nigeria

Revenue for our Nigeria segment decreased by $95.0 million, or 26.1%, to $269.6 million for the three month period ended June 30, 2024, compared to $364.6 million for the three month period ended June 30, 2023. Organic revenue increased by $383.1 million, or 105.1%, driven primarily by foreign exchange resets and diesel prices. The decrease in revenue was primarily driven by the non-core impact of negative movements in foreign exchange rates of $478.1 million, or 131.1%.

Revenue for our Nigeria segment decreased by $292.3 million, or 37.0%, to $497.3 million for the six month period ended June 30, 2024, compared to $789.6 million for the six month period ended June 30, 2023. Organic revenue increased by $578.0 million, or 73.2%, driven primarily by foreign exchange resets and diesel prices. The decrease in revenue was primarily driven by the non-core impact of negative movements in foreign exchange rates of $870.2 million, or 110.2%.

Year-on-year, within our Nigeria segment, Tenants increased by 398, including 578 from Colocation and 114 from New Sites, partially offset by 294 Churned, while Lease Amendments increased by 2,211.

SSA

Revenue for our SSA segment decreased by $15.2 million, or 12.3%, to $108.2 million for the three month period ended June 30, 2024, compared to $123.4 million for the three month period ended June 30, 2023. Organic revenue decreased by $5.8 million, or 4.7%, driven primarily by the unwind of the MTN South Africa power managed services agreement partially offset by escalations and foreign exchange resets. The decrease in revenue was primarily driven by the non-core impact of negative movements in foreign exchange rates of $9.4 million, or 7.6%.

Revenue for our SSA segment decreased by $6.0 million, or 2.5%, to $239.5 million for the six month period ended June 30, 2024, compared to $245.6 million for the six month period ended June 30, 2023. Organic revenue increased by $12.6 million, or 5.1%, driven primarily by escalations and foreign exchange resets partially offset by the unwind of the MTN South

Africa power managed services agreement. The decrease in revenue was primarily driven by the non-core impact of negative movements in foreign exchange rates of $18.6 million, or 7.6%.

Year-on-year, within our SSA segment, Tenants increased by 738, including 487 from Colocation, 199 from New Sites and 52 from the reintegration of previously lost tenancies more than offsetting Churn, while Lease Amendments increased by 2,106.

Latam

Revenue for our Latam segment decreased by $1.9 million, or 3.9%, to $46.5 million for the three month period ended June 30, 2024, compared to $48.3 million for the three month period ended June 30, 2023. The decrease in revenue was driven by the non-core impact of negative movements in foreign exchange rates of $2.5 million, or 5.1%, partially offset by organic revenue growth of $0.7 million, or 1.5%. Organic revenue grew despite a $5.3 million reduction in revenues from our customer Oi S.A. (“Oi”) in Brazil as a result of their judicial recovery proceedings.

Revenue for our Latam segment increased by $0.2 million, or 0.3%, to $94.2 million for the six month period ended June 30, 2024, compared to $94.0 million for the six month period ended June 30, 2023. Organic revenue increased by $0.5 million, or 0.6%, driven primarily by fiber and New Sites, partially offset by lower revenues of $10.5 million from Oi.

Year-on-year, within our Latam segment, Tenants increased by 661, including 927 from New Sites and 215 from Colocation, partially offset by 424 Churned and 57 in net divestiture, primarily due to the disposal of Peru, while Lease Amendments increased by 127.

MENA

Revenue for our MENA segment increased by $1.3 million, or 12.7%, to $11.1 million for the three month period June 30, 2024, compared to $9.9 million for the three month period ended June 30, 2023. Organic revenue increased by $0.6 million, or 6.4%, driven primarily by New Sites and escalations and grew inorganically in the period by $0.6 million, or 6.4%, driven primarily by the sixth stage of the Kuwait Acquisition.

Revenue for our MENA segment increased by $2.4 million, or 12.4%, to $22.0 million for the six month period June 30, 2024, compared to $19.6 million for the six month period ended June 30, 2023. Organic revenue increased by $1.2 million, or 6.2%, driven primarily by New Sites and escalations and grew inorganically in the period by $1.3 million, or 6.5%, driven primarily by the sixth stage of the Kuwait Acquisition.

Year-on-year, within our MENA segment, Tenants increased by 138, including 109 from tenant acquisition and 36 from New Sites, partially offset by 7 Churned, while Lease Amendments increased by 14.

Segment Adjusted EBITDA

Segment Adjusted EBITDA, our key profitability measure used to assess the performance of our reportable segments, for each of our reportable segments was as follows for the three month and six month periods ended June 30, 2024 and 2023:

	Three months ended
	June 30,	June 30,
	2024	2023*	Change	Change
	$'000	$'000	$'000%

Nigeria	171,391	219,445	(48,054)	(21.9)%
SSA	76,456	62,933	13,523	21.5%
Latam	33,279	35,330	(2,051)	(5.8)%
MENA	6,167	5,384	783	14.5%
Unallocated corporate expenses(a)	(36,445)	(38,385)	1,940	5.1%
Total Adjusted EBITDA	250,848	284,707	(33,859)	(11.9)%

	Six months ended
	June 30,	June 30,
	2024	2023*	Change	Change
	$'000	$'000	$'000%

Nigeria	274,260	491,324	(217,064)	(44.2)%
SSA	146,108	128,417	17,691	13.8%
Latam	67,124	66,502	622	0.9%
MENA	12,239	9,050	3,189	35.2%
Unallocated corporate expenses(a)	(63,724)	(75,042)	11,318	15.1%
Total Adjusted EBITDA	436,007	620,251	(184,244)	(29.7)%

* Revised to reflect an adjustment related to the accounting treatment of foreign exchange on goods in transit in Nigeria (see note 28).

a) Unallocated corporate expenses primarily consist of costs associated with centralized Group functions including Group executive, legal, finance, tax and treasury services.

Nigeria

Segment Adjusted EBITDA was $171.4 million for the three month period ended June 30, 2024, compared to $219.4 million for the three month period ended June 30, 2023, a decrease of $48.1 million, or 21.9%. The decrease in segment Adjusted EBITDA primarily reflects the decrease in revenue discussed above, partially offset by a reduction in cost of sales. This reduction in cost of sales was primarily driven by a decrease in tower repairs and maintenance costs of $9.7 million due to the movements in foreign exchange rates discussed above. It was also driven by a reduction in the USD equivalent amounts for security services costs, regulatory permits costs and staff costs of $3.0 million, $3.0 million and $2.4 million, respectively, solely due to the Naira devaluation discussed above, even though the underlying local costs increased during the period. The $18.1 million reduction in other cost of sales primarily relates to the foreign exchange losses on goods in transit in Nigeria during the three month period ended June 30, 2023.

Segment Adjusted EBITDA was $274.2 million for the six month period ended June 30, 2024, compared to $491.3 million for the six month period ended June 30, 2023, a decrease of $217.1 million, or 44.2%. The decrease in segment Adjusted EBITDA primarily reflects the decrease in revenue discussed above, partially offset by a reduction in cost of sales. This reduction in cost of sales was primarily driven by a decrease in tower repairs and maintenance costs of $21.1 million due to the movements in foreign exchange rates discussed above. It was also driven by a reduction in the USD equivalent amounts by lower diesel pricing and consumption, security services costs and regulatory permits costs of $32.3, $7.1 million and $6.3 million, respectively, solely due to the Naira devaluation discussed above, even though the underlying local costs increased during the period.

SSA

Segment Adjusted EBITDA was $76.5 million for the three month period ended June 30, 2024, compared to $62.9 million for the three month period ended June 30, 2023, an increase of $13.5 million, or 21.5%. The increase in segment Adjusted EBITDA primarily reflects a decrease in cost of sales of $27.4 million driven by tower repairs and maintenance costs, security services costs and power generation costs of $11.3 million, $8.2 million and $7.7 million, respectively, primarily due to the unwind agreement with MTN South Africa discussed above. This was partially offset by the decrease in revenue discussed above.

Segment Adjusted EBITDA was $146.1 million for the six month period ended June 30, 2024, compared to $128.4 million for the six month period ended June 30, 2023, an increase of $17.7 million, or 13.8%. The increase in segment Adjusted EBITDA primarily reflects a decrease in cost of sales of $22.7 million driven primarily by tower repairs and maintenance costs and security services costs of $12.6 million and $9.1 million, respectively, primarily due to the unwind agreement with MTN South Africa discussed above. This was partially offset by the decrease in revenue discussed above.

Latam

Segment Adjusted EBITDA was $33.3 million for the three month period ended June 30, 2024, compared to $35.3 million for the three month period ended June 30, 2023, a decrease of $2.1 million, or 5.8%. The decrease in segment Adjusted EBITDA primarily reflects the decrease in revenue discussed above, and an increase in power generation costs and tower repair and maintenance costs of $1.2 million and $0.4 million, respectively, partially offset by a decrease in site rental costs of $1.5 million.

Segment Adjusted EBITDA was $67.1 million for the six month period ended June 30, 2024, compared to $66.5 million for the six month period ended June 30, 2023, an increase of $0.6 million, or 0.9%. The increase in segment Adjusted EBITDA primarily reflects the increase in revenue discussed above, as well as a decrease in cost of sales.

MENA

Segment Adjusted EBITDA was $6.2 million for the three month period ended June 30, 2024, compared to $5.4 million for the three month period June 30, 2023, an increase of $0.8 million, or 14.5%. The increase in segment Adjusted EBITDA primarily reflects the increase in revenue discussed above.

Segment Adjusted EBITDA was $12.2 million for the six month period ended June 30, 2024, compared to $9.1 million for the six month period June 30, 2023, an increase of $3.2 million, or 35.2%. The increase in segment Adjusted EBITDA primarily reflects the increase in revenue discussed above, as well as a decrease in cost of sales.

Capital Expenditure

Capital expenditure for each of our reportable segments was as follows for the three month and six month periods ended June 30, 2024 and 2023:

	Three months ended
	June 30,	June 30,
	2024	2023		Change	Change
	$'000	$'000		$'000%

Latam	(25,948)	(46,707)		20,759	(44.4)%
Nigeria	(23,936)	(130,173)	*	106,237	(81.6)%
SSA	(3,343)	(22,175)		18,832	(84.9)%
MENA	(298)	(2,014)		1,716	(85.2)%
Other	(142)	(866)		724	(83.6)%
Total capital expenditure	(53,667)	(201,935)		148,268	(73.4)%

	Six months ended
	June 30,	June 30,
	2024	2023		Change	Change
	$'000	$'000		$'000%

Latam	(60,401)	(79,994)		19,593	(24.5)%
Nigeria	(35,835)	(218,740)	*	182,905	(83.6)%
SSA	(9,773)	(51,103)		41,330	(80.9)%
MENA	(425)	(3,335)		2,910	(87.3)%
Other	(379)	(1,365)		986	(72.2)%
Total capital expenditure	(106,813)	(354,537)		247,724	(69.9)%

* Revised to reflect an adjustment related to the accounting treatment of foreign exchange on goods in transit in Nigeria (see note 28).

Latam

Capital expenditure for our Latam segment was $25.9 million for the three month period ended June 30, 2024, compared to $46.7 million for the three month period ended June 30, 2023, a decrease of $20.8 million, or 44.4%. The decrease was primarily driven by decreases related to New Sites capital expenditure, fiber business capital expenditure, purchase of land for new or existing sites and corporate capital expenditure of $8.4 million, $7.5 million, $2.6 million and $1.8 million, respectively.

Capital expenditure for our Latam segment was $60.4 million for the six month period ended June 30, 2024, compared to $80.0 million for the six month period ended June 30, 2023, a decrease of $19.6 million, or 24.5%. The decrease was primarily driven by decreases related to fiber business capital expenditure and corporate capital expenditure of $13.6 million and $3.9 million, respectively.

Nigeria

Capital expenditure for our Nigeria segment was $23.9 million for the three month period ended June 30, 2024, compared to $130.2 million for the three month period ended June 30, 2023, a decrease of $106.2 million, or 81.6%. The decrease was primarily driven by decreases of $41.0 million related to Project Green capital expenditure, $27.0 million related to maintenance capital expenditure, $20.5 million related to augmentation capital expenditure and $14.5 million related to fiber business capital expenditure.

Capital expenditure for our Nigeria segment was $35.8 million for the six month period ended June 30, 2024, compared to $218.7 million for the six month period ended June 30, 2023, a decrease of $182.9 million, or 83.6%. The decrease was primarily driven by decreases of $76.0 million related to Project Green capital expenditure, $56.9 million related to maintenance capital expenditure, $27.0 million related to augmentation capital expenditure and $15.5 million related to fiber business capital expenditure.

SSA

Capital expenditure for our SSA segment was $3.3 million for the three month period ended June 30, 2024, compared to $22.2 million for the three month period ended June 30, 2023, a decrease of $18.8 million, or 84.9%. The decrease was primarily driven by decreases of $6.6 million in refurbishment capital expenditure, $5.6 million related to New Site capital expenditure, $5.4 million in corporate capital expenditure and $2.5 million in maintenance capital expenditure.

Capital expenditure for our SSA segment was $9.8 million for the six month period ended June 30, 2024, compared to $51.1 million for the six month period ended June 30, 2023, a decrease of $41.3 million, or 80.9%. The decrease was primarily driven by decreases of $19.7 million in refurbishment capital expenditure, $8.7 million related to corporate capital expenditure, $7.8 million related to maintenance capital expenditure and $7.3 million in New Sites capital expenditure.

MENA

Capital expenditure for our MENA segment was $0.3 million for the three month period ended June 30, 2024, compared to $2.0 million for the three month period ended June 30, 2023, a decrease of $1.7 million, or 85.2%. The decrease was primarily due to a decrease in New Sites capital expenditure, other capital expenditure and maintenance capital expenditure of $0.8 million, $0.6 million and $0.2 million, respectively.

Capital expenditure for our MENA segment was $0.4 million for the six month period ended June 30, 2024, compared to $3.3 million for the six month period ended June 30, 2023, a decrease of $2.9 million, or 87.3%. The decrease was primarily due to a decrease in New Sites capital expenditure, other capital expenditure and refurbishment capital expenditure of $1.5 million, $0.8 million and $0.3 million, respectively.

Liquidity and Capital Resources

Overview

We generally fund our operations, which include operating expenses and debt service requirements (principal and interest payments), through cash flow from operating activities. We have historically funded acquisitions and other investments in our business, including large scale New Site construction and site improvements, from a combination of external equity raised from shareholders, long-term debt financings and internally generated cash from operations. External equity funding was raised at the IHS Holding Limited level, where it was held in U.S. dollars until required by operating subsidiaries or for acquisitions. As and when operating subsidiaries required these funds, the funding was allocated typically through intercompany loans to those subsidiaries. The proportion of intercompany loans to equity is unique to each operation and determined by commercial funding requirements, local taxation and corporate legislation.

As of June 30, 2024, we had $772.7 million of total liquidity, which was equal to our unrestricted cash and cash equivalents of $445.7 million, availability under the IHS Holding RCF of $300.0 million, and approximately $27.0 million of availability under the Nigeria RCF and other loan facilities within the Group collectively (see “— Indebtedness” for more information). Our centralized treasury team supervises our cash management. Our cash and cash equivalents are generated within our operating subsidiaries and held either locally or up-streamed to IHS Holding Limited (or intermediaries thereof). As a holding company, our only source of cash to pay our obligations will be distributions with respect to our ownership interests in our subsidiaries or repayment of intercompany loans from (i) the net earnings and cash flow generated by these subsidiaries and (ii) any excess funds from the refinancing of operating company debt financings.

We believe that our available liquidity and cash from operations will be sufficient to satisfy our operating expenses, debt service, capital expenditure requirements and organic growth strategies for a period of at least 12 months from the date of issuance of these results. However, our ability to satisfy our operating expenses, debt service, capital requirements and growth strategies will depend on our future performance, which is subject to general economic, financial, competitive, regulatory and other factors, including those described in the “Risk Factors” section of our Annual Report. If we are unable to generate sufficient cash flow from operating activities in the future, we may have to obtain additional financing. If we obtain additional capital by issuing equity, the current interests of our existing shareholders will be diluted. If we incur additional indebtedness, that indebtedness may contain significant financial and other covenants that may significantly restrict our operations. There can be no assurance that such financing will be available to us on commercially reasonable terms or at all.

Additionally, we continuously review our capital structure as well as our funding and maturity profile. As part of this review, we regularly explore opportunities in the global capital markets to try to optimize our funding profile and our mix of funding sources, as well as to try to ensure that we are well positioned to avail ourselves of any refinancing or other opportunities, including for our 2026 and 2027 Notes and our other facilities. We may also, from time to time, consider debt and/or equity repurchase programs, whether in the open market or otherwise, subject to market conditions. To date, the Company has repurchased 1,878,657 shares for $10 million under its $50.0 million stock repurchase plan. All shares repurchased were canceled.

Statements of cash flows

	Three months ended			Six months ended
	June 30,	June 30,		June 30,	June 30,
	2024	2023		2024	2023
	$’000	$’000		$’000	$’000

Net cash generated from operating activities	134,685	238,608	*	210,530	473,898	*
Net cash (used in)/generated from investing activities	(58,427)	(256,869)		52,037	(445,118)
Net cash generated from/(used in) financing activities	31,698	20,748		(51,610)	17,146
Net increase in cash and cash equivalents	107,956	2,487		210,957	45,926
Cash and cash equivalents at beginning of period	333,203	515,589		293,823	514,078
Effect of movements in exchange rates on cash	4,554	(85,028)		(59,067)	(126,956)
Cash and cash equivalents at end of period	445,713	433,048		445,713	433,048

* Revised to reflect an adjustment related to the accounting treatment of foreign exchange on goods in transit in Nigeria (see note 28).

Net cash generated from operating activities

Net cash generated from operating activities decreased by $103.9 million year-on-year in the three month period ended June 30, 2024, to $134.7 million, from $238.6 million in the three month period ended June 30, 2023. The year-on-year decrease was primarily due to a decrease in cash from operations of $107.5 million as a result of the reduction in working capital and operating income of $68.9 million and $38.6 million, respectively.

Net cash generated from operating activities decreased by $263.4 million year-on-year in the six month period ended June 30, 2024, to $210.5 million, from $473.9 million in the six month period ended June 30, 2023. The year-on-year decrease was primarily due to a decrease in cash from operations of $266.5 million as a result of the reduction in operating income and working capital of $187.2 million and $79.3 million, respectively.

Net cash (used in)/generated from investing activities

Net cash used in investing activities decreased by $198.4 million, to $58.4 million in the three month period ended June 30, 2024, from $256.9 million in the three month period ended June 30, 2023, primarily due to a decrease in capital expenditure for property, plant and equipment (including advance payments) of $130.5 million and an increase in net short-term deposits of $56.6 million.

Net cash generated from investing activities was $52.0 million in the six month period ended June 30, 2024, compared to net cash used in investing activities of $445.1 million in the six month period ended June 30, 2023. The year-on-year positive movement of $497.2 million is primarily due to an increase in net short-term deposits of $276.2 million and a decrease in capital expenditure for property, plant and equipment (including advance payments) of $206.3 million.

Net cash generated from/(used in) used in financing activities

Net cash from financing activities increased by $11.0 million, to $31.7 million in the three month period ended June 30, 2024, from $20.7 million in the three month period ended June 30, 2023. The year-on-year increase in cash outflow is primarily due to decreases in net loan principal receipts to third parties of $16.5 million offset by a decrease in interest paid on third party loans of $8.2 million.

Net cash used in financing activities was $51.6 million in the six month period ended June 30, 2024, compared to net cash generated from financing activities of $17.1 million in the six month period ended June 30, 2023. The year-on-year negative movement of $68.7 million is primarily due to increases in net loan principal repayments to third parties of $35.6 million and cash outflows related to net losses settled on derivative instruments increased by $20.4 million.

Indebtedness

Approximate U.S. dollar equivalent values for non-USD denominated facilities stated below are translated from the currency of the debt at the relevant exchange rates on June 30, 2024.

IHS Holding (2020) Revolving Credit Facility

IHS Holding Limited is party to a $300.0 million revolving credit facility agreement, originally entered into in March 2020 (as amended and/or restated from time to time, including pursuant to an amendment and restatement agreement entered into in June 2021 and November 2023) (the “IHS Holding RCF”) and entered into between, amongst others, IHS Holding Limited as borrower, IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Towers NG Limited, IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., INT Towers Limited and IHS Nigeria as guarantors, Citibank Europe PLC, UK Branch as facility agent and certain financial institutions listed therein as original lenders. In July 2024, INT Towers NG Finco 1 Plc acceded to the IHS Holding RCF as an additional guarantor.

The interest rate under the IHS Holding RCF is equal to a compounded reference rate based on SOFR (calculated on a five Risk-Free Rate, or RFR, banking day lookback), and a credit adjustment spread plus a margin of 3.00% per annum. IHS Holding Limited also pays certain other fees and costs, including fees for undrawn commitments, utilization and agent fees.

Funds borrowed under the IHS Holding RCF can be applied towards general corporate purposes including, but not limited to, the financing of (a) New Site programs and (b) the repayment of indebtedness (including interest and fees on that indebtedness).

Subject to certain conditions, IHS Holding Limited may voluntarily prepay its utilizations and/or permanently cancel all or part of the available commitments by giving five RFR banking days’ prior notice, or in any case any such shorter period as the majority lenders may agree. In addition to voluntary prepayments, the IHS Holding RCF requires mandatory cancellation, and if applicable, prepayment in full or in part in certain circumstances, including, but not limited to: (i) with respect to any lender, if it becomes unlawful for such lender to perform any of its obligations under the IHS Holding RCF; and (ii) upon the occurrence of a change of control as defined in the IHS Holding RCF.

The IHS Holding RCF contains customary information undertakings, affirmative covenants and negative covenants (including, without limitation, a negative pledge), in each case subject to certain agreed exceptions and materiality carve-outs). The covenants include an interest cover ratio (the ratio of EBITDA for the relevant period to interest expense for the relevant period) and a leverage ratio (the ratio of net financial debt for the relevant period to EBITDA in respect of that relevant period) as financial covenants. These financial covenants are tested quarterly (except where compliance is required at any time and where testing is required upon incurrence) in arrear based on the previous 12 months, by reference to the financial statements delivered and/or each compliance certificate delivered. The IHS Holding RCF contains customary events of default (subject in certain cases to agreed grace periods, thresholds and other qualifications).

In July 2023, the available commitments were increased to $300.0 million pursuant to the facility increase clause contained within the IHS Holding RCF. In November 2023, the IHS Holding RCF was further amended and restated to, among other things, extend the termination date to October 30, 2026.

As of August 9, 2024, there are no amounts drawn and outstanding under the IHS Holding RCF.

The IHS Holding RCF is denominated in U.S. dollars and is governed by English law.

IHS Holding (2022) Bullet Term Loan Facility

IHS Holding Limited entered into a $600.0 million term loan agreement in October 2022 (as amended and/or restated from time to time, the “IHS Holding 2022 Term Loan”), between, amongst others, IHS Holding Limited as borrower, Citibank Europe plc, UK Branch as facility agent and certain financial institutions listed therein as original lenders. The loan is guaranteed by IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Towers NG Limited, IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., INT Towers Limited and IHS Nigeria.

The interest rate applicable to loans made under the IHS Holding 2022 Term Loan is equal to Term SOFR, a credit adjustment spread plus a margin of 3.75% per annum. IHS Holding Limited also pays certain other fees and costs, including fees for undrawn commitments and fees to the facility agent. In July 2024, INT Towers NG Finco 1 Plc acceded to the IHS Holding 2022 Term Loan as an additional guarantor.

The IHS Holding 2022 Term Loan is scheduled to terminate on the date falling 36 months from the date of the loan agreement and is repayable in full on that date. Subject to certain conditions, IHS Holding Limited may voluntarily prepay its utilizations and/or permanently cancel all or part of the available commitments by giving five Business Days’ notice, or such shorter period as the majority lenders may agree. In addition to voluntary prepayments, the IHS Holding 2022 Term Loan requires mandatory cancellation, and if applicable, prepayment in full or in part in certain circumstances, including, but not limited to: (i) with respect to any lender, if it becomes unlawful for such lender to perform any of its obligations under the IHS Holding 2022 Term Loan and (ii) upon the occurrence of a change of control as defined in the IHS Holding 2022 Term Loan.

The IHS Holding 2022 Term Loan contains customary information undertakings, affirmative covenants and negative covenants (including, without limitation, a negative pledge) in each case, subject to certain agreed exceptions and materiality carve-outs. These include an interest cover ratio (the ratio of EBITDA for the relevant period to interest expense for the relevant period) and a leverage ratio (the ratio of net financial debt for the relevant period to EBITDA in respect of that relevant period) as financial covenants. These financial covenants are tested quarterly in arrear based on the previous 12 months, ending on each relevant financial quarter date, by reference to the annual or quarterly (as applicable) financial statements delivered and/or each compliance certificate delivered. The IHS Holding 2022 Term Loan also contains customary events of default (subject in certain cases to agreed grace periods, thresholds and other qualifications).

Following the initial drawdown under this facility in November 2022, in December 2022 IHS Holding Limited hedged a portion of its exposure to Term SOFR by entering into interest rate caps with a total of $100.0 million notional value and a cap rate of 4.50%, for the period between February 7, 2023 and November 7, 2024. The balance of $330.0 million remained unhedged.

In October 2023, the available commitments under the IHS Holding 2022 Term Loan were voluntarily reduced by $100.0 million and the availability period on the remaining balance of $130.0 million in available commitments was extended to April 2024 from October 2023. In March 2024, the available commitments under the IHS Holding 2022 Term Loan were further voluntarily reduced by $70.0 million. In April 2024, $60.0 million in available commitments were drawn down.

As of August 9, 2024, $430.0 million of the IHS Holding 2022 Term Loan was drawn down. The majority of the drawn proceeds have been applied towards the prepayment of the IHS Holding Bridge Facility, the U.S. dollar tranche of the Nigeria 2019 Facility and general corporate purposes.

The IHS Holding 2022 Term Loan is denominated in U.S. dollars and is governed by English law.

IHS Holding (2024) Term Facility

IHS Holding Limited entered into a $270.0 million loan agreement on March 8, 2024 (as amended and/or restated from time to time, the “IHS Holding 2024 Term Facility”), between, amongst others, IHS Holding Limited as borrower and Standard Chartered Bank (Singapore) Limited as the original lender. The loan is guaranteed by IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Towers NG Limited, IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., INT Towers Limited and IHS Nigeria. In July 2024, INT Towers NG Finco 1 Plc acceded to the IHS Holding 2024 Term Facility as an additional guarantor.

The interest rate per annum applicable to loans made under the IHS Holding 2024 Term Facility is equal to Term SOFR, plus a margin (ranging from 4.50% to 7.00% per annum over the duration of the IHS Holding 2024 Term Facility), based on the relevant margin step-up date). IHS Holding Limited also pays certain other fees and costs, including fees for undrawn commitments.

The IHS Holding 2024 Term Facility is scheduled to terminate on the date falling 24 months from the date of the loan agreement and is repayable in installments. Subject to certain conditions, IHS Holding Limited may voluntarily prepay its utilizations and/or permanently cancel all or part of the available commitments by giving five Business Days’ notice, or such shorter period as the majority lenders may agree. In addition to voluntary prepayments, the IHS Holding 2024 Term Facility requires mandatory cancellation, and if applicable, prepayment in full or in part in certain circumstances, including, but not limited to, if it becomes unlawful for a lender to perform any of its obligations under the facility, upon the occurrence of a change of control and takeout financing (in each case as defined in the IHS Holding 2024 Term Facility).

The IHS Holding 2024 Term Facility contains customary information undertakings, affirmative covenants and negative covenants (including, without limitation, a negative pledge) in each case, subject to certain agreed exceptions and materiality carve-outs. These include an interest cover ratio (the ratio of EBITDA for the relevant period to interest expense for the relevant period) and a leverage ratio (the ratio of net financial debt for the relevant period to EBITDA in respect of that relevant period) as financial covenants. These financial covenants are tested quarterly in arrear based on the previous 12 months, ending on each relevant financial quarter date, by reference to the annual or quarterly (as applicable) financial statements delivered and/or each compliance certificate delivered. The IHS Holding 2024 Term Facility also contains customary events of default (subject in certain cases to agreed grace periods, thresholds and other qualifications).

As of August 9, 2024, $270.0 million of the IHS Holding 2024 Term Facility was drawn down. The majority of the drawn proceeds have been applied towards the repayment of the Letter of Credit Facilities in Nigeria.

The IHS Holding 2024 Term Facility is denominated in U.S. dollars and is governed by English law.

IHS Netherlands Holdco B.V. Notes

On each of September 18, 2019 and July 31, 2020, our wholly owned subsidiary, IHS Netherlands Holdco B.V. (“Holdco BV”), issued a total of $510.0 million 7.125% Senior Notes due 2025 (the “2025 Notes”), and $940.0 million 8.0% Senior Notes due 2027 (the “2027 Notes”) guaranteed by IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., IHS Nigeria, IHS Towers NG Limited and INT Towers, and (since June 22, 2021) IHS Holding Limited. On June 22, 2021, pursuant to a successful consent solicitation, Holdco B.V. also effected certain amendments to the indenture governing the notes to, among other things, expand the “restricted group” to encompass IHS Holding Limited and all of IHS Holding Limited’s subsidiaries (which would then be subject to the covenants and events of default under the indenture), and to make certain other consequential changes to the negative covenants and restrictions resulting from the larger group structure. In July 2024, INT Towers NG Finco 1 Plc executed a supplemental indenture to accede as a subsequent guarantor under the 2027 Notes.

On November 30, 2021, the 2025 Notes were subsequently redeemed upon the successful issuance by IHS Holding of the IHS Holding Notes (as defined below).

The 2027 Notes mature on September 18, 2027, and pay interest semi-annually, with the principal repayable in full on maturity. On or after September 18, 2023 or 2024, the 2027 Notes may be redeemed (in whole or in part) at a price of 102.000% and 100.000%, respectively.

The indenture contains customary negative covenants and restrictions, including, but not limited to, our ability to: incur or guarantee additional indebtedness and issue certain preferred stock; make certain restricted payments and investments, including dividends or other distributions; create or incur certain liens; enter into agreements that restrict the ability of restricted subsidiaries to pay dividends; transfer or sell certain assets; merge or consolidate with other entities and enter into certain transactions with affiliates.

IHS Holding Limited Notes

On November 29, 2021, IHS Holding Limited issued $500.0 million 5.625% Senior Notes due 2026 (the “2026 Notes”) and $500.0 million 6.250% Senior Notes due 2028 (the “2028 Notes”, and together with the 2026 Notes, the “IHS Holding Notes”), guaranteed by IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., IHS Nigeria Limited, IHS Towers NG Limited and INT Towers Limited. In July 2024, INT Towers NG Finco 1 Plc executed a supplemental indenture to accede as a subsequent guarantor under the IHS Holding Notes.

At any time prior to November 29, 2024 for the 2028 Notes, IHS Holding Limited may redeem up to 40% of the notes with the net cash proceeds from certain equity offerings at a redemption price equal to 106.250% of the principal amount of the 2028 Notes, plus accrued and unpaid interest and additional amounts, if any, to the redemption date, so long as at least 50% of the aggregate original principal amount of the applicable series of notes remains outstanding immediately thereafter. In addition, the notes may, during such periods, be redeemed at a redemption price equal to 100% of the principal amount plus a “make-whole” premium. On or after November 29, 2023, 2024 or 2025, the 2026 Notes may be redeemed (in whole or in part) at a price of 102.81250%, 101.40625% and 100.00000%, respectively. On or after November 29, 2024, 2025 or 2026, the 2028 Notes may be redeemed (in whole or in part) at a price of 103.1250%, 101.5625% and 100.0000%, respectively.

The indenture governing the notes contains customary negative covenants and restrictions, including, but not limited to, our ability to: incur or guarantee additional indebtedness and issue certain preferred stock; make certain restricted payments and investments, including dividends or other distributions; create or incur certain liens; enter into agreements that restrict the ability of restricted subsidiaries to pay dividends; transfer or sell certain assets; merge or consolidate with other entities and enter into certain transactions with affiliates.

The proceeds of the issuance of the IHS Holding Notes were used to redeem the entire principal amount of the 2025 Notes (including accrued and unpaid interest and the redemption premium), fees and expenses related to the offering of the notes, and for general corporate purposes. The IHS Holding Notes pay interest semi-annually and the principal is repayable in full on maturity.

Nigeria (2023) Term Loan

IHS Netherlands Holdco B.V., IHS Nigeria, IHS Towers NG Limited, INT Towers and IHS Holding Limited entered into an up to NGN 165.0 billion (approximately $109.0 million) term loan agreement in January 2023 (as amended and/or restated from time to time the “Nigeria 2023 Term Loan”), and between, amongst others, IHS Netherlands Holdco B.V. as holdco and guarantor; IHS Towers NG Limited and INT Towers as borrowers; each of IHS Holding Limited, IHS Netherlands NG1 B.V., IHS Nigeria, IHS Netherlands NG2 B.V., and Nigeria Tower Interco B.V. as guarantors; Ecobank Nigeria Limited as agent and certain financial institutions listed therein as original lenders. In July 2024, INT Towers NG Finco 1 Plc acceded to the Nigeria 2023 Term Loan as an Additional Guarantor.

The interest rate per annum is equal to 20% in the first year moving to a floating rate for the remainder of the term. This floating rate is defined by the Nigerian MPR plus a margin of 2.5% and is subject to a cap of 24% and floor of 18%. In August 2024, the cap was amended to 27%. IHS Netherlands Holdco B.V. also pays certain other fees and costs, including agent fees.

The Nigeria 2023 Term Loan contains customary information undertakings, affirmative covenants and negative covenants (including, without limitation, a negative pledge) in each case, subject to certain agreed exceptions and materiality carve-outs. These include an interest cover ratio (the ratio of EBITDA for the relevant period to interest expense for the relevant period) and a leverage ratio (the ratio of net financial debt for the relevant period to EBITDA in respect of that relevant period) as financial covenants. These financial covenants are tested quarterly in arrear based on the previous 12 months, ending on each relevant financial quarter date, by reference to the annual or quarterly (as applicable) financial statements delivered and/or each compliance certificate delivered. The Nigeria 2023 Term Loan also contains customary events of default (subject in certain cases to agreed grace periods, thresholds and other qualifications).

The Nigeria 2023 Term Loan was drawn down for an original principal amount of NGN 124.5 billion (approximately $82.2 million), and funds borrowed under the loan were applied towards, inter alia, refinancing certain indebtedness of INT Towers, IHS Nigeria, and general corporate and working capital purposes.

The Nigeria 2023 Term Loan is scheduled to terminate on the date falling 60 months from the date of the Nigeria 2023 Term Loan and is repayable in installments. Subject to certain conditions, IHS Netherlands Holdco B.V. and the borrowers may voluntarily prepay utilizations and/or permanently cancel all or part of the available commitments by giving five business days’ prior notice (or such shorter period as the majority lenders may agree). In addition to voluntary prepayments, the Nigeria 2023 Term Loan requires mandatory cancellation, and if applicable, prepayment in full or in part in certain circumstances.

As of January 3, 2023, the total commitments available under the Nigeria 2023 Term Loan were NGN 124.5 billion (approximately $82.2 million), which were increased in February 2023, by NGN 29.0 billion (approximately $19.2 million) and further increased in May 2023, by NGN 11.5 billion (approximately $7.6 million) pursuant to the facility increase clause contained within the loan agreement up to its total NGN 165.0 billion (approximately $109.0 million) capacity.

As of August 9, 2024, NGN 165.0 billion (approximately $109.0 million) has been drawn down under this facility. The proceeds from the drawdown were applied towards, inter alia, refinancing certain indebtedness of INT Towers and IHS Nigeria, and for general corporate and working capital purposes.

The Nigeria 2023 Term Loan is denominated in Naira and is governed by English law.

Nigeria (2023) Revolving Credit Facility

IHS Netherlands Holdco B.V., IHS Nigeria, IHS Towers NG Limited, INT Towers and IHS Holding Limited entered into an up to NGN 55.0 billion (approximately $36.3 million) revolving credit facility agreement in January  2023 (as amended and/or restated from time to time the “Nigeria 2023 RCF”), and between, amongst others, IHS Netherlands Holdco B.V. as holdco and guarantor; IHS Towers NG Limited and INT Towers as borrowers and guarantors; each of IHS Holding Limited, IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V., and Nigeria Tower Interco B.V. as guarantors; Ecobank Nigeria Limited as agent and certain financial institutions listed therein as original lenders. In July 2024, INT Towers NG Finco 1 Plc acceded to the Nigeria 2023 RCF as an additional guarantor.

The interest rate per annum is equal to 20% in the first year moving to a floating rate for the remainder of the term. This floating rate is defined by the Nigerian MPR plus a margin of 2.5% and is subject to a cap of 24% and floor of 18%. In August 2024, the cap was amended to 27%. IHS Netherlands Holdco B.V. also pays certain other fees and costs, including agent fees.

The Nigeria 2023 RCF contains customary information undertakings, affirmative covenants and negative covenants (including, without limitation, a negative pledge) in each case, subject to certain agreed exceptions and materiality carve-outs. These include an interest cover ratio (the ratio of EBITDA for the relevant period to interest expense for the relevant period) and a leverage ratio (the ratio of net financial debt for the relevant period to EBITDA in respect of that relevant period) as financial covenants. These financial covenants are tested quarterly in arrear based on the previous 12 months, ending on each relevant financial quarter date, by reference to the annual or quarterly (as applicable) financial statements delivered and/or each compliance certificate delivered. The Nigeria 2023 RCF also contains customary events of default (subject in certain cases to agreed grace periods, thresholds and other qualifications).

The Nigeria 2023 RCF is scheduled to terminate on the date falling 36 months from the date of the Nigeria 2023 RCF, and is repayable in full on maturity. Subject to certain conditions, IHS Netherlands Holdco B.V. and the borrowers may voluntarily prepay utilizations and/or permanently cancel all or part of the available commitments by giving five business days’ prior notice (or such shorter period as the majority lenders may agree). In addition to voluntary prepayments, the Nigeria 2023 RCF requires mandatory cancellation, and if applicable, prepayment in full or in part in certain circumstances.

As of January 3, 2023, the total commitments available under the Nigeria 2023 RCF were NGN 44.0 billion (approximately $29.1 million), which were further increased in February 2023, by NGN 11.0 billion (approximately $7.3 million) to NGN 55.0 billion (approximately $36.3 million), pursuant to the facility increase clause contained within the loan agreement.

As of August 9, 2024, NGN 51.0 billion (approximately $33.7 million) has been drawn down under this facility.

The Nigeria 2023 RCF is denominated in Naira and is governed by English law.

IHS Côte d’Ivoire S.A. Facility

IHS Côte d’Ivoire S.A. entered into a credit agreement originally in June 2015 (as amended and/or restated from time to time, including in August 2017 and June 2022) with certain financial institutions, split into one tranche with a total commitment of €52.0 million (approximately $55.7 million) (the “CIV Euro Tranche”), and another tranche with a total commitment of XOF 44.6 billion (approximately $72.9 million) (the “CIV XOF Tranche” and, together with the CIV Euro Tranche, the “IHS Côte d’Ivoire S.A. Facility”). The IHS Côte d’Ivoire S.A. Facility is guaranteed by IHS Holding Limited. The CIV Euro Tranche has an interest rate of 3.00% plus 3 Month EURIBOR, (subject to a zero floor), and the CIV XOF Tranche has an interest rate of 5.00%. The IHS Côte d’Ivoire S.A. Facility contains customary information and negative covenants and requires IHS Côte d’Ivoire S.A. to observe certain customary affirmative covenants, subject to certain agreed exceptions and materiality carve-outs. The covenants include that IHS Côte d’Ivoire S.A. maintain specified net debt to EBITDA ratios and interest coverage ratios, each as defined therein.

The IHS Côte d’Ivoire S.A. Facility was fully drawn down in 2017, and the termination date has been extended to June 2024.

The IHS Côte d’Ivoire S.A. Facility was fully repaid in February 2024 using the proceeds received from the initial drawdown of the CIV 2023 Term Loan.

CIV (2023) Term Loan

IHS Côte d’Ivoire S.A. entered into a facility agreement originally in December 2023 (as amended and/or restated from time to time) with, amongst others, certain financial institutions listed therein as original lenders, split into one tranche with a total commitment of €88.0 million (approximately $94.3 million) (the “CIV 2023 Euro Tranche”), and another tranche with a total commitment of XOF 11.2 billion (approximately $18.2 million) (the “CIV 2023 XOF Tranche” and, together with the CIV 2023 Euro Tranche, the “CIV 2023 Term Loan”). The CIV 2023 Term Loan is governed by French law. Funds under the facility are to be applied towards, inter alia, refinancing certain indebtedness of IHS Côte d’Ivoire S.A. (including the IHS Côte d’Ivoire S.A. Facility), general corporate and working capital purposes, and funding a settlement of intercompany loans.

The CIV 2023 Term Loan has an interest rate of 3.50% plus 3 Month EURIBOR on the CIV 2023 Euro Tranche and 6.50% on the CIV 2023 XOF Tranche, and contains customary information and negative covenants, as well as requirements for IHS Côte d’Ivoire S.A. to observe certain customary affirmative covenants (subject to certain agreed exceptions and materiality carve-outs) and maintain specified net debt to EBITDA ratios and interest coverage ratios.

The CIV 2023 Term Loan will terminate in December 2028.

In February 2024, €56.1 million (approximately $60.5 million) and XOF 7,109.0 million (approximately $11.7 million) was drawn down under the CIV 2023 Term Loan and the proceeds were applied towards, inter alia, the repayment of the IHS Côte d’Ivoire S.A. Facility. In June 2024, €31.9 million (approximately $34.2 million) and XOF 4,042.3 million (approximately $6.6 million) was drawn down under the CIV 2023 Term Loan and the proceeds were applied towards general corporate purposes.

As of August 9, 2024, an aggregate amount of €88.0 million and XOF 11,151.3 million (approximately $112.5 million) has been drawn down under this facility.

IHS Zambia Limited Facility

IHS Zambia Limited entered into two facilities with a common terms agreement originally in December 2020 (as amended and/or restated from time to time, including in February 2021 and January 2023) with a total commitment of $95.0 million with certain financial institutions (the “Zambia Facility”), split into a facility for an aggregate commitment representing $75.0 million and a second facility for an aggregate commitment representing $20.0 million.

The Zambia Facility is guaranteed by IHS Holding Limited, and was fully utilized as of March 2021. The Zambia Facility has an interest rate of 5.0% plus 3 Month Term SOFR and a credit adjustment spread ranging between 0.11% to 0.43% and contains customary information and negative covenants and requires IHS Zambia Limited to observe certain customary affirmative covenants, subject to certain agreed exceptions and materiality carve-outs. The covenants include that IHS Zambia Limited maintain specified net debt to EBITDA ratios and interest coverage ratios, each as defined in the agreement. The respective facilities will terminate in December 2027.

IHS Kuwait Facility

IHS Kuwait Limited entered into a loan agreement originally in April 2020 (as amended and/or restated from time to time) with a total commitment of KWD 26.0 million (approximately $84.8 million) (the “Kuwait Facility”). The Kuwait Facility has an interest rate of 2.00% plus Central Bank of Kuwait’s Discount Rate, contains customary information and negative covenants, and requires IHS Kuwait Limited to observe certain customary affirmative covenants, subject to certain agreed exceptions and materiality carve outs. The covenants include that IHS Kuwait Limited maintain specified net debt to EBITDA ratios, a debt service cover ratio and restrict capital expenditures to levels established within the facility.

The Kuwait Facility will terminate in April 2029.

As of August 9, 2024, an aggregate amount of KWD 21.8 million (approximately $71.0 million) has been drawn down under this facility. The availability period on the undrawn portion of the Kuwait Facility has ended.

IHS Brasil - Cessão de Infraestruturas S.A. Debentures

IHS Brasil - Cessão de Infraestruturas S.A. issued debentures for (i) BRL 1,200.0 million (approximately $214.6 million), in September 2023 (the “IHS 2023 Brasil Debentures”) and (ii) BRL 300.0 million (approximately $53.6 million) in June 2024 (the “IHS 2024 Brasil Debentures”) (both as amended and/or restated from time to time, and collectively being, the “IHS Brasil Debentures”). The IHS 2023 Brasil Debentures amortize, starting from February 2026, semi-annually until maturity in August 2031, and the IHS 2024 Brasil Debentures amortize, starting from July 2026, semi-annually until maturity in July 2032.

The IHS Brasil Debentures contain customary information and financial covenants, including but not limited to the maintenance of specified net debt to EBITDA and interest cover ratios. They also contain customary negative covenants and restrictions including, but not limited to, dividends and other payments to shareholders, intercompany loans and capital reductions.

The IHS Brasil Debentures are secured by a pledge over all shares owned by IHS Netherlands BR B.V. in IHS Brasil – Cessão de Infraestruturas S.A. and a pledge over the bank account where the companies’ receivables are deposited. The IHS 2023 Brasil Debentures have an interest rate of CDI plus 3.10% and will mature in August 2031, whereas the IHS 2024 Brasil Debentures have an interest rate of CDI plus 2.80% (both assuming a 252-day calculation basis) and will mature in July 2032.

The proceeds from the issuance of the IHS 2023 Brasil Debentures were applied towards, inter alia, refinancing certain indebtedness of IHS Brasil - Cessão de Infraestruturas S.A. and general corporate and working capital purposes, and the proceeds of the IHS 2024 Brasil Debentures were applied towards general corporate purposes including working capital purposes.

I-Systems Facility

I-Systems Soluções de Infraestrutura S.A. (“I-Systems”) entered into a BRL 200.0 million (approximately $35.8 million) credit agreement, originally in October 2022 (as amended and/or restated from time to time, the “I-Systems Facility”). The I-Systems Facility is secured by the chattel mortgage of certain credit rights of I-Systems and contains customary information and negative covenants, including the maintenance of specified net debt to EBITDA ratio. It also contains restrictions on the total debt allowed, dividends, intercompany loans and capital reductions. The I-Systems Facility has an interest rate of CDI plus 2.45% (assuming a 252-day calculation basis), and will terminate in October 2030. The facility was fully drawn down in October 2022.

In October 2022, Itau Unibanco S.A. provided an additional commitment in an aggregate amount of BRL 200.0 million (approximately $35.8 million) on the same terms, available in two tranches. The first tranche of BRL 80.0 million (approximately $14.3 million was drawn down in February 2023 with an interest rate of CDI plus 2.45% (assuming a 252-day calculation basis), and the second tranche of BRL 120.0 million (approximately $21.5 million) was drawn down in March 2023 with an interest rate of CDI plus 2.50% (assuming a 252-day calculation basis).

I-Systems Debentures

I-Systems issued debentures for BRL 160.0 million (approximately $28.6 million) in June 2024 (as amended and/or restated from time to time, the “I-Systems Debentures”). The I-Systems Debentures amortize, starting from November 2026, semi-annually until maturity in May 2032.

The I-Systems Debentures contain customary information and financial covenants, including but not limited to the maintenance of specified net debt to EBITDA. They also contain customary negative covenants and restrictions including, but not limited to, dividends and other payments to shareholders, intercompany loans and capital reductions.

The I-Systems Debentures are secured by a pledge over the bank account where the companies’ receivables are deposited. The I-Systems Debentures have an interest rate of CDI plus 2.10% and will mature in May 2032.

The proceeds from the issuance of the I-Systems Debentures were applied towards, inter alia, general corporate and working capital purposes.

IHS South Africa Facility

IHS Towers South Africa Proprietary Limited (“IHS SA”) entered into a ZAR 3,470.0 million (approximately $190.7 million) facility agreement originally in May 2022 (as amended and/or restated from time to time (the “IHS SA Facility”), with, amongst others, certain financial institutions listed therein as original lenders. The IHS SA Facility is governed by South African law and funds borrowed under the facility were partly applied towards the payment of consideration owed pursuant to the MTN SA Acquisition. The undrawn portion can be applied towards capital expenditure and general corporate purposes and is available for up to 24 months from the signature date of the agreement.

The IHS SA Facility has an interest rate of 2.75% plus 3 Month JIBAR, and contains customary information and negative covenants, as well as requirements for IHS SA to observe certain customary affirmative covenants (subject to certain agreed exceptions and materiality carve-outs) and maintain specified net debt to EBITDA ratios and interest coverage ratios.

The IHS SA Facility will terminate in May 2029.

As of August 9, 2024, ZAR 3,470.0 million (approximately $190.7 million) has been drawn down under this facility.

IHS South Africa Overdraft

IHS SA entered into a ZAR 350.0 million (approximately $19.2 million) overdraft facility agreement in October 2023 (the “IHS SA Overdraft”). The IHS SA Overdraft is governed by South African law and funds borrowed under the facility will be applied towards general corporate purposes. The IHS SA Overdraft will terminate in October 2024.

As of August 9, 2024, the IHS SA Overdraft was undrawn.

Letter of Credit Facilities

As of June 30, 2024, IHS Nigeria Limited has utilized $2.2 million through funding under agreed letters of credit. These letters mature on September 30, 2024, and their interest rates range from 12.00% to 15.55%. These letters of credit are utilized to fund capital and operational expenditure with suppliers.

As of June 30, 2024, INT Towers Limited has utilized $5.3 million through funding under agreed letters of credit. These letters mature on September 30, 2024, and their interest rates range from 12.00% to 15.75%. These letters of credit are utilized to fund capital and operational expenditure with suppliers.

As of June 30, 2024, Global Independent Connect Limited has utilized $0.2 million through funding under agreed letters of credit. These letters mature on September 30, 2024, and their interest rates range from 15.25% to 15.28%. These letters of credit are utilized to fund capital and operational expenditure with suppliers.

Off-balance sheet arrangements

We have no off-balance sheet arrangements.

Critical accounting policies and significant judgments and estimates

The preparation of our financial information requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, revenue and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances.

Our critical accounting policies are described under the heading “Critical Accounting Policies and Significant Judgments and Estimates” in our Annual Report and the notes to the audited financial statements in our Annual Report. There were no material changes to our critical accounting policies and estimates from those discussed in our Annual Report.

Refer to note 3 to the unaudited condensed consolidated interim financial statements that appear elsewhere in this report for further detail.

For a summary of all of our significant accounting policies, see note 2 to the unaudited condensed consolidated interim financial statements for the period ended June 30, 2024.

Recent accounting pronouncements

New standards and interpretations not yet adopted are also disclosed in note 2.4 to the unaudited condensed consolidated interim financial statements included elsewhere in this report.